Exhibit 4.2/A

                                                                  Amendment Deed
                                                      Supplementary Terms Notice


                                         Perpetual Trustees Consolidated Limited
                                                                       (Trustee)

                                                      Crusade Management Limited
                                                                       (Manager)

                                                          St.George Bank Limited
                                                               (Approved Seller)

                                                          St.George Bank Limited
                                                                      (Servicer)

                                                          St.George Bank Limited
                                                                   (Indemnifier)

                                                 St.George Custodial Pty Limited
                                                                     (Custodian)

                                                                     P.T Limited
                                                              (Security Trustee)

                                                Deutsche Trustee Company Limited
                                                                  (Note Trustee)




                                              Crusade Global Trust No. 1 of 1999

                                                               The Chifley Tower
                                                                2 Chifley Square
                                                               Sydney  NSW  2000
                                                             Tel  61 2 9230 4000
                                                             Fax  61 2 9230 5333
                                                                  www.aar.com.au



                                       (C) Copyright Allens Arthur Robinson 2003

Table of Contents

1.    Definitions and Interpretation                                           1
      1.1   Definitions                                                        1
      1.2   Interpretation                                                     2

2.    Amendments                                                               2

3.    Confirmation                                                             2

4.    Effective Date                                                           2

5.    Governing law and jurisdiction                                           2

6.    Counterparts                                                             2

Annexure A                                                                     6


                                    Page (i)

Date  2003

Parties

1. Perpertual Trustees Consolidated Limited (formerly AXA Trustees Limited) (ACN 004 029 841) of Level 7, 39 Hunter Street, Sydney, New South Wales 2000 in its capacity as trustee of Crusade Global Trust No. 1 of 1999 (Trustee)

2. Crusade Management Limited (ABN 90 072 715 916) of 4-16 Montgomery Street, Kogarah, Sydney, New South Wales 2217 (Manager)

3. St George Bank Limited (ABN 92 055 513 070) of 4-16 Montgomery Street, Kogarah, New South Wales 2217 (Approved Seller)

4. St George Bank Limited (ABN 92 055 513 070) of 4-16 Montgomery Street, Kogarah, New South Wales 2217 (Servicer)

5. St George Bank Limited (ABN 92 055 513 070) of 4-16 Montgomery Street, Kogarah, New South Wales 2217 (Indemnifier)

6. St George Custodial Pty Limited (ABN 87 003 347 411) of 4-16 Montgomery Street, Kogarah, New South Wales 2217 (Custodian)

7. P.T Limited (ABN 67 004 454 666) of Level 7, 39 Hunter Street Sydney, New South Wales 2000 (Security Trustee)

8. Deutsche Trustee Company Limited (formerly Bankers Trust Company Limited) of Winchester House, 1 Great Winchester Street, London EC2N 2DB, United Kingdom (Note Trustee)

Recitals

A The parties are parties to the Supplementary Terms Notice dated 22 September 1999 (the Supplementary Terms Notice) in relation to the Crusade Global Trust No. 1 of 1999 (the Relevant Trust).

B The parties wish to amend the Supplementary Terms Notice in the manner set out in this deed.


1.    Definitions and Interpretation

1.1   Definitions

      Words and expressions defined in the Supplementary Terms Notice have the same meaning when used in this deed unless the context otherwise requires or unless otherwise defined in this deed.

1.2   Interpretation

      Clause 2 of the Supplementary Terms Notice applies as if incorporated in this deed and as if references to the Supplementary Terms Notice were references to this deed.

2.    Amendments

      The  Supplementary  Terms Notice is amended to read as set out in Annexure
      A.

3.    Confirmation

      The Manager:

      (a) confirms that it has complied with clause 33.1 of the Master Trust Deed in respect of the amendments contemplated by this deed on the basis that the amendments to the Supplementary Terms Notice made by this Deed are appropriate and expedient as a consequence of amendments to the Income Tax Assessment Act 1997 (Cth) and are desirable to enable the provisions of the Supplementary Terms Notice to be more conveniently, advantageously and economically administered; and

      (b) advises the Trustee and the Note Trustee that those amendments are appropriate as a consequence of an amendment to statute or regulation or altered requirements of a Governmental Agency or are otherwise desirable.

4.    Effective Date

      This deed takes effect, and the parties agree to be bound by the Supplementary Terms Notice as amended by this deed, from the date of this deed or such other date as the parties may agree.

5. Governing law and jurisdiction

      This Deed is governed by the laws of New South Wales.  Each of the parties
      submits   to  the   non-exclusive   jurisdiction   of  courts   exercising
      jurisdiction there.

6.    Counterparts

      This deed may be executed in any number of counterparts. All counterparts together will be taken to constitute one instrument.

TRUSTEE

Signed   Sealed  and  Delivered  for
Perpetual   Trustees    Consolidated
Limited by its attorney  under power
of attorney in the presence of:


------------------------------------    -----------------------------------
Witness Signature                       Attorney Signature


------------------------------------    -----------------------------------
Print Name                              Print Name



MANAGER

Signed   Sealed  and  Delivered  for
Crusade  Management  Limited  by its
attorney  under power of attorney in
the presence of:


------------------------------------    -----------------------------------
Witness Signature                       Attorney Signature


------------------------------------    -----------------------------------
Print Name                              Print Name



APPROVED  SELLER

Signed  Sealed and  Delivered for St
George Bank  Limited by its attorney
under   power  of  attorney  in  the
presence of:


------------------------------------    -----------------------------------
Witness Signature                       Attorney Signature


------------------------------------    -----------------------------------
Print Name                              Print Name

SERVICER

Signed  Sealed and  Delivered for St
George Bank  Limited by its attorney
under   power  of  attorney  in  the
presence of:


------------------------------------    -----------------------------------
Witness Signature                       Attorney Signature


------------------------------------    -----------------------------------
Print Name                              Print Name



INDEMNIFIER

Signed  Sealed and  Delivered for St
George Bank  Limited by its attorney
under   power  of  attorney  in  the
presence of:


------------------------------------    -----------------------------------
Witness Signature                       Attorney Signature


------------------------------------    -----------------------------------
Print Name                              Print Name



CUSTODIAN

Signed  Sealed and  Delivered for St
George  Custodial Pty Limited by its
attorney  under power of attorney in
the presence of:


------------------------------------    -----------------------------------
Witness Signature                       Attorney Signature


------------------------------------    -----------------------------------
Print Name                              Print Name

SECURITY  TRUSTEE

Signed Sealed and Delivered for P.T.
Limited by its attorney  under power
of attorney in the presence of:


------------------------------------    -----------------------------------
Witness Signature                       Attorney Signature


------------------------------------    -----------------------------------
Print Name                              Print Name



NOTE TRUSTEE

Signed   Sealed  and   Delivered  by
Deutsche Trustee Company Limited:


------------------------------------    -----------------------------------
Associate Director Signature            Associate Director Signature


------------------------------------    -----------------------------------
Print Name                              Print Name

Annexure A



                                                      Supplementary Terms Notice


                                                            AXA Trustees Limited

                                                      Crusade Management Limited

                                                          St.George Bank Limited

                                                 St.George Custodial Pty Limited

                                           National Mutual Life Nominees Limited

                                                           Bankers Trust Company



                                              Crusade Global Trust No. 1 of 1999

                                                               The Chifley Tower
                                                                2 Chifley Square
                                                               Sydney  NSW  2000
                                                             Tel  61 2 9230 4000
                                                             Fax  61 2 9230 5333
                                                                  www.aar.com.au



                                       (C) Copyright Allens Arthur Robinson 2003

Table of Contents

1.    Introduction                                                            10

2.    Definitions and Interpretation                                          11
      2.1   Definitions                                                       11
      2.2   Interpretation                                                    31
      2.3   Limitation of liability                                           31
      2.4   Knowledge of Trustee                                              33

3.    Direction and Trust Back                                                33

4.    Notes                                                                   33
      4.1   Conditions of Notes                                               33
      4.2   Summary of conditions of Notes                                    33
      4.3   Issue of Notes                                                    36
      4.4   Trustee's Covenant to Noteholders and the Note Trustee            36
      4.5   Repayment of Notes on Payment Dates                               36
      4.6   Final Redemption                                                  37
      4.7   Period During Which Interest Accrues                              37
      4.8   Calculation of Interest                                           37
      4.9   Step-Up Margin                                                    38
      4.10  Aggregate receipts                                                38

5.    Cashflow Allocation Methodology                                         39
      5.1   Total Available Funds                                             39
      5.2   Excess Available Income - Reimbursement of Charge Offs and
            Principal Draws                                                   41
      5.3   Excess Distribution                                               42
      5.4   Principal Distributions                                           42
      5.5   Redraws                                                           44
      5.6   Determination Date - Payment Shortfall                            45
      5.7   Monthly Determination Date - Liquidity Shortfall                  45
      5.8   Allocating Liquidation Losses                                     46
      5.9   Insurance claims                                                  46
      5.10  Payments before Payment Date                                      47
      5.11  Charge Offs                                                       47
      5.12  Payments into US$ Account                                         47
      5.13  Payments out of US$ Account                                       48
      5.14  Rounding of amounts                                               48
      5.15  Manager's Report                                                  48
      5.16  Payment Priorities Following an Event of Default: Security
            Trust Deed                                                        49
      5.17  Prescription                                                      49
      5.18  Accounting Procedures:  Principal & Interest                      49
      5.19  Replacement of Currency Swap                                      49
      5.20  Notice of calculations                                            50
      5.21  Bond Factors                                                      50
      5.22  Loan Offset Interest                                              50

6.    Master Trust Deed and Servicing  Agreement                              50

      6.1 Completion of details in relation to Master  Trust Deed             50
      6.2  Amendments  to Master Trust Deed                                   52
      6.3 Amendments to the Servicing Agreement                               89

7.    Call and Tax Redemption                                                 89
      7.1   Call                                                              89
      7.2   Tax Event                                                         90

8.    Substitution of Purchased Receivables                                   90
      8.1   Approved Seller substitution                                      90
      8.2   Other substitutions                                               91
      8.3   Selection criteria                                                91

9.    Application of Threshold Rate                                           92
      9.1   Calculation of Threshold Rate                                     92
      9.2   Setting Threshold Rate                                            92
      9.3   Loan Offset Deposit Accounts                                      92

10.   Title Perfection Events                                                 93

11.   Beneficiary                                                             93
      11.1  Acknowledgment of Units                                           93
      11.2  Residual Capital Unit                                             93
      11.3  Residual Income Unit                                              94
      11.4  Unit Register                                                     94

12.   Note Trustee                                                            95
      12.1  Capacity                                                          95
      12.2  Exercise of rights                                                95
      12.3  Representation and warranty                                       95
      12.4  Payments                                                          95
      12.5  Payment to be made on Business Day                                96

13.   Security Trust Deed                                                     96

14.   Custodian Agreement                                                     96

15.   Manager's Directions to be in Writing                                   96

16.   Undertakings by Seller and Servicer                                     96

17.   Tax Reform                                                              97
      17.1  Taxation of trusts and consolidated groups                        97
      17.2  Amending Bill - taxation of trusts                                98
      17.3  Group tax liabilities                                             98
      17.4  Evidence of tax sharing agreement                                 99
      17.5  Objective                                                         99
      17.6  Residual Income Beneficiary                                       99

Schedule 1                                                                   103

Schedule 2                                                                   104
       Application for Class B Notes Crusade Global Trust No.1 of 1999       104

Schedule 3                                                                   106
       Note Acknowledgment Crusade Global Trust No.1 of 1999                 106

Schedule 4                                                                   108
      Note Transfer and Acceptance Crusade Global Trust No.1 of 1999         108

Date

      This Supplementary Terms Notice is issued on 22 September 1999 pursuant and subject to the Master Trust Deed dated 14 March 1998 (the Master Trust
      Deed) between:

Parties

A AXA Trustees Limited (ACN 004 029 841) of Level 2, 65 Southbank Boulevard, South Melbourne, Victoria, 3205 in its capacity as trustee of Crusade Global Trust No. 1 of 1999 (the Trustee);

B Crusade Management Limited (ACN 072 715 916) of 4-16 Montgomery Street, Kogarah, New South Wales 2217 as Manager (the Manager);

C St.George Bank Limited (ACN 055 513 070) of 4-16 Montgomery Street, Kogarah, New South Wales 2217 in its capacity as Servicer, Approved Seller and Indemnifier (St.George);

D St.George Custodial Pty Limited (ACN 003 347 411) of 4-16 Montgomery Street, Kogarah, New South Wales 2217 (the Custodian);

E National Mutual Life Nominees Limited (ACN 004 387 133) of 44 Market Street, Sydney, New South Wales 2000 (the Security Trustee); and

F Bankers Trust Company of 1 Appold Street, Broadgate, London EC2A 2HE, United Kingdom (the Note Trustee) which has agreed to act as note trustee in relation to Notes issued by the Trust under the Note Trust Deed and in accordance with this Supplementary Terms Notice.

It is agreed as follows.

1.    Introduction

      This Supplementary Terms Notice is issued by the Manager and applies in respect of Crusade Global Trust No. 1 of 1999.

      Each party to this Supplementary Terms Notice agrees to be bound by the Transaction Documents as amended by this Supplementary Terms Notice in the capacity set out with respect to them in this Supplementary Terms Notice or the Master Trust Deed.

      The parties agree that the Approved Seller is to be an Approved Seller for the purposes of the Master Trust Deed, this Supplementary Terms Notice and the other Transaction Documents for the Trust.

      The parties agree that the Servicer is to be a Servicer for the purposes of the Master Trust Deed, this Supplementary Terms Notice and the other Transaction Documents for the Trust.

      The parties agree that the Custodian is to be a Custodian for the purposes of the Master Trust Deed, this Supplementary Terms Notice and the other Transaction Documents for the Trust.

2.    Definitions and Interpretation

2.1   Definitions

      Unless otherwise defined in this Supplementary Terms Notice, words and phrases defined in the Master Trust Deed have the same meaning where used in this Supplementary Terms Notice.

      In this Supplementary Terms Notice, and for the purposes of the definitions in the Master Trust Deed, the following terms have the following meanings unless the contrary intention appears. These definitions apply only in relation to the Crusade Global Trust No. 1 of 1999, and do not apply to any other Trust (as defined in the Master Trust
      Deed).

      A$ Class A Interest Amount means, for any Quarterly Payment Date in relation to a Confirmation for Class A Notes, the amount in Australian dollars which is calculated:

      (a) on a daily basis at the applicable rate set out in that Confirmation (being AUD-BBR-BBSW, as defined in the ISDA Definitions, as at the first day of the Interest Period ending on (but excluding) that Payment Date with a designated maturity of 90 days (or, in the case of the first Interest Period, 60 days) plus the relevant Spread);

      (b) on the A$ Equivalent of the aggregate of the Invested Amount of those Class A Notes as at the first day of the Interest Period ending on (but excluding) that Payment Date; and

      (c) on the basis of the actual number of days in that Interest Period and a year of 365 days.

      A$ Equivalent means:

      (a) in relation to an amount denominated or to be denominated in US$, the amount converted to (and denominated in) A$ at the A$ Exchange Rate; or

      (b) in relation to an amount denominated or to be denominated in A$, the amount of A$.

      A$ Exchange Rate means, on any date, the rate of exchange (set as at the commencement of a Currency Swap) applicable under that Currency Swap for the exchange of United States dollars for Australian dollars.

      Accrued Interest Adjustment means, in relation to the Approved Seller, all interest and fees accrued on the Purchased Receivables purchased from the Approved Seller up to (but excluding) the Closing Date which are unpaid as at the close of business on the Closing Date.

      Agency Agreement means the Agency Agreement dated on or about the date of this Deed between the Trustee, the Manager, the Note Trustee, the Principal Paying Agent, the other Paying Agents and the Calculation Agent.

      Amendment Deed means the Amendment Deed Supplementary Terms Notice of that name dated on or about 30 September 2003 between the parties to this Supplementary Terms Notice.

      Arrears subsist in relation to a Receivable at any time if, at that time, the principal outstanding under that Receivable is greater than the scheduled principal balance for that Receivable.

      Asset has the meaning in the Master Trust Deed and includes any Loan or any Mortgage specified in a Sale Notice or any Mortgage, Related Security or other rights with respect thereto which is acquired by the Trustee for the Trust, or any Authorised Investment acquired by the Trustee.

      Authorised Signatory means:

      (a) in relation to the Note Trustee, any duly authorised officer of the Note Trustee and any other duly authorised person of the Note Trustee;

      (b) in relation to the Principal Paying Agent, any duly authorised officer of the Principal Paying Agent and any other duly authorised person of the Principal Paying Agent; and

      (c) in relation to the Calculation Agent, any duly authorised officer of the Calculation Agent and any other duly authorised person of the Calculation Agent.

      Available Income means, in relation to the Trust for any Monthly Collection Period, the total of the following:

      (a) the Finance Charge Collections for the Trust for that Monthly Collection Period; plus

      (b)   to the extent not included in paragraph (a):

            (i) any amount received by or on behalf of the Trustee in relation to that Monthly Collection Period on or by the Monthly Payment Date immediately following the end of that Monthly Collection Period with respect to net receipts under any Interest Hedge;

            (ii) any interest income received by or on behalf of the Trustee during that Monthly Collection Period in respect of moneys credited to the Collection Account in relation to the Trust;

            (iii) amounts  in the  nature  of  interest  otherwise  paid  by the
                  Approved Seller, the Servicer or the Manager to the Trustee in respect of Collections held by it;

            (iv) all other amounts received by or on behalf of the Trustee in respect of the Assets in the nature of income; and

            (v) all amounts received by or on behalf of the Trustee in the nature of income during that Monthly Collection Period from any provider of a Support Facility (other than a Redraw Facility Agreement) under that Support Facility (including any amounts received under the terms of any Mortgage Insurance Policy by way of timely payment cover) and which the Manager determines should be accounted for in respect of a Finance Charge Loss, but excluding interest credited to a Support Facility Collateral Account.

      Available Income, for any Quarterly Collection Period, means the total of the above amounts for the three Monthly Collection Periods that comprise that Quarterly Collection Period.

      Bank means:

      (a) for the purposes of paragraph (a) of the definition of Business Day and the definition of US$ Account::

            (i) a corporation authorised under the Banking Act 1959 (Cth) to carry on general banking business in Australia or a corporation formed or incorporated under an Act of the Parliament of an Australian Jurisdiction to carry on the general business of banking;

            (ii) a person authorised under the Banking Act 1987 (UK) to carry on a deposit taking business; or

            (iii) a banking  institution  or trust  company  organised  or doing business under the laws of the United States of America or any of its states; and

      (b) in any other case, a corporation authorised under the Banking Act 1959 (Cth) to carry on general banking business in Australia or a corporation formed or incorporated under an Act of the Parliament of an Australian Jurisdiction to carry on the general business of banking.

      Basis Swap means, in relation to the master interest rate swap agreement dated on or about the date of this Supplementary Terms Notice made between the Trustee in its capacity as trustee of the Trust, the Manager, St.George as principal floating rate payer and Deutsche Bank AG, Sydney Branch as standby floating rate payer, on the terms of the ISDA Master Agreement (with amendments thereto), each Transaction (as defined in that agreement) entered into in accordance with that agreement in relation to the interest rate risk arising from a Floating Rate Loan.

      BBSW Reference Bank means any financial institution authorised to quote on the Reuters Screen BBSW Page.

      Beneficiary means, in relation to the Trust, the Manager.

      Bond Factor means a Class A Bond Factor or the Class B Bond Factor

      Book-Entry Note means a book-entry note issued or to be issued by the Trustee in registered form under clause 3.1 of the Note Trust Deed representing Class A-1 Notes, Class A-2 Notes or Class A-3 Notes substantially in the form of schedule 1 to the Note Trust Deed.

      Break Payment means any amount owed by an Obligor under a Fixed Rate Loan and which amount is owed following payment by that Obligor of any principal before the due date for that principal, in accordance with the terms of the relevant Receivable Agreement (and includes an amount owed by the Mortgage Insurer with respect to the obligation of an Obligor to pay any such amount).

      Business Day means:

      (a) in relation to the Note Trust Deed, the Agency Agreement, any Class A Note, (including any Condition) and any payment of US$ under a Currency Swap, any day, other than a Saturday, Sunday or public holiday, on which Banks are open for business in London, Sydney and New York, or as otherwise specified in the relevant Condition; and

      (b) in relation to any Class B Notes, any other Transaction Document and any payments of A$, any day, other than a Saturday, Sunday or public holiday, on which Banks are open for business in Sydney.

      Calculation Agent means HSBC Bank USA.

      Carryover Charge Off means, in relation to the Trust at any time, a Carryover Class A Charge Off or a Carryover Class B Charge Off or a Carryover Redraw Charge Off.

      Carryover Class A Charge Off means, on any Quarterly Determination Date, in relation to a Class A Note, the aggregate of Class A Charge Offs in relation to that Class A Note prior to that Quarterly Determination Date and which have not been reinstated under clause 5.2(a)(ii)(A).

      Carryover Class B Charge Off means, on any Quarterly Determination Date, in relation to a Class B Note, the aggregate of Class B Charge Offs prior to that Quarterly Determination Date and which have not been reinstated under clause 5.2(a)(iv).

      Carryover Redraw Charge Off means, on any Quarterly Determination Date, the aggregate of Redraw Charge Offs prior to that Quarterly Determination Date and which have not been repaid under clause 5.2(a)(ii)(B).

      Class includes each class constituted by the Class A-1 Notes, the Class A-2 Notes, the Class A-3 Notes and the Class B Notes.

      Class A Bond Factor means, in relation to a Quarterly Determination Date for a Class of Class A Notes, the aggregate of the Invested Amounts for that Class of Class A Notes for that Quarterly Determination Date, less all Class A Principal Payments to be made on the next Quarterly Payment Date divided by the aggregate Class A Initial Invested Amounts for that Class of Class A Notes expressed to seven decimal places.

      Class A Charge Off means, in relation to a Class A Note, the amount of any reduction in the Class A Stated Amount for that Note under clause 5.11(b)(i).

      Class A Initial Invested Amount means, in relation to any Class A Note, the Initial Invested Amount of that Class A Note.

      Class A Interest means all interest accrued on the Class A Notes in respect of an Interest Period in accordance with clause 4.8.

      Class A Note means a Class A-1 Note, Class A-2 Note or Class A-3 Note.

      Class A-1 Note means a Note issued as a Class A-1 Note by the Trustee with the characteristics of a Class A-1 Note under this Supplementary Terms Notice and includes any relevant Book-Entry Note (or any part or interest in) and any relevant Definitive Note.

      Class A-2 Note means a Note issued as a Class A-2 Note by the Trustee with the characteristics of a Class A-2 Note under this Supplementary Terms Notice and includes any relevant Book-Entry Note (or any part or interest in) and any relevant Definitive Note.

      Class A-3 Note means a Note issued as a Class A-3 Note by the Trustee with the characteristics of a Class A-3 Note under this Supplementary Terms Notice and includes any relevant Book-Entry Note (or any part or interest in) and any relevant Definitive Note.

      Class A Noteholder means a Noteholder of a Class A Note.

      Class A Principal Payment means each payment to the Class A Noteholders under clause 5.13, following a payment under clauses 5.4(c)(vii)(B), 5.4(c)(viii)(B) or 5.4(c)(ix)(B).

      Class A Stated Amount means, on a Quarterly Determination Date and in relation to a Class A Note, an amount equal to:

      (a)   the Class A Initial Invested Amount for that Note; less

      (b) the aggregate of all Class A Principal Payments made before that Determination Date with respect to that Class A Note; less

      (c) Carryover Class A Charge Offs (if any) made in relation to that Class A Note; less

      (d) Class A Principal Payments (if any) to be made in relation to that Class A Note on the next Payment Date; less

      (e) Class A Charge Offs (if any) to be made in relation to that Class A Note on the next Payment Date; plus

      (f) the amount (if any) of the Excess Available Income applied in reinstating the Stated Amount of that Class A Note under clause 5.2(a)(ii)(A) on that Determination Date.

      Class B Bond Factor means, on a Quarterly Determination Date, the aggregate of the Invested Amounts for all Class B Notes for that Quarterly Determination Date less all Class B Principal Payments to be made on the next Quarterly Payment Date divided by the aggregate Class B Initial Invested Amounts for all Class B Notes expressed to seven decimal places.

      Class B Charge Off means, in relation to a Class B Note, the amount of any reduction in the Class B Stated Amount for that Note under clause 5.11(a).

      Class B Initial Invested Amount means, in relation to any Class B Note, the Initial Invested Amount of that Class B Note.

      Class B Interest means all interest accrued on the Class B Notes in respect of an Interest Period in accordance with clause 4.8.

      Class B Note means a Note issued as a Class B Note by the Trustee with the characteristics of a Class B Note under this Supplementary Terms Notice.

      Class B Noteholder means a Noteholder of a Class B Note.

      Class B Principal Payment means each payment to the Class B Noteholders under clause 5.4(c)(x).

      Class B Stated Amount means, on a Quarterly Determination Date and in relation to a Class B Note, an amount equal to:

      (a)   the Class B Initial Invested Amount for that Note; less

      (b) the aggregate of all Class B Principal Payments made before that Determination Date with respect to that Class B Note; less

      (c) Carryover Class B Charge Offs (if any) made in relation to that Class B Note; less

      (d) Class B Principal Payments (if any) to be made in relation to that Class B Note on the next Payment Date; less

      (e) Class B Charge Offs (if any) to be made in relation to that Class B Note on the next Payment Date; plus

      (f) the amount (if any) of the Excess Available Income applied in reinstating the Stated Amount of that Class B Note under clause 5.2(a)(iv) on that Determination Date.

      Clearing Agency means an organisation registered as a clearing agency pursuant to Section 17A of the Exchange Act appointed by the Manager and the Trustee to hold Notes (directly or through a Common Depository), and initially means DTC.

      Closing Date means, in relation to the Trust, 23 September 1999 or such later date as may be agreed between the Trustee and the Note Manager.

      Collection Account means, in relation to the Trust, the Australian dollar account number 7758 13488, BSB 013 106 with Australia & New Zealand Banking Group Limited (ACN 005 357 522), at its office at Level 2, 570 Church Street Richmond Victoria, Australia, or any other account opened under clause 13 of this Supplementary Terms Notice or clause 21 of the Master Trust Deed and maintained by the Trustee with an Approved Bank, under clause 21 of the Master Trust Deed.

      Collection Period means a Monthly Collection Period or a Quarterly Collection Period.

      Collections means, in relation to the Trust for a period, Finance Charge Collections and Gross Principal Collections for that period.

      Common Depository means Cede & Co, as depository for DTC, or any other common depository for DTC or any Clearing Agency appointed from time to time to hold any Book-Entry Note.

      Conditions means the Conditions for the Class A Notes in the form set out in schedule 1 to the Note Trust Deed (but, so long as the Class A Notes are represented by Book-Entry Notes, with the deletion of any provisions which are applicable only to the Definitive Notes), as the same may from time to time be modified in accordance with this Supplementary Terms Notice and the Note Trust Deed. Any reference in this Supplementary Terms Notice to a particular numbered Condition shall be construed accordingly.

      Confirmation means, in respect of the Currency Swap, any Confirmation (as defined in the Currency Swap).

      CSFB means Credit Suisse First Boston Corporation (ARBN 061 700 712).

      Currency Swap means, in relation to the master interest rate and currency exchange agreement dated on or about the date of this Supplementary Terms Notice between the Trustee in its capacity as trustee of the Trust, the Manager and the Currency Swap Provider, on the terms of the ISDA Master Agreement (with amendments thereto), each Transaction (as defined in that agreement) entered into in accordance with that agreement under which the Currency Swap Provider agrees to pay certain amounts in US$ to the Trustee in exchange for certain amounts in A$ or any other Hedge Agreement on similar terms which, if entered into, will not result in the downgrading of, or withdrawal of the ratings for, any Notes.

      Currency Swap Provider means, initially, Bankers Trust Corporation, New York and thereafter any other person who is or becomes a party to a Currency Swap in accordance with the provisions of the Currency Swap.

      Custodian Agreement means the agreement so entitled dated 19 March 1998 between the Trustee, the Manager and the Custodian.

      Custodian   Fee  means  the  fee  payable  under  clause  6.1(d)  of  this
      Supplementary Terms Notice and clause 6.1 of the Custodian Agreement.

      Cut-Off Date means, in respect of each Receivable and Receivable Security, close of business, 9 September 1999.

      Definitive Note means a note in definitive form (whether bearer or registered) issued or to be issued in respect of any Class A Note under, and in the circumstances specified in, clause 3.3 of the Note Trust Deed, and includes any replacement for a Definitive Note issued under Condition 11.

      Designated Rating Agency means S&P, Moody's or Fitch IBCA.

      Determination Date means a Monthly Determination Date or a Quarterly Determination Date.

      DTC means the Depository Trust Company.

      Effective Date means the date of the Amendment Deed.

      Eligibility Criteria means the criteria set out in the schedule to this Supplementary Terms Notice, subject to the Trustee and Manager receiving confirmation from the Designated Rating Agencies that the criteria will not adversely affect the Rating.

      Enforcement Expenses means the costs and expenses incurred by the Approved Seller or the Servicer in connection with the enforcement of any Purchased Receivables or the related Receivable Rights referred to in clause 6.2(a) of the Servicing Agreement.

      Excess Available Income means, for a Quarterly Collection Period, the amount (if any) by which the Total Available Funds for the Quarterly Collection Period exceeds the Total Payments for the Quarterly Collection Period.

      Excess Distribution means, in relation to a Quarterly Collection Period, the amount (if any) by which the Excess Available Income for that Quarterly Collection Period exceeds the amounts applied under clause 5.2 on each Determination Date relating to that Quarterly Collection Period.

      Exchange Act means the United States Securities Exchange Act of
      1934.

      Final Maturity Date means the date specified in clause 4.2(i).

      Finance Charge Collections means, for a Monthly Collection Period, the aggregate of:

      (a) the aggregate of all amounts received by or on behalf of the Trustee during that Monthly Collection Period in respect of interest, fees and other amounts in the nature of income payable under or in respect of the Purchased Receivables and the related Receivable Rights, to the extent not included within any other paragraph of this definition, including:

            (i) any Liquidation Proceeds on account of interest;

            (ii) any payments by the Approved Seller to the Trustee on the repurchase of a Purchased Receivable under the Master Trust Deed during that Monthly Collection Period which are attributable to interest;

            (iii) any Break  Payments  received  during that Monthly  Collection
                  Period;

            (iv) any amount received by the Trustee from the Approved Seller under clause 5.22 with respect to that Monthly Collection Period attributable to interest; and

            (v) any interest on Collections payable by the Approved Seller under clause 5.2(b)(ii) of the Servicing Agreement (as amended by this Supplementary Terms Notice).

      (b) all amounts in respect of interest, fees and other amounts in the nature of income, received by or on behalf of the Trustee during that Monthly Collection Period including:

            (i) from the Approved Seller, in respect of any breach of a representation, warranty or undertaking contained in the Master Trust Deed or this Supplementary Terms Notice;

            (ii) from the Approved Seller under any obligation under the Master Trust Deed or this Supplementary Terms Notice to indemnify or reimburse the Trustee for any amount;

            (iii) from  the   Servicer   in   respect   of  any   breach   of  a
                  representation, warranty or undertaking contained in the Servicing Agreement;

            (iv) from the Servicer under any obligation under the Servicing Agreement to indemnify or reimburse the Trustee for any amount;

            (v)   from  the   Custodian   in   respect   of  any   breach  of  a
                  representation, warranty or undertaking contained in the Custodian Agreement;

            (vi) from the Custodian under any obligation under the Custodian Agreement to indemnify or reimburse the Trustee for any amount;

            (vii) from the  Indemnifier  under the  Indemnity  in respect of any
                  losses   arising  from  a  breach  by  the  Custodian  of  its
                  obligations under the Custodian Agreement;

            (viii)from the  Trustee in its  personal  capacity in respect of any breach of a representation, warranty or undertaking in respect of which it is not entitled to be indemnified out of the Assets of the Trust, or any indemnity from the Trustee in its personal capacity contained in the Transaction Documents; and

            (ix) from the Manager in respect of any breach of a representation, warranty or undertaking of the Manager in respect of a breach of which it is not entitled to be indemnified out of the Assets of the Trust, or any indemnity from the Manager, contained in the Transaction Documents, in each case which are determined by the Manager to be in respect of interest, fees and other amounts in the nature of income payable under the Purchased Receivables and the related Receivable Rights; and

      (c) Recoveries in the nature of income received by or on behalf of the Trustee during that Monthly Collection Period;

      less:

      (d) the Government Charges collected by or on behalf of the Trustee for that Monthly Collection Period; and

      (e) the aggregate of all bank fees and charges due to the Servicer or the Approved Seller as agreed by them and consented to by the Trustee (that consent not to be unreasonably withheld) from time to time and collected by the Approved Seller or the Servicer during that Monthly Collection Period.

      For a Quarterly Collection Period, it means the aggregate of those amounts relating to the three Monthly Collection Periods that comprise that Quarterly Collection Period.

      Finance Charge Loss means, for a Quarterly Collection Period, the amount of any Liquidation Loss referred to in clause 5.8(a).

      Fixed Rate Loan means, at any time, any Purchased Receivable which bears a fixed rate of interest at that time.

      Floating Rate Loan means, at any time, any Purchased Receivable which bears a variable rate set, as permitted by the relevant Receivable Agreement, at the discretion of the Approved Seller.

      Government Charges means, for any Collection Period, the aggregate of all amounts collected by the Servicer or the Approved Seller in that Collection Period in respect of the Purchased Receivables and the related Receivable Rights representing financial institutions duty, bank accounts debit tax or similar Taxes.

      Gross Principal Collections means, for a Monthly Collection Period, the aggregate of:

      (a) all amounts received by or on behalf of the Trustee from or on behalf of Obligors under the Purchased Receivables during that Collection Period in respect of principal, in accordance with the terms of the Purchased Receivables, including principal prepayments;

      (b) all other amounts received by or on behalf of the Trustee under or in respect of principal under the Purchased Receivables and the related Receivable Rights during that Collection Period including:

            (i) any Liquidation Proceeds on account of principal;

            (ii) any payments by the Approved Seller to the Trustee on the repurchase of a Purchased Receivable under the Master Trust Deed during that Monthly Collection Period which are attributable to principal; and

            (iii) any amount  received by the Trustee from the  Approved  Seller under clause 5.22 with respect to that Monthly Collection Period attributable to principal.

      (c) all amounts received by or on behalf of the Trustee during that Collection Period from any provider of a Support Facility (other than the Currency Swap but including any Mortgage Insurance Policy) under that Support Facility and which the Manager determines should be accounted for in respect of a Principal Loss;

      (d) all amounts received by or on behalf of the Trustee during that Collection Period:

            (i) from the Approved Seller, in respect of any breach of a representation, warranty or undertaking of the Approved Seller contained in the Master Trust Deed or this Supplementary Terms Notice;

            (ii) from the Approved Seller under any obligation of the Approved Seller under the Master Trust Deed or this Supplementary Terms Notice to indemnify or reimburse the Trustee for any amount;

            (iii) from  the   Servicer,   in   respect  of  any  breach  of  any
                  representation,   warranty  or  undertaking  of  the  Servicer
                  contained in the Servicing Agreement;

            (iv) from the Servicer under any obligation of the Servicer under the Servicing Agreement to indemnify or reimburse the Trustee for any amount;

            (v)   from  the   Custodian   in   respect   of  any   breach  of  a
                  representation, warranty or undertaking of the Custodian contained in the Custodian Agreement;

            (vi) from the Custodian under any obligation of the Custodian under the Custodian Agreement to indemnify or reimburse the Trustee for any amount;

            (vii) from the  Indemnifier  under the  Indemnity  in respect of any
                  losses   arising  from  a  breach  by  the  Custodian  of  its
                  obligations contained in the Custodian Agreement;

            (viii)from the  Trustee in its  personal  capacity in respect of any breach of a representation, warranty or undertaking of the Trustee in respect of which it is not entitled to be indemnified out of the Assets of the Trust;

            (ix) from the Trustee in its personal capacity under any obligation of the Trustee under the Transaction Documents to indemnify or reimburse the Trust for any amount;

            (x) from the Manager in respect of any breach of a representation, warranty or undertaking of the Manager contained in the Transaction Documents of which it is not entitled to be indemnified out of the Assets of the Trust; and

            (xi) from the Manager under any obligation of the Manager under the Transaction Documents to indemnify or reimburse the Trust for any amount,

            in each case, which are determined by the Manager to be in respect of principal payable under the Purchased Receivables and the related Receivable Rights;

      (e) any amounts in the nature of principal received by or on behalf of the Trustee during that Collection Period pursuant to the sale of any Asset (including the A$ Equivalent of any amount received by the Trustee on the issue of the Notes which was not used to purchase a Purchased Receivable or Purchased Receivable Security, and which the Manager determines is surplus to the requirements of the Trust);

      (f) any amount of Excess Available Income to be applied to pay a Principal Charge Off or a Carryover Charge Off;

      (g) any Excess Available Income to be applied under clause 5.2 to Principal Draws made on a previous Payment Date; and

      (h) any funds withdrawn, by the Trustee from the Liquidity Account in accordance with clause 5.7(c)(iv).

      Hedge Agreement in relation to the Trust includes any Interest Hedge and the Currency Swap.

      Housing Loan Principal means, in relation to a Purchased Receivable, the principal amount of that Purchased Receivable from time to time.

      Income Distribution Date means, for the purposes of the Master Trust Deed, each Payment Date.

      Indemnifier means St.George.

      Indemnity   means  the  deed  of  indemnity   between  the  Trustee,   the
      Indemnifier, the Manager and the Custodian dated on or about the date of this Supplementary Terms Notice.

      Information Memorandum means the Prospectus dated 17 September 1999 relating to the Trust and the Notes.

      Initial Invested Amount means, in respect of a Note, the amount stated as the Initial Invested Amount for that Note in clause 4.2(e).

      Interest means Class A Interest or Class B Interest.

      Interest Hedge means the Basis Swap or an Interest Rate Swap.

      Interest Payment Date means, for the purposes of the Master Trust Deed, each Quarterly Payment Date.

      Interest Period means:

      (a) in relation to the first Interest Period of a Note, the period commencing on (and including) the Closing Date and ending on (but excluding) the first Quarterly Payment Date;

      (b) in relation to the final Interest Period, the period commencing on (and including) the Quarterly Payment Date prior to the day on which all amounts due on such Notes are redeemed in full in accordance with the Transaction Documents and ending on (but excluding) such day; provided that if the Stated Amount of any Note on the due date for redemption is not zero and payment of principal due is improperly withheld or refused, the final Interest Period shall end on the day on which:

            (i) the monies in respect of that Note have been received by the Note Trustee or the Principal Paying Agent and notice to that effect has been given in accordance with the relevant Condition; or

            (ii) the Stated Amount of that Note has been reduced to zero provided that Interest shall thereafter begin to accrue from (and including) any date on which the Stated Amount of that Note becomes greater than zero; and

      (c) in relation to each other Interest Period, each period commencing on (and including) a Quarterly Payment Date and ending on (but excluding) the next Quarterly Payment Date.

      Interest Rate means, in relation to:

      (a) a Class A Note and an Interest Period, LIBOR in relation to that Interest Period; and

      (b) a Class B Note and an Interest Period, the Three Month Bank Bill Rate on the first day of that Interest Period,

      plus, in all cases, the relevant Margin for the relevant Note.

      Interest Rate Swap means, in relation to the master agreement dated on or about the date of this Supplementary Terms Notice made between the Trustee as trustee of the Trust, the Manager, St.George as principal floating rate payer and Deutsche Bank AG, Sydney Branch as standby floating rate payer, on the terms of the ISDA Master Agreement (with amendments thereto), each Transaction (as defined in that agreement) entered into in accordance with that agreement in relation to the interest rate risk arising from a Receivable which is a Fixed Rate Loan.

      Invested Amount means, on a Determination Date in relation to a Note, the Initial Invested Amount of that Note minus the aggregate of Principal Payments made in respect of the Note on or before that Determination Date.

      ISDA means the International Swaps and Derivatives Association, Inc. (Formally the International Swaps Dealers Association Inc).

      ISDA Definitions means the 1991 Definitions (as supplemented by the 1998 Supplement) published by ISDA under its then name, the International Swaps Dealers Association Inc.

      ISDA Master Agreement means the June 1992 Multicurrency-Cross border edition of the Master Agreement published by ISDA, any schedule forming part of that Agreement and the relevant addenda to it.

      Lead Manager means CSFB.

      LIBOR means, in relation to any Interest Period, the rate of interest determined by the Calculation Agent as follows.

      (a) On the second Business Day before the beginning of each Interest Period (each an Interest Determination Date), the rate "USD-LIBOR-BBA" as the applicable Floating Rate Option under the ISDA Definitions being the rate applicable to any Interest Period for three-month (or, in the case of the first Interest Period, two-month) deposits in US Dollars which appears on the Telerate Page 3750 as of 11.00am, London time, determined on the Interest Determination Date by the Calculation Agent.

      (b) If such rate does not appear on the Telerate Page 3750, the rate for that Interest Period will be determined as if the Trustee and the Calculation Agent had specified "USD-LIBOR-Reference Banks" as the applicable Floating Rate Option under the ISDA Definitions. "USD-LIBOR-Reference Banks" means that the rate for an Interest Period will be determined on the basis of the rates at which deposits in US Dollars are offered by the Reference Banks (being four major banks in the London interbank market agreed to by the Calculation Agent and the Currency Swap Provider) at approximately 11.00am, London time, on the Interest Determination Date to prime banks in the London interbank market for a period of three months (or, in the case of the first Interest Period, 2 months) commencing on the first day of the Interest Period and in a Representative Amount (as defined in the ISDA Definitions). The Calculation Agent will request the principal London office of each of the Reference Banks to provide a quotation of its rate. If at least two such quotations are provided, the rate for that Interest Period will be the arithmetic mean of the quotations. If fewer than two quotations are provided as requested, the rate for that Interest Period will be the arithmetic mean of the rates quoted by not less than two major banks in New York City, selected by the Calculation Agent and the Currency Swap Provider, at approximately 11.00am, New York City time, on that Interest Determination Date for loans in US Dollars to leading European banks for a period of three months (or, in the case of the first Interest Period, 2 months) commencing on the first day of the Interest Period and in a Representative Amount.

      (c) If no such rates are available in New York City, then the rate for such Interest Period shall be the most recently determined rate in accordance with this paragraph.

      In this definition of LIBOR, Business Day means any day on which commercial banks are open for business (including dealings in foreign exchange and foreign currency deposits) in London and New York City.

      Liquidation Loss means, for a Collection Period, the amount (if any) by which the Unpaid Balance of a Purchased Receivable (together with the Enforcement Expenses relating to the Purchased Receivable and the related Receivable Rights) exceeds the Liquidation Proceeds in relation to the Purchased Receivable for that Collection Period.

      Liquidation Proceeds means, in relation to a Purchased Receivable and the related Receivable Rights which have been or are being enforced, all amounts recovered in respect of the enforcement of the Purchased Receivable and the related Receivable Rights (but does not include the proceeds of any Mortgage Insurance Policy).

      Liquidity Account means the account held by the Trustee on behalf of the Trust with an Approved Bank into which will be or is deposited the amount of the Liquidity Reserve.

      Liquidity Draw means a draw made by the Trustee on the Liquidity Reserve to fund Liquidity Shortfalls in accordance with clause 5.7.

      Liquidity Reserve means:

      (a) in relation to the period from the Closing Date to (and including) the first Quarterly Determination Date, the A$ Equivalent of 0.25% of the aggregate of Initial Invested Amounts of all Class A Notes and all Class B Notes determined on that day; and

      (b)   in   relation   to  the  period   following   the  first   Quarterly
            Determination Date, an amount equivalent to 0.25% of the total Unpaid Balance for all Receivables as determined on each Quarterly Determination Date,

      deposited by the Trustee, at the direction of the Manager, in the Liquidity Account for the purpose of funding Liquidity Shortfalls.

      Liquidity Shortfall means, in relation to a Collection Period, the amount (if any) by which the Total Payments for that Collection Period exceed the aggregate of the Available Income and any Principal Draws for that Collection Period.

      Loan Offset Deposit Account means any deposit account maintained by an Obligor under a Purchased Receivable with the Approved Seller where an amount equal to the interest which would otherwise accrue on that account is offset against moneys owed by that Obligor under that Purchased Receivable, in accordance with the relevant Receivable Agreement.

      Loan Offset Interest Amount means, in relation to any Obligor under a Purchased Receivable, the amount of any interest which would be payable by the Approved Seller to that Obligor on amounts standing to the credit of the Obligor's Loan Offset Deposit Account, if interest was payable on that account.

      LVR means in relation to a Loan, the outstanding amount of that Loan, plus any other amount secured by any Mortgage for that Loan or related Loans, at the date of determination divided by the aggregate value (determined at the time the Mortgage was granted) of the Mortgaged Property subject to the related Mortgage for that Loan, expressed as a percentage.

      Margin means, in relation to any Note, the Margin for that Note agreed between the Manager and the Lead Manager, and notified by the Manager to the Trustee under clause 4.2(d) in relation to that Note, as it may be modified under clause 4.9.

      Modified Following Business Day Convention has the meaning given to it in the ISDA Definitions.

      Monthly Collection Period means, in relation to a Monthly Payment Date, the calendar month which precedes the calendar month in which the Monthly Payment Date occurs. The first Monthly Collection Period is the period from (but including) the Cut-Off Date to (and including) 15 November 1999. The last Monthly Collection Period is the period from (but excluding) the last day of the calendar month that precedes the date on which the Trust is terminated under clause 3.5 of the Master Trust Deed to (and including) that date.

      Monthly Determination Date means, in relation to the Trust for a Monthly Collection Period, the date which is 2 Business Days prior to the Monthly Payment Date following the end of that Monthly Collection Period.

      Monthly Payment Date means, in relation to a Monthly Collection Period, the 15th day of the calendar month that follows that Monthly Collection Period, subject to adjustment in accordance with the Modified Following Business Day Convention.

      Mortgage Insurer means Housing Loans Insurance Corporation Pty
      Limited.

      Mortgage Shortfall means, in relation to a Purchased Receivable, the amount (if a positive number) equal to the Principal Loss for that Purchased Receivable minus the aggregate of:

      (a) the total amount recovered and recoverable in respect of that Purchased Receivable under the relevant Mortgage Insurance Policy, determined to be attributable to principal; and

      (b) the total amount recovered and recoverable by the Trustee from the Approved Seller or the Servicer (as the case may be) in respect of that Purchased Receivable (by way of damages or otherwise) under or in respect of the Master Trust Deed, this Supplementary Terms Notice or the Servicing Agreement (as the case may be), determined by the Manager to be attributable to principal.

      For the purposes of this definition,

      (c) an amount shall be regarded as not recoverable upon the earlier of:

            (i) a determination being made, in the case of paragraph (a), by the Manager, and in the case of paragraph (b), by the Trustee, in each case upon the advice of such suitably qualified expert advisers as the Manager or the Trustee (as the case may be) thinks fit, that there is no such amount, or that such amount is not likely to be recovered (including because the relevant Mortgage Insurance Policy has been terminated, the Mortgage Insurer is entitled to reduce the amount of the claim or the Mortgage Insurer defaults in payment of a claim); and

            (ii) the date which is two years after the Determination Date upon which the relevant Principal Loss was determined under clause 5.8; and

      (d) a Mortgage Shortfall arises on the date upon which there are no further amounts referred to in (a) and (b) recoverable in respect of the relevant Purchased Receivable.

      Note means a Class A Note or a Class B Note referred to in clause 4, and includes:

      (a) the Conditions relating to a Class A Note; and

      (b) any interest in a Book-Entry Note as an account holder with a Clearing Agency.

      Noteholder means, at any time, the person who:

      (a) in relation to a Class B Note, is registered as the holder of that Note at that time;

      (b) in relation to a Definitive Note, is the registered holder of that Note (in the case of registered Definitive Notes) or bearer of that Note (in the case of bearer Definitive Notes) at that time; or

      (c) in relation to a Note which is represented by a Book-Entry Note, is the registered holder of that Note at that time,

      except that for the purposes of payments in respect of Book-Entry Notes, the right to those payments shall be vested, as against the Trustee and the Note Trustee in respect of the Trust, by payment to the Clearing Agency in accordance with and subject to their respective Conditions and the provisions of this Supplementary Terms Notice and the Note Trust Deed. The words holder and holders shall (where appropriate) be construed accordingly.

      Note Manager means the Lead Manager.

      Note Register means the register kept by the Note Registrar to provide for the registration and transfer of Class A Notes under the Note Trust Deed.

      Note Registrar means HSBC Bank USA or any successor note registrar approved in writing by the Note Trustee and appointed under the Agency Agreement.

      Note Trust Deed means the deed so entitled dated on or about the date of this Supplementary Terms Notice between the Note Trustee, the Trustee and the Manager.

      Notice of Creation of Trust means the Notice of Creation of Trust dated on or about the date of this Supplementary Terms Notice issued under the Master Trust Deed in relation to the Trust.

      Payment Date means a Monthly Payment Date or a Quarterly Payment Date.

      Payment Shortfall means, in relation to any Collection Period, the amount (if any) by which Total Payments for that Collection Period exceed the Available Income for that Collection Period.

      Premises means the area labelled "Crusade Global Trust No. 1 of 1999" located in a secure area on Lower Ground Floor, St.George House, 4-16 Montgomery Street, Kogarah, New South Wales 2217 (or such other premises as the Custodian proposes, and the Trustee agrees to in writing).

      Principal Amortisation Date means, in relation to a Note for the purposes of the Master Trust Deed, each Quarterly Payment Date.

      Principal Charge Off means, in relation to any Quarterly Collection Period, the aggregate of all Mortgage Shortfalls for that Quarterly Collection Period.

      Principal Collections means, for a Collection Period:

      (a)   the Gross Principal Collections for that Collection Period; less

      (b) any amounts deducted by or paid to the Approved Seller under clause 5.5(b) in that Collection Period to reimburse Redraws funded by the Approved Seller for which the Approved Seller has not previously been reimbursed; less

      (c) any amounts paid by the Trustee to replace a Receivable of the Trust in accordance with clause 8.

      Principal Draw means, for a Monthly Collection Period, the amount calculated under clause 5.6 in relation to that Monthly Collection Period.

      Principal Entitlement means, in relation to a Note for the purposes of the Master Trust Deed, at any time prior to the Final Maturity Date, the Invested Amount of such Note at such time and, on the Final Maturity Date or the date on which the Note is fully redeemed under the Transaction Documents, the Stated Amount of such Note at such date.

      Principal Loss means, for a Quarterly Collection Period, the amount of any Liquidation Loss for that Quarterly Collection Period referred to in clause 5.8(b).

      Principal Paying Agent means HSBC Bank USA or any successor as Principal Paying Agent under the Agency Agreement.

      Principal Payment means a Class A Principal Payment or a Class B Principal Payment.

      Property Restoration Expenses means costs and expenses incurred by or on behalf of the Trustee, or by the Servicer under the Servicing Agreement, in repairing, maintaining or restoring to an appropriate state of repair and condition any Mortgaged Property, in exercise of a power conferred on the mortgagee under the relevant Purchased Receivable and Relevant Documents.

      Purchased Receivable means each Loan specified in a Sale Notice and purchased by the Trustee, unless the Trustee has ceased to have an interest in that Loan.

      Purchased Receivable Security means each Mortgage specified in a Sale Notice and acquired by the Trustee, unless the Trustee has ceased to have an interest in that Mortgage.

      Quarterly Collection Period means in relation to a Quarterly Payment Date, the 3 Monthly Collection Periods that precede the calendar month in which the Quarterly Payment Date falls. The First Quarterly Collection Period is the period from (and including) the Cut-Off Date, to but including 15 November 1999. The last Quarterly Collection Period ends on (and includes) the date on which the Trust is terminated under clause 3.5 of the Master Trust Deed.

      Quarterly Determination Date means, in relation to the Trust for a Quarterly Collection Period, the date which is 2 Business Days prior to the Quarterly Payment Date following the end of that Quarterly Collection Period.

      Quarterly Payment Date has the meaning given in clause 4.2(h).

      Rating means the rating specified in clause 4.2(f).

      Receivable means, in relation to the Trust, the rights of the Approved Seller or the Trustee (as the case may require) under or in respect of Loans constituted upon acceptance of the Approved Seller's standard loan offer for any of its mortgage loan products (or any variation of those products after a Sale Notice is or was given) as varied by the Approved Seller's standard letter of variation if any (unless that variation would make that Receivable cease to comply with the Eligibility Criteria).

      Record Date means:

      (a) with respect to a Payment Date for any Class B Note, 4.00pm (Sydney time) on the second Business Day before that Payment Date;

      (b) with respect to the Payment Date for any Book-Entry Note, close of business on the second Business Day before that Payment Date; and

      (c) with respect to the Payment Date for any Definitive Class A Note, the last day of the calendar month before that Payment Date.

      Recovery means any amount received by the Servicer under or in respect of a Purchased Receivable and the related Receivable Rights at any time after a Finance Charge Loss or Principal Loss has arisen in respect of that Purchased Receivable, provided that amount is not otherwise payable to the Mortgage Insurer under a Mortgage Insurance Policy.

      Redraw means, in relation to any Collection Period, an amount provided to an Obligor by the Approved Seller under a Purchased Receivable in that Collection Period in respect of any principal prepayments previously made to the Obligor's loan account in accordance with the terms of the Obligor's Purchased Receivable.

      Redraw Charge Off means the amount of any reduction in the Redraw Principal Outstanding under the Redraw Facility Agreement under clause 5.11.

      Redraw Facility Agreement means, in relation to the Trust, the agreement so entitled dated on or about the date of this Supplementary Terms Notice between the Trustee, the Manager and the Redraw Facility Provider.

      Redraw Facility Provider means, in relation to the Trust, St.George.

      Redraw Principal Outstanding has the meaning given in the Redraw Facility Agreement.

      Redraw Retention Amount has the meaning given in clause 5.5(c).

      Redraw Shortfall means the total amount (if any) of Redraws made by the Approved Seller for which it has not been reimbursed which remain outstanding after:

      (a) applying Gross Principal Collections towards reimbursement of those Redraws under clause 5.5(b) or 5.5(d); and

      (b) without duplication, drawing on the Redraw Retention Amount (if any).

      Remittance Date means the day which is two (2) Business Days before a Payment Date.

      Residual Capital Unit, has the meaning given in clause 11.1.

      Residual Income Unit, has the meaning given in clause 11.1.

      Sale Notice means any Sale Notice (as defined in the Master Trust Deed) which may be given by the Approved Seller to the Trustee as trustee of the Trust after the date of execution of this Supplementary Terms Notice and which is subsequently accepted by the Trustee.

      Security Trust Deed means the agreement so entitled dated on or before the date of this Supplementary Terms Notice between the Trustee, the Manager, the Note Trustee and the Security Trustee.

      Security Trustee's Fee means the fee payable under clause 11.2 of the Security Trust Deed.

      Seller Loan Agreement means the agreement so entitled dated on or about the date of this Supplementary Terms Notice between the Approved Seller, the Trustee and the Manager.

      Servicing Agreement means the agreement so entitled dated 19 March 1998 between the Trustee, the Manager and the Servicer.

      Servicing   Fee  means  the  fee  payable  under  clause  6.1(c)  of  this
      Supplementary Terms Notice and clause 6.1 of the Servicing Agreement.

      Spread has the meaning given in the Currency Swap in respect of payments by the Trustee under the Currency Swap.

      Step-Up Margin has the meaning given in clause 4.9.

      Stock Exchange means the London Stock Exchange Limited.

      Subscription Agreement means the Underwriting Agreement dated 17 September 1999 between the Trustee, the Manager, St. George Bank Limited, CSFB, Deutsche Bank Securities Inc. and J.P. Morgan Securities Inc. in relation to subscription for the Notes.

      Support Facility means each Support Facility (as defined in the Master Trust Deed) which relates to the Trust and includes the Indemnity.

      Support Facility Collateral Account means, in relation to a Support Facility, each Collateral Account as defined in that Support Facility.

      Swap Provider means, in relation to a Hedge Agreement, the counterparty which enters into that arrangement with the Trustee.

      Three Month Bank Bill Rate on any date means the rate calculated by taking the simple average of the rates quoted on the Reuters Screen BBSW Page at approximately 10.00am, Sydney time, on each of that date and the preceding two Business Days (each a Calculation Day) for each BBSW Reference Bank so quoting (but not fewer than five) as being the mean buying and selling rate for a bill (which for the purpose of this definition means a bill of exchange of the type specified for the purpose of quoting on the Reuters Screen BBSW Page) having a tenor of 90 days (or, where the relevant date is the first day of the first Interest Period, 60 days) eliminating the highest and lowest mean rates and taking the average of the remaining mean rates and then (if necessary) rounding the resultant figure upwards to four decimal places. If on any Calculation Day fewer than five BBSW Reference Banks have quoted rates on the Reuters Screen BBSW Page, the rate for that date shall be calculated as above by taking the rates otherwise quoted by five of the BBSW Reference Banks on application by the parties for such a bill of the same tenor. If in respect of any Calculation Day the rate for that date cannot be determined in accordance with the foregoing procedures then the rate for that Calculation Day shall mean such rate as is agreed between the Manager and St.George having regard to comparable indices then available.

      Threshold Rate means, at any time, 0.25% per annum plus the minimum rate of interest that must be set on all Purchased Receivables where permitted under the relevant Receivable Agreement which will be sufficient (assuming that all relevant parties comply with their obligations at all times under the Transaction Documents, the Purchased Receivables and the related Receivable Rights), when aggregated with the income produced by the rate of interest on all other Purchased Receivables and other Authorised
      Investments, to ensure that the Trustee will have available to it sufficient Collections to enable it to comply with its obligations under the Transaction Documents relating to the Trust as they fall due (including the repayment of any Principal Draws by the Final Maturity Date of all Notes).

      Title Perfection Event means, in relation to the Trust, the events set out in clause 10.

      Total Available Funds means, for a Collection Period, the aggregate of:

      (a)   the Available Income for that Collection Period;

      (b) any Principal Draw which the Trustee is required to allocate under clause 5.6 on or before the Payment Date for that Collection Period; and

      (c) any Liquidity Draw which the Trustee is required to make under clause 5.7 on or before the Payment Date for that Collection Period.

      Total Invested Amount means, at any time, the sum of:

      (a) all Invested Amounts of all Class A Notes; and

      (b) the US$ Equivalent of all Invested Amounts of all Class B Notes,

      at that time.

      Total Payments means, in relation to a Collection Period, all amounts paid by the Trustee under clause 5.1 on the Payment Date in relation to that Collection Period.

      Total Stated Amount means, at any time, the sum of the aggregate of the Class A Stated Amounts and the aggregate of the US$ Equivalent of the Class B Stated Amounts at that time.

      Transaction has the meaning given to it under the relevant ISDA Master Agreement.

      Transaction Document means each Transaction Document (as defined in the Master Trust Deed) to the extent that it relates to the Trust, the Notes or the Seller Loan Agreement.

      Trust means the Crusade Global Trust No. 1 of 1999 constituted under the Master Trust Deed and the Notice of Creation of Trust.

      Trust Expenses means, in relation to a Collection Period (and in the following order of priority):

      (a) first, Taxes payable in relation to the Trust for that Collection Period;

      (b) second, any other Expenses relating to the Trust for that Collection Period which are not covered by (c) to (i) (inclusive) below;

      (c) third, pari passu the Trustee's Fee for that Collection Period, the Security Trustee's Fee for that Collection Period and any fee payable to the Note Trustee under the Note Trust Deed for that Collection Period;

      (d)   fourth, the Servicing Fee for that Collection Period;

      (e)   fifth, the Manager's Fee for that Collection Period;

      (f)   sixth, the Custodian Fee for that Collection Period;

      (g) seventh, pari passu any fee or expenses payable to the Principal Paying Agent, any other Paying Agent or the Calculation Agent under the Agency Agreement;

      (h) eighth, any costs, charges or expenses (other than fees) incurred by, and any liabilities owing under any indemnity granted to, any Note Manager, the Manager, the Security Trustee, the Servicer, the Note Trustee, a Paying Agent or the Calculation Agent in relation to the Trust under the Transaction Documents, for that Collection Period; and

      (i) ninth, any amounts payable to the Currency Swap Provider under clause 5.19(b),

      all of the amounts in paragraphs (a) to (i) (inclusive) being Expenses for the purposes of the Master Trust Deed.

      US$ Account means, in relation to the Trust, the US$ account opened with the Principal Paying Agent or any other account opened and maintained outside Australia, with the Principal Paying Agent so long as the Principal Paying Agent is an Approved Bank.

      US$ Equivalent means:

      (a) in relation to an amount denominated or to be denominated in Australian dollars, that amount converted to (and denominated in) US$ at the US$ Exchange Rate; or

      (b)   in relation to an amount denominated in US$ the amount of US$.

      US$ Exchange Rate means, on any date, the rate of exchange (set as at the commencement of the Currency Swap) applicable under the Currency Swap for the exchange of Australian dollars for United States dollars.

2.2   Interpretation

      Clause  1.2  of  the  Master   Trust  Deed  is   incorporated   into  this
      Supplementary Terms Notice as if set out in full, except that any reference to Deed is replaced by a reference to Supplementary Terms

      Notice and any reference to United States dollars, USD and US$ is to currency of the United States of America.

2.3   Limitation of liability

      (a)   General

            Clause 30 of the Master Trust Deed applies to the obligations and liabilities of the Trustee and the Manager under this Supplementary Terms Notice.

      (b)   Liability of Trustee limited to its right of indemnity

            (i) The Trustee enters into this Supplementary Terms Notice only in its capacity as trustee of the Trust and in no other capacity (except where the Transaction Documents provide otherwise). Subject to paragraph (iii) below, a liability arising under or in connection with this Supplementary Terms Notice or the Trust can be enforced against the Trustee only to the extent to which it can be satisfied out of the assets and property of the Trust which are available to satisfy the right of the Trustee to be exonerated or indemnified for the liability. This limitation of the Trustee's liability applies despite any other provision of this Supplementary Terms Notice and extends to all liabilities and obligations of the Trustee in any way connected with any representation, warranty, conduct, omission, agreement or transaction related to this Supplementary Terms Notice or the Trust.

            (ii) Subject to paragraph (iii) below, no person (including any Relevant Party) may take action against the Trustee in any capacity other than as trustee of the Trust or seek the appointment of a receiver (except under the Security Trust
                  Deed), or a liquidator, an administrator or any similar person to the Trustee or prove in any liquidation, administration or arrangements of or affecting the Trustee.

            (iii) The  provisions  of this  clause  2.3  shall  not apply to any obligation or liability of the Trustee to the extent that it is not satisfied because under a Transaction Document or by operation of law there is a reduction in the extent of the Trustee's indemnification or exoneration out of the Assets of the Trust as a result of the Trustee's fraud, negligence, or Default.

            (iv) It is acknowledged that the Relevant Parties are responsible under this Deed or the other Transaction Documents for performing a variety of obligations relating to the Trust. No act or omission of the Trustee (including any related failure to satisfy its obligations under this Deed) will be considered fraud, negligence or Default of the Trustee for the purpose of paragraph (iii) above to the extent to which the act or omission was caused or contributed to by any failure by any Relevant Party or any person who has been delegated or appointed by the Trustee in accordance with the Transaction Documents to fulfil its obligations relating to the Trust or by any other act or omission of a Relevant Party or any such person.

            (v) In exercising their powers under the Transaction Documents, each of the Trustee, the Security Trustee and the Noteholders must ensure that no attorney, agent, delegate, receiver or receiver and manager appointed by it in accordance with this Supplementary Terms Notice or any other Transaction Documents has authority to act on behalf of the Trustee in a way which exposes the Trustee to any personal liability and no act or omission of any such person will be considered fraud, negligence, or Default of the Trustee for the purpose of paragraph (iii) above.

            (vi) In this clause, Relevant Parties means each of the Manager, the Servicer, the Custodian, the Calculation Agent, each Paying Agent, the Note Trustee and the provider of any Support Facility.

            (vii) Nothing  in  this  clause  limits  the  obligations  expressly imposed on the Trustee under the Transaction Documents.

2.4   Knowledge of Trustee

      In relation to the Trust, the Trustee will be considered to have knowledge or notice of or be aware of any matter or thing if the Trustee has knowledge, notice or awareness of that matter or thing by virtue of the actual notice or awareness of the officers or employees of the Trustee who have day to day responsibility for the administration of the Trust.

3.    Direction and Trust Back

      (a) A Trust Back, entitled Crusade Global Trust Back No. 1 of 1999, is created in relation to Other Secured Liabilities secured by the Purchased Receivable Securities.

      (b) The parties agree that the Trust will be a Trust for the purposes of the Transaction Documents.

4.    Notes

4.1   Conditions of Notes

      (a) The conditions of the Class B Notes will be as set out in the Master Trust Deed, as supplemented and amended by the provisions set out in this Supplementary Terms Notice.

      (b)   The conditions of the Class A Notes will be as set out in the Master
            Trust  Deed,   the   Conditions,   the  Note  Trust  Deed  and  this
            Supplementary Terms Notice.

4.2   Summary of conditions of Notes

      Under clause 6.3 of the Master Trust Deed, the Manager provides the following information in respect of the Notes.

            (a)   Class of Note:

                  There will be the following Classes of Notes. Under the Transaction document each shall be treated as a separate Class of Notes:

                  (i)   Class A-1 Notes

                  (ii)  Class A-2 Notes

                  (iii) Class A-3 Notes

                  (iv)  Class B Notes.

            (b)   Total Initial Invested Amount of each Class of Notes:

                  (i)   Class A-1 Notes - US$300,000,000

                  (ii)  Class A-2 Notes - US$569,000,000

                  (iii) Class A-3 Notes - US$125,000,000

                  (iv)  Class B Notes - A$9,500,000

            (c) Manner and order in which principal and interest is to be paid on Notes: As set out in clause 5

            (d)   Margin:

                  Up to, but excluding, the Quarterly Payment Date falling in November 2006, the following percentages per annum in respect of each Class:

                  Class A-1 Notes 0.25% per annum

                  Class A-2 Notes 0.33% per annum

                  Class A-3 Notes 0.42% per annum

                  Class B Notes 0.75% per annum,

                  and for each Interest Period following the Quarterly Payment Date in November 2006, the Step-Up Margin in respect of that Class.

            (e)   Initial Invested Amount:

                  Class A-1 Notes: US$100,000 per Note.

                  Class A-2 Notes: US$100,000 per Note.

                  Class A-3 Notes: US$100,000 per Note.

                  Class B Notes: A$100,000 per Note.

            (f)   Rating:

                  (i) Class A Notes - AAA long term credit rating from S&P, Aaa long term credit rating from Moody's and AAA long term credit rating from Fitch IBCA.

                  (ii) Class B Notes - AAA long term credit rating from S&P, Aa1 long term credit rating from Moody's and AAA long term credit rating from Fitch IBCA.

            (g)   Issue Price:

                  (i)   Class A-1 Notes - issued at 99.9 per cent.

                  (ii)  Class A-2 Notes - issued at 99.84 per cent.

                  (iii) Class A-3 Notes - issued at 99.7755 per cent.

                  (iv)  Class B Notes - issued at 100 per cent.

            (h)   Quarterly Payment Dates:

                  (i) Class A Notes - the 15th day of November, February, May and August in each year (New York time)

                  (ii) Class B Notes - the 15th day of November, February, May and August (Sydney time)

                  (iii) If, in either case,  that day is not a Business Day, the
                        Quarterly Payment Date shall be adjusted in accordance with the Modified Following Business Day Convention. The first Quarterly Payment Date for the Class A Notes will be 15 November 1999 (New York time) and the first Quarterly Payment Date for the Class B Notes will be 15 November 1999 (Sydney time). In each case, the final Quarterly Payment Date is the earlier of the applicable Final Maturity Date and the Payment Date on which the Notes are redeemed in full or, in the case of the Class A Notes, repurchased under the Conditions.

            (i)   Final Maturity Date

                  (i) Class A-1 Notes - the Quarterly Date: Payment Date falling in February 2030

                  (ii) Class A-2 Notes - the Quarterly Payment Date falling in February 2030

                  (iii) Class A-3 Notes - the Quarterly  Payment Date falling in
                        February 2030

                  (iv) Class B Notes - the Quarterly Payment Date falling in February 2030

                  (v) In each case, the date specified shall be subject to adjustment in accordance with the Modified Following Business Day Convention.

4.3   Issue of Notes

      (a) Class A Notes must be issued in amounts, or on terms, such that their offer for subscription and their issue will comply with:

            (i) the Financial Services Act 1986 (UK) and all regulations made under or in relation to that Act and the Public Offers of Securities Regulations 1995; and

            (ii) the United States Securities Act of 1933, the Exchange Act, all regulations made under or in relation to them, and all other laws or regulations of any jurisdiction of the United States of America regulating the Offer or issue of, or subscription for, Notes.

      (b) Class B Notes must be issued in minimum parcels or subscriptions which have an aggregate Initial Investment Amount of A$500,000 or must otherwise be issued on terms that they will constitute an excluded issue of securities for the purpose of the Corporations Law.

4.4   Trustee's Covenant to Noteholders and the Note Trustee

      Subject to the terms of the Master Trust Deed and this Supplementary Terms Notice, the Trustee:

      (a) acknowledges its indebtedness in respect of the Invested Amount of each Note and interest thereon;

      (b) covenants for the benefit of each Noteholder and the Note Trustee that it will (subject to receiving any directions required under and given in accordance with the Transaction Documents):

            (i) make all payments on or in respect of the Notes held by that Noteholder on the due date for payment;

            (ii) comply with the terms of this Supplementary Terms Notice and the Transaction Documents to which it is a party; and

            (iii) pay the Stated  Amount in  relation  to the Notes held by that
                  Noteholder on the Final Maturity Date and accrued and unpaid interest thereon.

4.5   Repayment of Notes on Payment Dates

      (a) On each Quarterly Payment Date for a Note, the Invested Amount of that Note shall be reduced by, and the obligations of the Trustee with respect to that Note shall be discharged to the extent of, the amount of the Principal Payment made on that Quarterly Payment Date in respect of that Note.

      (b) All payments of principal on Class A Notes will be made in United States dollars.

      (c) All payments of principal on Class B Notes will be made in Australian Dollars.

4.6   Final Redemption

      Each Note shall be finally redeemed, and the obligations of the Trustee with respect to the payment of the Invested Amount of that Note shall be finally discharged, on the first to occur of:

      (a) the date upon which the Invested Amount of that Note is reduced to zero;

      (b) the date upon which the relevant Noteholder renounces in writing all of its rights to any amounts payable under or in respect of that Note;

      (c) the date on which all amounts received by the Note Trustee with respect to the enforcement of the Security Trust Deed are paid to the Principal Paying Agent;

      (d) the Payment Date immediately following the date on which the Trustee completes a sale and realisation of all Assets of the Trust in accordance with the Master Trust Deed and this Supplementary Terms Notice; and

      (e)   the Final Maturity Date.

4.7   Period During Which Interest Accrues

      Each Note bears interest calculated and payable in arrears in accordance with this Supplementary Terms Notice from the Closing Date to the date upon which that Note is finally redeemed under clause 4.6.

4.8   Calculation of Interest

      (a) Subject to paragraph (b) and (d), interest payable on each Note in respect of each Interest Period is calculated:

            (i) on a daily basis at the applicable Interest Rate;

            (ii) on the Invested Amount of that Note as at the first day of that Interest Period; and

            (iii) on the basis of the  actual  number  of days in that  Interest
                  Period and a year of 365 days (in the case of Class B Notes) or 360 days (in the case of Class A Notes),

            and shall accrue due from day to day.

      (b) No interest will accrue on any Note for the period from and including:

            (i) the date on which the Stated Amount of that Note is reduced to zero (provided that interest shall thereafter begin to accrue from (and including) any date on which the Stated Amount of that Note becomes greater than zero); or

            (ii) if the Stated Amount of the Note on the due date for redemption in full of the Note is not zero, the due date for redemption of the Note, unless after the due date for redemption, payment of principal due is improperly withheld or refused, following which interest shall continue to accrue on the Invested Amount of the Note at the rate from time to time applicable to the Note until the later of:

                  (A) the date on which the moneys in respect of that Note have been received by the Note Trustee or the Principal Paying Agent and notice to that effect is given in accordance with the relevant Conditions; and

                  (B) the Stated Amount of that Note has been reduced to zero, provided that interest shall thereafter begin to accrue from (and including) any date on which the Stated Amount of that Note becomes greater than zero.

      (c) All payments of interest on Class A Notes will be made in United States dollars.

      (d) All payments of interest on Class B Notes will be made in Australian dollars.

      (e) If Interest is not paid in respect of a Note on the date when due and payable (other than because the due date is not a Business Day) that unpaid Interest shall itself bear interest at the Interest Rate applicable from time to time on that Note until the unpaid Interest, and interest on it, is available for payment and:

            (i) in the case of the Class A Notes, notice of that availability has been duly given in accordance with Condition 12; or

            (ii) in the case of the Class B Notes, there is full satisfaction of those amounts, to be determined in accordance with clause
                  32.4 of the Master Trust Deed (as amended in accordance with this Supplementary Terms Notice).

4.9   Step-Up Margin

      If the Trustee has not repurchased or redeemed all of a Class of the Class A Notes on or before, the Quarterly Payment Date falling in:

      (a)   in the case of the Class A-1 Notes, November 2006;

      (b)   in the case of the Class A-2 Notes, November 2006;

      (c)   in the case of the Class A-3 Notes, November 2006;

      (d) the Margin for that Class on and from that date will be the following percentages per annum (each a Step-Up Margin):

            (i) in the case of the Class A-1 Notes, 0.50%;

            (ii) in the case of the Class A-2 Notes, 0.66%; and

            (iii) in the case of the Class A-3 Notes, 0.84%.

4.10  Aggregate receipts

      Notwithstanding anything in clauses 5.4 and 5.5, no Noteholder will be entitled to receive aggregate principal under any of those clauses on any Note at any time in excess of the Invested Amount for that Note at that time.

      The Trustee, the Manager, the Note Trustee, the Security Trustee and the Paying Agents may treat the Noteholder as the absolute owner of that Note (whether or not that Note is overdue and despite any notation or notice to the contrary or writing on it or any notice of previous loss or theft of it or of trust or other interest in it) for the purpose of making payment and for all other purposes.


5.    Cashflow Allocation Methodology


5.1   Total Available Funds

      (a) (Monthly) Subject to paragraph (b), on each Monthly Payment Date (other than a Quarterly Payment Date) and based on the calculations, instructions and directions provided to it by the Manager, the Trustee must pay out of Total Available Funds, in relation to the Monthly Collection Period ending immediately before that Monthly
            Payment Date, the following amounts in the following order of priority:

            (i) first, an amount equal to any Accrued Interest Adjustment required to be paid to the Approved Seller (and each of the Trustee, the Noteholders and the other

                  Creditors that have the benefit of the Security Trust Deed acknowledges and agrees that it has no entitlement to the moneys comprising the Accrued Interest Adjustment) provided that the total amount of Accrued Interest Adjustments with respect to any Quarterly Collection Period (other than the Quarterly Collection Period ending on 15 November 2000) shall not exceed an amount equal to 0.15% multiplied by the aggregate Housing Loan Principal of the Purchased Receivables on the first day of that Quarterly Collection Period multiplied by the actual number of days in that Quarterly Collection Period divided by 365;

            (ii) second, repayment to the Mortgage Insurer of any payment in the nature of income received from an Obligor for which the Mortgage Insurer previously paid under the relevant Mortgage Insurance Policy by way of timely payment cover;

            (iii) third,  any interest  payable by the Trustee  under the Redraw
                  Facility Agreement; and

            (iv) fourth, any repayment of a Liquidity Draw made on or prior to the previous Monthly Payment Date.

      (b) (Limit) The Trustee shall only make a payment under any of sub-paragraphs (a)(i) to (a)(iv) inclusive if it is directed in writing to do so by the Manager and only to the extent that any Total Available Funds remain from which to make the payment after amounts with priority to that payment have been distributed.

      (c) (Quarterly) Subject to paragraph (d), on each Quarterly Payment Date, and based on the calculations, instructions and directions provided to it by the Manager, the Trustee must pay or cause to be paid out of Total Available Funds, in relation to the Quarterly Collection Period ending immediately before that Quarterly Payment Date, the following amounts in the following order of priority:

            (i) first, subject to clause 5.1(a)(i), an amount equal to any Accrued Interest Adjustment required to be paid to the Approved Seller (and each of the Trustee, the Noteholders and the other Creditors that have the benefit of the Security Trust Deed acknowledges and agrees that it has no entitlement to the moneys comprising the Accrued Interest Adjustment);

            (ii) second, repayment to the Mortgage Insurer of any payment in the nature of income received from an Obligor for which the Mortgage Insurer previously paid under the relevant Mortgage Insurance Policy by way of timely payment cover;

            (iii) third,  payment to the Swap  Provider  under the Interest Rate
                  Swap of any Break Payments received by or on behalf of the Trustee from an Obligor or the Mortgage Insurer during the Quarterly Collection Period;

            (iv) fourth, (unless specified later in this clause 5.1(c)), Trust Expenses which have been incurred prior to that Quarterly Payment Date and which have not previously been paid or reimbursed under an application of this clause 5.1 (in the order of priority set out in the definition of Trust Expenses);

            (v)   fifth, pari passu and rateably as between themselves:

                  (A) any fees payable by the Trustee under the Redraw Facility Agreement; and

                  (B)   any fees payable by the Trustee under an Interest Hedge;

            (vi) sixth, without duplication, any amounts that would have been payable under this clause 5.1(c) (other than under sub-paragraph (x)) on any previous Quarterly Payment Date, if there had been sufficient Total Available Funds, which have not been paid by the Trustee and in the order they would have been paid under that prior application of this clause 5;

            (vii) seventh, payment to the Mortgage Insurer of an amount equal to the greater of the following:

                  (A) zero; and

                  (B) the difference between any overpayment by the Mortgage Insurer of amounts in respect of income (for which the Mortgage Insurer has not previously been reimbursed) and the aggregate of the Excess Distributions paid to the Beneficiary on previous Quarterly Payment Dates under clause 5.3(a);

            (viii)eighth, pari passu and rateably as between themselves:

                  (A) any interest payable by the Trustee under the Redraw Facility Agreement;

                  (B) any amounts payable by the Trustee under an Interest Hedge not included in (iii) or (v) above;

                  (C) any repayment of a Liquidity Draw made on or prior to the previous Monthly Payment Date; and

                  (D) the payment to the Currency Swap Provider under each Confirmation relating to Class A Notes of the A$ Class A Interest Amount payable under that Confirmation at that date;

            (ix) ninth, any amounts that would have been payable under sub-paragraph (x) on any previous Quarterly Payment Date, if there had been sufficient Total Available Funds, which have not been paid by the Trustee;

            (x) tenth, the payment to the Class B Noteholders of the Class B Interest amount as at that date; and

            (xi) eleventh, payment to the Mortgage Insurer of an amount equal to any overpayment by the Mortgage Insurer of amounts in respect of income (for which the Mortgage Insurer has not previously been reimbursed).

      (d)   The Trustee  shall only make a payment  under any of  sub-paragraphs
            (c)(i) to (c)(xi) inclusive if it is directed in writing to do so by the Manager and only to the extent that any Total Available Funds remain from which to make the payment after amounts with priority to that payment have been distributed.

5.2   Excess Available Income - Reimbursement of Charge Offs and
      Principal Draws

      (a) Subject to paragraph (b), on each Quarterly Determination Date, the Manager must apply any Excess Available Income for the Quarterly Collection Period relating to that Quarterly Determination Date in the following order of priority:

            (i)   first,   the  Excess  Available  Income  must  be  applied  in
                  reimbursement of all Principal Charge Offs for that Quarterly Collection Period;

            (ii) second, the balance of the Excess Available Income (after application under paragraph (i)) must be applied pari passu and rateably between themselves (based on the Redraw Principal Outstanding and the A$ Equivalent of the Stated Amount of the Class A Notes, as the case may be):

                  (A) as a payment, to the Currency Swap Provider under a Confirmation relating to the Class A Notes, of the A$ Equivalent of any Carryover Class A Charge Offs; and

                  (B) as a repayment under the Redraw Facility Agreement, as a reduction of, and to the extent of, the Carryover Redraw Charge Offs;

            (iii) third,  the  balance of the  Excess  Available  Income  (after application under paragraphs (i) and (ii)) must be applied to all Principal Draws which have not been repaid as at that Quarterly Payment Date; and

            (iv) fourth, the balance of the Excess Available Income (after application under paragraphs (i) to (iii) (inclusive)) must be applied in or towards reinstating the Stated Amount of the Class B Notes to the extent of any Carryover Class B Charge Offs.

            Any amount applied pursuant to sub-paragraphs (i) to (iv) (inclusive) above will be treated as Principal Collections to the extent of that application and in the case of amounts paid under sub-paragraph (ii) or (iv) will be paid on the Payment Date following that Determination Date.

      (b)   The Trustee  shall only make a payment  under any of  sub-paragraphs
            (a)(i) to (a)(iv) inclusive if it is directed in writing to do so by the Manager and only to the extent that any Excess Available Income remains from which to make the payment after amounts with priority to that payment have been distributed.

5.3   Excess Distribution

      (a) The Trustee must at the written direction of the Manager pay any Excess Distribution for a Quarterly Collection Period to the Residual Income Beneficiary on the relevant Quarterly Payment Date.

      (b) The Trustee may not recover any Excess Distributions from the Residual Income Beneficiary once they are paid to the Residual Income Beneficiary except:

            (i) where there has been a manifest error in the relevant calculation of the Excess Distributions; or

            (ii) an amount equal to payments made or required to be made by the Trustee under clause 5.1(c)(xi) , and the Residual Income Beneficiary agrees to pay to the Trustee any such amount.

5.4   Principal Distributions

      (a) (Monthly) Subject to paragraph (b), on each Monthly Payment Date (other than a Quarterly Payment Date) and based on the calculations, instructions and directions provided to it by the Manager, the Trustee must distribute or cause to be distributed out of Principal Collections, in relation to the Monthly Collection Period ending immediately before that Monthly Payment Date, the following amounts in the following order of priority:

            (i) first, repayment to the Mortgage Insurer of any payment in the nature of principal received from an Obligor for which the Mortgage Insurer previously paid under the relevant Mortgage Insurance Policy by way of timely payment cover;

            (ii) second, to allocate to Total Available Funds any Principal Draw calculated in accordance with clause 5.6;

            (iii) third, to retain in the Collection Account as a provision such amount as the Manager determines is appropriate to make for any anticipated shortfalls in payments under clause 5.1 on the following Monthly Payment Date or Quarterly Payment Date; and

            (iv)  fourth,   subject  to  clause  5.5(d),  to  repay  all  Redraw
                  Principal Outstanding under the Redraw Facility Agreement on that Payment Date.

      (b) (Monthly Limit) The Trustee shall only make a payment under any of sub-paragraphs (a)(i) to (a)(iv) inclusive if it is directed in writing to do so by the Manager and only to the extent that any Principal Collections remain from which to make the payment after amounts with priority to that payment have been distributed.

      (c) (Quarterly) Subject to paragraph (d), on each Quarterly Payment Date, and based on the calculations, instructions and directions provided to it by the Manager, the Trustee must distribute or cause to be distributed out of Principal Collections, in relation to the Quarterly Collection Period ending immediately before that Quarterly Payment Date, the following amounts in the following order of priority:

            (i) first, repayment to the Mortgage Insurer of any payment in the nature of principal received from an Obligor for which the Mortgage Insurer previously paid under the relevant Mortgage Insurance Policy by way of timely payment cover;

            (ii) second, to allocate to Total Available Funds any Principal Draws calculated in accordance with clause 5.6;

            (iii) third, to retain in the Collection Account as a provision such amount as the Manager determines is appropriate to make for any anticipated shortfalls in payments under clause 5.1 on the following Monthly Payment Date or Quarterly Payment Date;

            (iv) fourth, subject to clause 5.5(d), to repay any Redraws provided by the Approved Seller in relation to Purchased Receivables in accordance with clause 5.5 to the extent that it has not previously been reimbursed in relation to those Redraws;

            (v) fifth, to repay all Redraw Principal Outstanding under the Redraw Facility Agreement on that Quarterly Payment Date;

            (vi) sixth, to retain in the Collection Account as a provision to reimburse further Redraws an amount equal to the Redraw Retention Amount for the next Quarterly Collection Period;

            (vii) seventh,  as a payment to the Currency Swap  Provider  under a
                  Confirmation relating to the Class A-1 Notes, of an amount equal to the lesser of:

                  (A)   the  amount  available  for   distribution   under  this
                        sub-paragraph   (vii)  after  all  payments  which  have
                        priority under this paragraph (c); and

                  (B) the A$ equivalent of the Class A Invested Amounts for all Class A-1 Notes

            (viii)eighth,  as a payment to the Currency  Swap  Provider  under a
                  Confirmation relating to the Class A-2 Notes, of an amount equal to the lesser of:

                  (A)   the  amount  available  for   distribution   under  this
                        sub-paragraph (viii) after all payments which have priority under this paragraph (c); and

                  (B) the A$ Equivalent of the Class A Invested Amounts for all Class A-2 Notes.

            (ix) ninth, as a payment to the Currency Swap Provider under a Confirmation relating to the Class A-3 Notes, of an amount equal to the lesser of:

                  (A)   the  amount  available  for   distribution   under  this
                        sub-paragraph   (ix)  after  all  payments   which  have
                        priority under this paragraph (c); and

                  (B) the A$ Equivalent of the Class A Invested Amounts for all Class A-3 Notes.

            (x) tenth, as payment to the Class B Noteholders, of an amount equal to the lesser of:

                  (A)   the  amount  available  for   distribution   under  this
                        sub-paragraph (x) after all payments which have priority under this clause 5.4; and

                  (B)   the Invested Amounts in respect of all Class B Notes.

      (d) (Quarterly Limit) The Trustee shall only make a payment under any of sub-paragraphs (c)(i) to (c)(x) inclusive if it is directed in writing to do so by the Manager and only to the extent that any Principal Collections remain from which to make the payment after amounts with priority to that payment have been distributed.

      (e) (Final Maturity Date) On the Business Day immediately following the date on which all Secured Moneys (as defined in the Security Trust
            Deed) are fully and finally repaid, and only after payment of all amounts referred to in paragraphs (a) and (c), the Trustee must pay any Principal Collections which remain available:

            (i) first, to the Approved Seller in reduction of the Principal Outstanding (as defined in the Seller Loan Agreement) as a full and final settlement of the obligations of the Trustee under the Seller Loan Agreement; and

            (ii)  second,   subject  to  the  rights  of  the  Residual  Capital
                  Beneficiary   under  clause  11.2  to  the   Residual   Income
                  Beneficiary as distribution of capital of the trust.

5.5   Redraws

      (a) The Approved Seller, after receiving confirmation that it may do so from the Manager, may make Redraws to Obligors under Purchased Receivables so that the then scheduled principal balance of those Purchased Receivables is not exceeded.

      (b)   The Trustee  and the  Manager  irrevocably  authorise  the  Approved
            Seller to deduct from Gross Principal Collections to reimburse itself in relation to any Redraw for which it has not previously been reimbursed under this clause 5.5(b) or clause 5.5(d).

      (c) On each Quarterly Determination Date the Manager shall determine an amount, not exceeding 2% of the total Invested Amount of all Notes, which it reasonably anticipates will be required in the Quarterly Collection Period in which that Quarterly Determination Date occurs to fund further Redraws under Purchased Receivables in addition to any prepayments of principal that it anticipates will be received from Obligors during that Quarterly Collection Period. That amount, from time to time, less amounts withdrawn or deposited as described in this clause 5.5, is called the Redraw Retention Amount. The Manager shall on the day of such determination advise the Trustee of the amount so determined.

      (d) In addition to the Approved Seller's right of reimbursement under clause 5.5(b), the Trustee shall on each Business Day it receives a direction from the Manager to do so, reimburse the Approved Seller for Redraws made on or before that Business Day for which it has not received reimbursement but only to the extent of the aggregate of:

            (i)   the  Redraw  Retention  Amount for that  Quarterly  Collection
                  Period  to  the  extent  it  has  been  funded   under  clause
                  5.4(c)(vi); and

            (ii) any amount which the Manager is entitled to direct the Trustee to draw under the Redraw Facility Agreement at that time.

      (e) If the Manager determines on any Business Day that there is a Redraw Shortfall, the Manager may on that date direct in writing the Trustee to make a drawing under the Redraw Facility Agreement on that or any other Business Day equal to the amount which the Trustee is permitted to draw under clause 3.1(c) of the Redraw Facility Agreement at that time.

5.6   Determination Date - Payment Shortfall

      If the Manager determines on any Monthly Determination Date that there is a Payment Shortfall for the relevant Monthly Collection Period the Manager must direct the Trustee to pay out of Principal Collections, as a principal distribution under clause 5.4, an amount (the Principal Draw) equal to the lesser of:

      (a)   the Payment Shortfall; and

      (b) the amount of Principal Collections available for distribution on the Monthly Payment Date following that Monthly Determination Date.

5.7   Monthly Determination Date - Liquidity Shortfall

      (a) If the Manager determines on any Monthly Determination Date that there is a Liquidity Shortfall for the relevant Monthly Collection Period the Manager must on that date direct the Trustee to make a Liquidity Draw on or before the Monthly Payment Date following that Monthly Determination Date equal to the Liquidity Shortfall provided that if the balance of the Liquidity Account at the time of the direction by the Manager is less than the Liquidity Shortfall, the Liquidity Draw referred to in the direction shall be in respect only of the balance of the Liquidity Account.

      (b) The Trustee must, if so directed by the Manager make that Liquidity Draw and have the proceeds of the Liquidity Draw deposited or transferred into the Collection Account on or before such Monthly Payment Date. The Manager must deal with the amount so deposited in accordance with this clause 5.

      (c) The Trustee shall maintain the Liquidity Account as an interest bearing account in accordance with the Transaction Documents (including clause 21 of the Master Trust Deed). The Manager shall not direct the Trustee to, and the Trustee shall not make any withdrawal from the Liquidity Account except for the following purposes:

            (i) to make or fund a Liquidity Draw in accordance with this clause 5;

            (ii) to transfer the credit balance of the Liquidity Account in accordance with clause 21.1(d) of the Master Trust Deed;

            (iii) to pay financial institutions duty, bank accounts debit tax or equivalent Taxes payable in respect of the Liquidity Account;

            (iv) to the extent that the credit balance of the Liquidity Account exceeds the Liquidity Reserve, to distribute that excess as a Gross Principal Collection in accordance with this clause 5; and

            (v) to distribute on the Final Maturity Date or on the date the Notes are fully and finally redeemed the credit balance of the Liquidity Account as a Gross Principal Collection in accordance with this clause 5.

5.8   Allocating Liquidation Losses

      On each Quarterly Determination Date, the Manager must determine, in relation to the aggregate of all Liquidation Losses arising during that Quarterly Collection Period:

      (a) the amount of those Liquidation Losses which is attributable to interest, fees and expenses in relation to the relevant Purchased Receivables (Finance Charge Loss); and

      (b)   the amount of those  Liquidation  Losses  which is  attributable  to
            principal  in  relation  to  the  relevant   Purchased   Receivables
            (Principal Loss),

      on the basis that all Liquidation Proceeds actually received by or on behalf of the Trustee in relation to a Purchased Receivable are applied first against interest, fees and other Enforcement Expenses (other than Property Restoration Expenses) relating to that Purchased Receivable, and then against the Housing Loan Principal and Property Restoration Expenses relating to that Purchased Receivable.

5.9   Insurance claims

      (a) If, on any Monthly Determination Date, the Manager determines that there has been a Liquidation Loss in relation to a Purchased
            Receivable during the immediately preceding Monthly Collection Period, the Manager shall direct the Servicer (if the Servicer has not already done so), promptly, and in any event so that the claim is made within the time limit specified in the relevant Mortgage Insurance Policy for that Purchased Receivable without the amount of the claim becoming liable to be reduced by reason of delay, to make a claim under the relevant Mortgage Insurance Policy.

      (b) Upon receipt of any amount under or in respect of a Mortgage Insurance Policy in payment of a claim referred to in paragraph (a), the Manager must determine which part of the amount is attributable to interest, fees and other amounts in the nature of income, and which part of that amount is attributable to principal.

      (c) The Manager shall use best endeavours to ensure that the Servicer promptly makes any claims required by way of timely payment cover under a Mortgage Insurance Policy in accordance with clause 3.1(f) of the Servicing Agreement.

5.10  Payments before Payment Date

      (a) Subject to the Transaction Documents, by no later than 4.00 pm (Sydney time) on the Remittance Date for a Collection Period, the Manager must deposit or use its best endeavours to procure that the Servicer deposits, in the Collection Account all Available Income and Principal Collections for that Collection Period to the extent received on or before that date.

      (b)   The Manager must direct the Trustee to:

            (i) apply amounts credited to the Collection Account in making payments in discharge of the Trustee's obligations under this clause 5; and

            (ii)  make  the   applications   and   reinstatements   required  or
                  contemplated by this clause 5,

            in each case, under and in accordance with this clause 5.

5.11  Charge Offs

      If the Principal Charge Offs for any Quarterly Collection Period exceeds the Excess Available Income calculated on the Quarterly Determination Date for that Quarterly Collection Period, the Manager must, on and with effect from the Quarterly Payment Date immediately following the end of the Quarterly Collection Period:

      (a) reduce pari passu and rateably as between themselves the Class B Stated Amount of each of the Class B Notes by the amount of that excess which is attributable to each Class B Note until the Class B Stated Amount is zero (Class B Charge Offs); and

      (b) if the Class B Stated Amount is zero and any amount of that excess has not been applied under paragraph (a), reduce pari passu and rateably as between the Class A Notes and the Redraw Facility Agreement with respect to the balance of that excess:

            (i) rateably as between each of the Class A Notes, the Class A Stated Amount on each of the Class A Notes until the Class A Stated Amount of that Class A Note is zero (Class A Charge
                  Offs); and

            (ii) the Redraw Principal Outstanding under the Redraw Facility Agreement applied against Redraw Advances (as defined in the Redraw Facility Agreement) in reverse chronological order of their Drawdown Dates (as defined in the Redraw Facility Agreement), until the Redraw Principal Outstanding is zero (Redraw Charge Offs).

5.12  Payments into US$ Account

      (a) The Trustee shall direct the Currency Swap Provider to pay all amounts denominated in US$ payable to the Trustee by the Currency Swap Provider under the Currency Swap into the US$ Account or to the Principal Paying Agent under the Agency Agreement on behalf of the Trustee.

      (b) If any of the Trustee, the Manager or the Servicer receives any amount denominated in US$ from the Currency Swap Provider under the Currency Swap they will promptly pay that amount to the credit of the US$ Account.

5.13  Payments out of US$ Account

      (a) The Trustee shall, on the direction of the Manager, or shall require that the Principal Paying Agent on its behalf, pay all amounts credited to the US$ Account as follows and in accordance with the Note Trust Deed and the Agency Agreement.

      (b)   All  amounts  credited  to the  US$  Account  by the  Currency  Swap
            Provider in relation to a payment by the Trustee in no order of priority:

            (i) under clause 5.1(c)(vi) and (c)(viii)(D), will be paid pari passu in relation to Class A Notes as payments of Class A Interest on those Class A Notes;

            (ii) under clause 5.2(a)(ii)(A), will be paid pari passu in relation to Class A Notes in or towards reinstating the Stated Amount of those Class A Notes, to the extent of the Carryover Class A Charge Offs;

            (iii) amounts credited under clause 5.4(c)(vii), pari passu to Class
                  A-1 Noteholders as Class A Principal Payments on the Class A-1 Notes until the Class A Invested Amounts of the Class A-1 Notes have been reduced to zero;

            (iv) amounts credited under clause 5.4 (c)(viii) pari passu to Class A-2 Noteholders as Class A Principal payments on the Class A-2 Notes until the Class A Invested Amounts of the Class A-2 Notes have been reduces to zero; and

            (v) amounts credited under clause 5.4(c) (ix) pari passu to Class A-3 Noteholders as Class A Principal payments on the Class A-3 Notes until the Class A Invested Amounts of the Class A-3 Notes have been reduced to zero.

5.14  Rounding of amounts

      In making the calculations required or contemplated by this clause 5, the Manager shall round calculations to four decimal places, except that all monetary amounts shall be rounded down to the nearest cent or as otherwise required in this Supplementary Terms Notice.

5.15  Manager's Report

      The Manager will provide to the Trustee, the Note Trustee and the Designated Ratings Agencies, the Manager's Report for a Collection Period no later than 4.00pm (Sydney time) on the Remittance Date following that Collection Period.

5.16  Payment Priorities Following an Event of Default:  Security Trust
      Deed

      Following an Event of Default as defined in the Security Trust Deed, the priority of payments with respect to the Trust will be governed by the Security Trust Deed.

5.17  Prescription

      Despite any other provision of this Supplementary Terms Notice and the Master Trust Deed, Condition 8 of the Class A Notes applies to all amounts payable in relation to any Class A Note.

5.18  Accounting Procedures:  Principal & Interest

      To facilitate the implementation of this Cashflow Allocation Methodology, the Manager will keep accounting records in accordance with the Transaction Documents and will keep separate ledgers, including a "Principal Account", "Income Account" and "Cash Account", into which credit and debit entries will be made to record receipts and payments of principal, income or amounts unallocated at the relevant time.

5.19  Replacement of Currency Swap

      (a) If the Currency Swap is terminated, the Trustee must at the direction of the Manager enter into one or more currency swaps which replace the Currency Swap (other than by way of transfer under section 6(b) of the Currency Swap) (collectively a Replacement Currency Swap) but only on the condition:

            (i) that the Settlement Amount (as defined in the Currency Swap), if any, which is payable by the Trustee to the Currency Swap Provider on termination of the Currency Swap will be paid in full when due in accordance with this Supplementary Terms Notice and the Currency Swap;

            (ii)  the ratings assigned to the Notes are not adversely  affected;
                  and

            (iii) the liability of the Trustee under that  Replacement  Currency
                  Swap is limited to at least the same extent that its liability is limited under the Currency Swap.

      (b) If the condition in paragraph (a) is satisfied, the Trustee must at the direction of the Manager enter into the Replacement Currency Swap and if it does so it must direct the provider of the Replacement Currency Swap to pay any upfront premium to enter into the Replacement Currency Swap due to the Trustee directly to the Currency Swap Provider in satisfaction of and to the extent of the Trustee's obligation to pay the Settlement Amount to the Currency Swap Provider as referred to in paragraph (a). If the Settlement Amount (if any) is payable by the Currency Swap Provider to the Trustee, the Manager shall direct the Currency Swap Provider to pay such amount direct to the Replacement Currency Swap Provider in satisfaction of any upfront premium to enter into the Replacement Currency Swap. Where the upfront premium payable upon entry into the Replacement Currency Swap is:

            (i) payable by the Trustee to the Replacement Swap Provider, then the:

                  (A) excess of the Settlement Amount over the upfront premium will be included as Available Income for the relevant Collection Period; and

                  (B)   excess  of  the  upfront   premium   payable   over  the
                        Settlement Amount will be satisfied by the Trustee as a Trust Expense; and

            (ii) payable by the Replacement Swap Provider to the Trustee, then the:

                  (A) excess of the Settlement Amount over the upfront premium will be satisfied by the Trustee as a Trust Expense; and

                  (B) excess of the upfront premium over the Settlement Amount will be included as Available Income for the relevant Collection Period.

5.20  Notice of calculations

      The calculations outlined in this clause 5, or required to be made by the Manager under any Condition, must be made by the Manager and notified to the Trustee on each Determination Date. The Manager must also notify the Trustee of all details of payments which are to be made by or on behalf of the Trustee on each Payment Date. The Manager must also notify the Currency Swap Provider of all payments which are to be made by or on behalf of the Trustee on each Quarterly Payment Date under clauses 5.1(c)(vi), 5.1(c)(viii)(D), 5.2(a)(ii)(A), 5.4(c)(vii), 5.4(c)(viii) and
      5.4(c)(ix) on each relevant Quarterly Determination Date. In the absence of manifest error, each of the Trustee and the Currency Swap Provider is entitled to rely conclusively on (and will rely on) the Manager's calculations and notifications and is not required to (and it will not) investigate the accuracy of them.

5.21  Bond Factors

      (a) On each Quarterly Determination Date, the Manager will, in respect of the Collection Period ending before that Quarterly Determination Date, calculate or otherwise ascertain the Class A Bond Factors and the Class B Bond Factor.

      (b) The Manager shall notify all Class B Noteholders, the Principal Paying Agent, the Note Trustee and the Calculation Agent as soon as practicable after (and in any event by not later than the Quarterly Payment Date immediately following) the relevant Quarterly Determination Date of the relevant Class A Bond Factors and the Class B Bond Factor.

5.22  Loan Offset Interest

      On each Monthly Determination Date, the Approved Seller shall pay to the Trustee an amount equal to all Loan Offset Interest Amounts for the Monthly Collection Period immediately preceding that Monthly Determination Date.

6.    Master Trust Deed and Servicing Agreement

6.1   Completion of details in relation to Master Trust Deed

      (a)   (Manager fee)

            For the purpose of clause 15 of the Master Trust Deed, the fee payable to the Manager in respect of the Trust for each Quarterly Collection Period will be an amount calculated:

            (i) on the aggregate Housing Loan Principal of the Purchased Receivables on the first day of that Quarterly Collection Period;

            (ii) at the rate of 0.09% per annum or as otherwise agreed by the Manager and the Trustee from time to time; and

            (iii) on the  actual  number  of  days in the  Quarterly  Collection
                  Period divided by 365 days,

            and shall accrue due from day to day. That fee is payable in Australian dollars.

      (b) (Trustee's Fee and Security Trustee's Fee)

            (i)   For the  purpose of clause  19.1 of the Master  Trust Deed and
                  11.2 of the Security Trust Deed, the combined fee payable to the Trustee and the Security Trustee in respect of the Trust for each Quarterly Collection Period will be an amount calculated:

                  (A)   on the aggregate Housing Loan Principal of the Purchased
                        Receivables   on  the  first   day  of  that   Quarterly
                        Collection Period;

                  (B) at the rate of 0.03% per annum or as otherwise agreed by the Manager, the Trustee and the Security Trustee from time to time; and

                  (C) on the actual number of days in the Quarterly Collection Period divided by 365 days,

                  and shall accrue due from day to day. That fee is payable in Australian dollars.

            (ii) If the Trustee or the Security Trustee (as the case may be) is required at any time to undertake duties which relate to the enforcement of the terms of any Transaction Document by the Trustee or Security Trustee (as the case may be) upon a default by any other party under the terms of that Transaction Document, the Trustee or Security Trustee (as the case may be) is entitled to such additional remuneration as may be agreed between the Trustee or the Security Trustee (as the case may be) and the Manager or, failing agreement, such amount as is determined by a merchant bank (acting as an expert and not as an arbitrator) selected by the Trustee or the Security Trustee (as the case may be). The determination of such merchant bank shall be conclusive and binding on the Manager and the Trustee or the Security Trustee (as the case may be) so far as the law allows.

      (c) (Servicing fee)

            For the purpose of clause 6.1 of the Servicing Agreement, the fee payable to the Servicer in respect of the Trust for each Quarterly Collection Period will be an amount calculated:

            (i) on the aggregate Housing Loan Principal of the Purchased Receivables on the first day of that Quarterly Collection Period;

            (ii) at the rate of 0.40% per annum or as otherwise agreed by the Manager, the Trustee and the Servicer from time to time; and

            (iii) on the  actual  number  of  days in the  Quarterly  Collection
                  Period divided by 365 days,

            or as otherwise agreed by the Trustee, the Manager and the Servicer. That fee shall accrue due from day to day. That fee is payable in Australian dollars.

      (d) (Custodian fee)

            For the purpose of clause 6.1 of the Custodian Agreement, the fee payable to the Custodian in respect of the Trust for each Quarterly Collection Period will be an amount calculated:

            (i) on the aggregate Housing Loan Principal of the Purchased Receivables on the first day of that Quarterly Collection Period;

            (ii) at the rate of 0.015% per annum or as otherwise agreed by the Manager, the Trustee and the Custodian from time to time; and

            (iii) on the  actual  number  of  days in the  Quarterly  Collection
                  Period divided by 365 days,

            or as otherwise agreed by the Trustee, the Manager and the Custodian. That fee shall accrue due from day to day. That fee is payable in Australian dollars.

      (e)   (Fee changes to take account of GST)

            None of the above fees in this clause 6.1 are to be increased by reference to any applicable goods and services tax unless:

            (i) the Trustee, the Manager and the recipient of the relevant fee agree (that agreement not to be unreasonably withheld); and

            (ii) the increase will not result in the downgrading or withdrawal of the rating of any Notes.

6.2   Amendments to Master Trust Deed

      The Master Trust Deed is amended for the purpose of the Trust as follows:

      (a)   Clause 1.1 - Authorised Investment

            For the purposes of the definition of Authorised Investment in clause 1.1 of the Master Trust Deed:

            (i)   each of the investments in paragraphs (b), (d), (e), (f), (g),
                  (h), (i) and (j) of that definition must have a rating of AAA (long term) or A-1+ (short term) (as the case may be) from S&P, a rating of Aaa (long term) or P-1 (short term) (as the case may be) from Moody's and a rating of AAA (long term) or F1+ (short term) (as the case may be) from Fitch IBCA to be an Authorised Investment for the Trust;

            (ii)  each  of  the   investments  in  paragraphs  (b)  and  (d)-(j)
                  inclusive of that definition must mature no later than the next Quarterly Payment Date following its acquisition;

            (iii) each investment must be denominated in Australian Dollars;

            (iv) each investment must be of a type which does not adversely affect the 50% risk weighting attributed to the Notes by the Bank of England (as to which the Trustee may rely on external advice);

            (v) each investment must be held by, or in the name of the Trustee or its nominee;

            (vi)  sub-paragraph (i) is deleted and replaced with the following:

                        securities which are "mortgage-backed securities" within the meaning of both the Duties Act, 1997 of New South Wales and the Trustee Act, 1958 of Victoria.

            (vii) sub-paragraph (j) is deleted and replaced with the following:

                        prescribed for the purposes of sub-paragraph (d) of the definition of a "prescribed property" in the Duties Act 1997 of New South Wales or are otherwise included within the definition of "pool of mortgages" in that Act; and

            (viii)the reference to Stamp Duties Act, 1920 in the last  paragraph of that definition is deleted and replaced with Duties Act, 1997.

      (b)   Clause 1.1 - Expenses

            For the purposes of the definition of Expenses in clause 1.1 of the Master Trust Deed, a new paragraph (w) is inserted as follows and the existing paragraph (w) becomes paragraph (x).

                  "(w) any fees and expenses payable to any Stock Exchange or DTC from time to time by the Trustee;"

      (c)   Clause 1.1 - Extraordinary Resolution

            For the purposes of the definition of Extraordinary Resolution in clause 1.1 of the Master Trust Deed, that definition is deleted and the following definition is inserted.

                  "Extraordinary Resolution" means, in relation to:

                  (a) the Class B Noteholders, subject to the provisions of the Security Trust Deed:

                        (i) a resolution passed at a meeting of the Class B Noteholders duly convened and held in accordance with the provisions contained in clause 29 of this Master Trust Deed by a majority consisting of not less than 75% of the votes able to be cast by the Class B Noteholders (cast by show of hands or poll, as the case may be); or

                        (ii) a resolution in writing under clause 29 of this Master Trust Deed signed by all the Class B Noteholders;

                  (b) all Noteholders means, subject to the provisions of the Security Trust Deed a resolution passed by Class B Noteholders duly convened and held in accordance with the provisions contained in clause 29 of this Master Trust Deed and by Class A Noteholders in accordance with the Note Trust Deed, by majority consisting of not less than 75% calculated as follows:

                              (A x I) + U
                              -----------
                                  T

                              Where: A =  the percentage of Class B
                                           Noteholders voting in favour
                                           of the resolution;

                                     I =  the US$ Equivalent of the
                                           Invested Amount of all Class B
                                           Notes;

                                     U =  the aggregate Invested Amount
                                           of the Class A Noteholders who
                                           voted in favour of the
                                           resolution

                                     T =  the Total Invested Amount.

      (d)   Clause 1.1 - Definitions

            For the purpose of the Trust, the following new definitions are inserted, in alphabetical order, in clause 1.1 of the Master Trust
            Deed:

                  Application for Class B Notes means an application for Class B Notes in the form of schedule 2 to the Supplementary Terms Notice or in such other form as may from time to time be agreed between the Trustee and the Manager.

                  Austraclear means Austraclear Limited.

                  Austraclear Regulations means the regulations published by Austraclear.

                  Austraclear   System  means  the  System  as  defined  in  the
                  Austraclear Regulations.

                  Marked Note Transfer means a Note Transfer marked as in accordance with clause 7.15 of this Master Trust Deed.

                  Note Acknowledgement means an acknowledgement of the registration of a person as the holder of a Class B Note in the form set out in schedule 3 to this Supplementary Terms Notice or in such other form as may from time to time be agreed between the Trustee and the Manager.

                  Note Transfer means a transfer and acceptance of Class B Notes materially in the form of schedule 4 to this Supplementary Terms Notice or in such other form as may from time to time be agreed between the Trustee and the Manager.

                  Register means in relation to a Trust, the register required to be maintained in accordance with clause 28 of this Master Trust Deed.

                  Representative means:

                  (i) in the case of any Noteholder, a person appointed as a proxy for that Noteholder under clause 29.9; and

                  (ii) without limiting the generality of paragraph (a), in the case of a Noteholder which is a body corporate, a person appointed under clause 29.10 by the Noteholder."

      (e)   Clause 1.1 - Guaranteed Investment Contract

            For the purposes of the definition of Guaranteed Investment Contract in clause 1.1 of the Master Trust Deed, the words "or any equivalent regulations issued under the Duties Act 1997" are inserted at the end of that definition.

      (f)   Clause 1.1 - Residual Capital Beneficiary

            Residual Capital Beneficiary, in relation to a Trust, any person who holds or is taken to hold a Residual Capital Unit.

      (g)   Clause 1.1 - Residual Capital Unit

      (h) Residual Capital Unit, in relation to a Trust, has the meaning given in the Supplementary Terms Notice for that Trust.

      (i)   Clause 1.1 - Residual Income Beneficiary

      (j) Residual Income Beneficiary, in relation to a Trust, any person who holds or is taken to hold a Residual Income Unit.

      (k)   Clause 1.1 - Residual Income Unit

      (l)   New definitions are inserted as follows:

      (m) Residual Income Unit, in relation to a Trust, has the meaning given in the Supplementary Terms Notice for that Trust.

      (n)   Clause 1.1 - Termination Date

            For the purpose of the definition of Termination Date in clause 1.1 of the Master Trust Deed, the words "and the Trustee and the Manager agree that no further Notes are proposed to be issued by the Trustee in relation to that Trust" are inserted at the end of paragraph
            (c)(i) of that definition.

      (o)   Clause 4 - Notes

            For the purposes of the Trust, clause 4 in the Master Trust Deed is deleted and the following new clause 4 is inserted as follows.

            4.    Notes

            4.1   Acknowledgement of indebtedness

                  Subject to the terms of this Master Trust Deed and the Supplementary Terms Notice:

                  (a) each  entry in the  Register  for a Trust in  respect of a
                      Class B Note relating to the Trust; and

                  (b) in relation to each Class A Note relating to a Trust, that
                      Class A Note,
                  constitutes an independent and separate acknowledgement to the relevant Noteholder by the Trustee of its indebtedness as trustee of the Trust for the Invested Amount of that Note together with the other rights given to Noteholders under this Master Trust Deed, the Supplementary Terms Notice and the Security Trust Deed, and (in relation to an Class A Note) the Note Trust Deed and the relevant Conditions.

            4.2   Legal nature of Notes

                  (a) Class B Notes will be in the form of inscribed stock, and the Trustee's obligations in relation to the Notes and under this Master Trust and this Supplementary Terms Notice in respect of those Notes (including any obligation to pay interest or principal) will become effective on inscription in the Register for the Trust under this Master Trust and this Supplementary Terms Notice of the details for those Notes.

                  (b) Class A Notes will be in registered form in respect of Book-Entry Notes and will be in bearer or registered form in respect of Definitive Notes, provided that there will be no bearer notes issued in the United States of America.

            4.3   Terms of Notes

                  (a) All Notes issued by the Trustee as trustee of a Trust shall be issued with the benefit of, and subject to, this Master Trust Deed, the relevant Supplementary Terms
                       Notice and the relevant Security Trust Deed and, in relation to Class A Notes, the relevant Note Trust Deed and the relevant Conditions.

                  (b) The documents referred to in paragraph (a) are binding on the Manager, the Trustee, the Note Trustee, the Security Trustee and the Noteholders.

            4.4   Interest and Principal Entitlement of Noteholders

                  Subject to this Master Trust Deed, the relevant Supplementary Terms Notice and the relevant Security Trust Deed and, in relation to Class A Notes, the relevant Note Trust Deed and the relevant Conditions (and, in particular, subject to any such provisions which provide for principal losses to be charged off against any Notes), the Trustee as trustee of a Trust shall, in respect of the Notes issued by it in that capacity, pay or cause to be paid to the Noteholders (as relevant) of those Notes:

                  (a)   (interest) Interest on each Interest Payment Date; and

                  (b)   (principal)   their   Principal   Entitlement   on  each
                        Principal Repayment Date.

            4.5   Notes not invalid if issued in breach

                  No Note shall be invalid or unenforceable on the ground that it was issued in breach of this Master Trust Deed, the relevant Supplementary Terms Notice or any other Transaction Document.

            4.6   Location of Class B Notes

                  The property in Class B Notes shall for all purposes be regarded as situated at the place where the Register on which those Class B Notes are recorded is located.

            4.7   No discrimination between Noteholders

                  There shall not be any discrimination or preference between Notes within the same Class, or the corresponding Noteholders, in relation to a Trust by reason of the time of issue of Notes or for any other reason, subject only to the Supplementary Terms Notice relating to the Notes, the terms of the Security Trust Deed (if any) relating to the Trust and the Note Trust Deed in relation to the Class A Notes.

            4.8   Note Register

                  In the event that any Definitive Notes are issued in registered form, the Trustee (or if the Trustee fails to do so, the Manager on behalf of the Trustee) will appoint a person to operate and maintain a register of those notes in accordance with standard United States practice and law.

      (p)   Clause 5.3 - Ranking of interest of Beneficiary

            For the purposes of clause 5.3 of the Master Trust Deed, the Trustee may seek and rely upon a direction from the Note Trustee as to the interests of the Class A Noteholders.

      (q)   Clauses 6.1 and 6.6(a) - Note Issue Direction

            (i)   For the purposes of clause 6.1 of the Master  Trust Deed,  the
                  Note Issue Direction for the Notes may be issued by the Manager on or at any time prior to the Note Issue Date for the Notes.

            (ii) For the purposes of clause 6.6(a) of the Master Trust Deed, the certification by the Manager may occur on or at any time prior to the Note Issue Date for the Notes.

      (r)   Clause 6.7 - Subscription Agreement

            (i) Clause 6.7(c) of the Master Trust Deed is amended by replacing paragraph (i) with the following

                  (i) (Transaction Documents) entered into the Transaction Documents to which it is a party in its capacity as trustee of the Trust.

            (ii) For the purposes of clause 6.7(a)(iii), the Trustee will enter into the Subscription Agreements.

      (s)   Clause 6.8 - Action Following Note Issue

            For the purposes of the Trust, clause 6.8 of the Master Trust Deed is deleted and the following new clause 6.8 is inserted:

                  6.8   Action Following Note Issue

                        As soon as  practicable  after a Note  Issue  Date for a
                        Trust:

                        (a) in relation to Class B Notes only:

                              (i) (enter details in the Register) the Trustee shall enter into the Register for that Trust in accordance with clause 28 the information required under clause 28.1;

                              (ii) (issue Note Acknowledgement) the Trustee shall issue a Note Acknowledgement to each Class B Noteholder in respect of its holding of Class B Notes; and

                              (iii) (issue  Marked Note  Transfers) if requested
                                    by a Class B Noteholder in its Application for Notes, the Trustee shall issue a Marked Note Transfer to the Class B Noteholder; and

                        (b)   in relation to Class A Notes only, the
                              Trustee shall issue those Class A Notes in accordance with the relevant Note Trust Deed and the relevant Supplementary Terms Notice.

      (t)   Clause 7 - Transfer of Notes

            For the purpose of this Trust, Clause 7 of the Master Trust Deed is deleted and the following new clause 7 is inserted:

            7.    Transfer of Notes

            7.1   No restrictions on transfer of Notes

                   Subject  to  this   Master   Trust  Deed  and  the   relevant
                   Supplementary Terms Notice, there shall be no restriction on the transfer of Notes.

            7.2   Minimum transfer

                   (a) A Class B Noteholder must not transfer any Class B Notes held by it unless:

                        (i) the amount payable by the transferee for those Class B Notes is not less than A$500,000; or

                        (ii) the offer or invitation to the transferee by the Class B Noteholder in relation to the Class B Notes is an excluded offer or an excluded invitation for the purposes of the Corporations Law.

                   (b) A Class A Noteholder must not transfer any Class A Notes except in accordance with the Financial Services Act 1986 (UK) and all regulations made under or in relation to that Act and the Public Offers of Securities Regulations 1995 and in accordance with the provisions of clause 3.6 of the Note Trust Deed.

                   (c) None of the Trustee, the Manager, the Servicer, any Note Manager, the Note Trustee, the Security Trustee or an Approved Seller is liable to any Noteholder in relation to a breach by that Noteholder of paragraph (b).

            7.3   Form of transfer

                   Every transfer of Class B Notes shall be effected by a Note Transfer.

            7.4   Execution of Note Transfer

                   Every Note Transfer shall be duly completed and executed by the transferor and transferee.

            7.5   Stamping of Note Transfer

                  Every Note Transfer lodged with the Trustee shall be duly stamped (if applicable).

            7.6   Delivery of Note Transfer to Trustee

                  Every Note Transfer shall be delivered to the Trustee together
                  with  the  Note   Acknowledgement  to  which  it  relates  for
                  registration.

            7.7   Registration of Transferee as Class B Noteholder

                  Subject to this clause 7, the Trustee shall, on receipt of a Note Transfer, enter the transferee in the Register as the holder of the Class B Notes which are the subject of the Note Transfer.

            7.8    Trustee entitled to refuse to register Class B transfer

                  The Trustee may refuse to register any Note Transfer which would result in:

                  (a)   (breach) a contravention of or failure to observe:

            (i)   (Master Trust Deed) the terms of this Master Trust Deed;

            (ii)  (Supplementary Terms Notice)  the Supplementary Terms
                  Notice;

            (iii) (Security Trust Deed)  the Security Trust Deed; or

            (iv) (the Law) any law of an Australian Jurisdiction; or

                  (b)   (requires   registration)   an   obligation  to  procure
                        registration of any of the above with, or the approval of any of the above by, any Government Agency.

            7.9   Refusal to register absolute

                  The Trustee shall not be bound to give any reason for refusing to register any Note Transfer and its decision shall be final, conclusive and binding. If the Trustee refuses to register a Note Transfer it shall as soon as practicable (and in no event later than 7 days after the date the Note Transfer was lodged with it) send to the transferor and the transferee notice of such refusal.

            7.10  No fee for registration of a Note Transfer

                  No fee shall be charged for the registration of any Note Transfer.

            7.11  Taking effect of Note Transfers

                  (a) (Note Transfer not effective until registration) A Note Transfer shall not take effect until registered by the Trustee and until the transferee is entered in the Register as the holder of the Class B Notes which are the subject of the Note Transfer, the transferor shall remain the holder of those Class B Notes.

                  (b) (Transfer received when Register closed) When a Note Transfer is received by the Trustee during any period when the Register is closed for any purpose, the Trustee shall not register the Note Transfer until the next Business Day on which that Register is reopened.

            7.12  Rights and obligations of transferee

                  Subject to this Master Trust Deed and the relevant Supplementary Terms Notice, a transferee of Class B Notes on being noted in the Register as the holder of the Class B Notes shall have the following rights and obligations:

                  (a) (those of the transferor) all the rights and the obligations which the transferor previously had; and

                  (b) (those under Master Trust Deed) all the rights and obligations of a Noteholder as provided by this Master Trust Deed and the relevant Supplementary Terms Notice as if the transferee was originally a party to this Master Trust Deed and that Supplementary Terms Notice.

            7.13  Payments to transferee

                  Subject to this Master Trust Deed (including clause 32.1 of the Master Trust Deed), on the entry of a transferee of Class B Notes in the Register the transferee shall become entitled to receive any payments then due or which may become due to the holder of the relevant Class B Notes (including whether or not the entitlement to payment wholly or partly arose or accrued prior to the transfer and the Trustee shall be discharged for any such payment made to the transferee).

            7.14  Transmission of entitlements

                  (a) (Election) Any person becoming entitled to Class B Notes as a result of the death, mental incapacity or bankruptcy of a Class B Noteholder may, on producing such evidence as the Trustee requires of their entitlement, elect to be either registered as the Class B Noteholder or to transfer the Class B Notes in the manner specified in this clause.

                  (b) (Method of election) If an entitled person elects to be registered as the Class B Noteholder, the person shall deliver to the Trustee a notice in writing to this effect signed by the person. If the person elects to have another person registered he or she shall execute a Note Transfer in relation to the Class B Notes in favour of that person. All the provisions of this Master Trust Deed and the relevant Supplementary Terms Notice relating to the transfer of Class B Notes and the registration of Note Transfers shall be applicable to any such notice or Note Transfer as if the death, mental incapacity or bankruptcy of the Class B Noteholder had not occurred and the notice or Note Transfer was a Note Transfer executed by the Class B Noteholder.

                  (c) (Discharge) A person entitled to Class B Notes under this clause shall be entitled to receive and may give a good discharge for all moneys payable in respect of such Class B Notes but, except as otherwise provided by this Master Trust Deed and the relevant Supplementary Terms Notice, shall not be entitled to any of the rights or privileges of a Class B Noteholder unless and until the person is entered in the Register as the holder of those Class B Notes.

            7.15  Marked Note Transfer

                  (a) (Entitlement to marking) A Class B Noteholder may from time to time request the Trustee to provide the Class B Noteholder with a Marked Note Transfer.

                  (b) (Marking) The Class B Noteholder shall deliver a Note Transfer to the Trustee and the Trustee shall mark the Note Transfer in such manner as agreed from time to time by the Trustee and the Manager and issue the same to the Class B Noteholder.

                  (c) (Trustee will not register transfer) Until the expiry of 90 days (or any substitute period as the Trustee and Manager agree from time to time and as advised to Class B Noteholders) from the date on which the Note Transfer was marked, the Trustee shall not register any transfer of Class B Notes relating to the Marked Note Transfer otherwise than on that Marked Note Transfer.

                  (d)   (No   extension  by  closing  of  Register)  The  period
                        referred to in sub-paragraph (c) shall not be extended by the closing of the Register for any purpose.

                  (e) (Delivery) A Marked Note Transfer shall be issued to a Class B Noteholder by personal delivery at the time the Class B Noteholder attends the offices of the Trustee (or such other place nominated by the Trustee) for the marking of the Note Transfer by the Trustee.

            7.16  Reliance on documents

                  The Trustee shall be entitled to accept and assume the authenticity and genuineness of any Note Transfer or other document produced to it to be duly executed. The Trustee shall not be bound to enquire into the authenticity or genuineness of any Note Transfer or other document, nor shall it incur any liability for registering any Note Transfer which is subsequently discovered to be a forgery or otherwise defective, unless the Trustee had actual notice of such forgery or defect at the time of registration of such Note Transfer.

            7.17  Specimen signatures

                  The Trustee may (but need not) require each Class B Noteholder to submit specimen signatures (and in the case of a corporation may require those signatures to be authenticated by the secretary or director of such Class B Noteholder) of persons authorised to execute Note Transfers on behalf of such Class B Noteholder and shall be entitled to assume (until notified to the contrary) that such authority has not been revoked.

            7.18  Notes lodged with Austraclear

                  If Class B Notes are lodged into the Austraclear System, the Trustee shall enter Austraclear in the Register as the holder of those Class B Notes. While those Class B Notes remain in the Austraclear System:

                  (a) all payments and notices required of the Trustee and the Manager in relation to those Class B Notes will be directed to Austraclear; and

                  (b) all dealings (including transfers) and payments in relation to those Class B Notes within the Austraclear System will be governed by the Austraclear Regulations and need not comply with this clause 7 to the extent of any inconsistency.

      (u)   Clause 7A - Note Acknowledgement

            For the purposes of the Trust a new clause 7A is inserted in the Master Trust Deed as follows:

                  7A.   Note Acknowledgement

                  7A.1  Issue of Note Acknowledgement

                        When a person has been entered in the Register as the holder of Class B Notes, as soon as practicable (and in any event no later than 5 Business Days or such shorter period specified in the relevant Supplementary Terms Notice or as otherwise agreed by the Trustee with the person or the Manager) thereafter, the Trustee shall issue a Note Acknowledgement to that person in respect of those Class B Notes. If the person has been entered into the Register under a Note Transfer and the transferor continues to retain a holding of Class B Notes, the Trustee shall, within the same period stated above, issue to the transferor a Note Acknowledgement in respect of that retained holding of Class B Notes. No certificates will be issued in respect of Class B Notes.

                  7A.2  Note Acknowledgement not certificate of title

                        A Note Acknowledgement shall not be a certificate of title as to Class B Notes and the Register shall be the only conclusive evidence of the ownership of Class B Notes and the entitlements under them. A Note Acknowledgement cannot be pledged or deposited as security nor can a Class B Note be transferred by delivery of only a Note Acknowledgement.

                  7A.3  Execution of Note Acknowledgement

                        Each Note Acknowledgement shall be signed on behalf of the Trustee manually, or in facsimile by mechanical or electronic means, by any Authorised Signatory of the Trustee. If any Authorised Signatory of the Trustee whose signature appears on a Note Acknowledgement dies or otherwise ceases to be an Authorised Signatory before the Note Acknowledgement has been issued, the Trustee may nevertheless issue the Note Acknowledgement.

                  7A.4  More than one Note Acknowledgement

                        If a Class B Noteholder wishes to receive more than one Note Acknowledgement it shall return its Note
                        Acknowledgement to the Trustee and at the same time request in writing the issue of a specified number of separate Note Acknowledgements. Subject to clause 4.5, the

                        Trustee    shall   then   cancel   the   original   Note
                        Acknowledgement and issue, in lieu, separate Note Acknowledgements. A fee prescribed by the Trustee (not exceeding $10 for each Note Acknowledgement) shall be paid by the Class B Noteholder to the Trustee.

                  7A.5  Worn out, defaced or lost Note Acknowledgement

                        If any Note Acknowledgement is worn out or defaced then, on production to the Trustee, the Trustee may cancel the same and may issue a new Note Acknowledgement. If any Note Acknowledgement is lost or destroyed then, on proof to the satisfaction of the Trustee, and on such indemnity as the Trustee may consider adequate having been given, a new Note Acknowledgement shall be given to the person entitled to such lost or destroyed Note Acknowledgement. An entry as to the issue of the new Note Acknowledgement and of the indemnity (if any) shall be made in the Register. A fee prescribed by the Trustee (not exceeding $10) shall be paid by the person requesting the new Note Acknowledgement to the Trustee.

                  7A.6  Joint holdings

                        If a single parcel of Class B Notes is held by more than one person, only the person whose name stands first in the Register in relation to that parcel of Class B Notes shall be entitled to:

                        (a) be issued the relevant Note Acknowledgement and, if applicable, a Marked Note Transfer;

                        (b)   be given any notices; and

                        (c) be paid any moneys due in respect of such Class B Notes.

                  7A.7  Delivery of Note Acknowledgement

                        A Note Acknowledgement may be sent to the relevant Class B Noteholder by mail or by personal delivery to the Class B Noteholder's address appearing in the Register and the Note Acknowledgement so sent shall be at the risk of that Class B Noteholder.

      (v)   Clause 8.5 - Authorised Investment

            For the purposes of Clause 8.5 of the Master Trust Deed, but subject always to the right of substitution under clause 8, Authorised Investments shall not include those investments specified in paragraphs (a) and (c) of the definition of Authorised Investments in the Master Trust Deed, namely:

            (i) Loans secured by Mortgages, those Mortgages, other Related Securities and Receivable Rights; and

            (ii) other Receivables, Receivable Securities and Receivable Rights approved by the Manager.

      (w)   Clause 12.3(b) Sale Notice

            For the purposes of clause 12.3(b) of the Master Trust Deed, a Sale Notice may be delivered to the Trustee by the Approved Seller on or at any time prior to the Expiry Time.

      (x) Clause 12.5(a)(iii) - Conditions precedent to purchase

            For the purposes of clause 12.5(a)(iii) of the Master Trust Deed, the following is a condition precedent to the giving of a Sale
            Notice:

            (i) (Certified copies) Certified copies of the forms of each Mortgage Insurance Policy, and the forms of the Receivable Agreements, relating to the Purchased Receivables.

      (y)   Clause 12.6(a)(vii) Representations and warranties

            For the purposes of clause 12.6(a)(vii) of the Master Trust Deed, the Approved Seller makes the following further representations and warranties in relation to each Sale Notice.

            (i) (Assignability) All consents required in relation to the assignment of the Receivables specified in the Sale Notice and the related Receivable Rights have been obtained. Those Receivables and Receivable Rights are assignable.

            (ii) (Quality of Title) It is the sole, legal and beneficial owner of the Receivables specified in the Sale Notice and the related Receivable Rights. Those Receivables and the related Receivable Rights, together with the interest of the Approved Seller under the Relevant Documents, are owned by it free and clear of any Security Interest (other than any Security Interest arising solely as the result of any action taken by the Trustee in connection with the Trust).

            (iii) (Eligible  Receivable) As at the relevant  Cut-Off Date,  each
                  Receivable which is specified in the Sale Notice is an Eligible Receivable. In relation to any related Receivable Security that is required to be registered with any Government Agency and which is not registered at its Cut-Off Date, it will be registered.

            (iv) (Receivable Securities) Each Receivable and Receivable Security which is specified in the Sale Notice and each Related Security is legally valid, binding and enforceable against the relevant Obligor(s) in all material respects except to the extent that it is affected by laws relating to creditors rights generally, or doctrines of equity.

            (v) (Set Off) Once equitably assigned to the Trustee, no Receivable which is specified in the Sale Notice or Receivable Right will be subject to any right of rescission, set off, counterclaim or similar defence.

            (vi) (Compliance with Laws) At the time each Receivable and Receivable Security which is specified in the Sale Notice and each Related Security was entered into and up to and including the Closing Date, it complied in all material respects with applicable laws, including, without limitation, where the Consumer Credit Legislation applies, the Consumer Credit Legislation and the performance by the Approved Seller of its obligations in respect of each such Receivable, Receivable Security and Related Security (including without limitation, its variation, discharge, release, administration, servicing and enforcement) up to and including the Closing Date complied in all material respects with applicable laws including, without limitation, where the Consumer Credit Legislation applied, the Consumer Credit Legislation.

            (vii) (Ownership) In relation to each  Receivable  Security which is specified in the Sale Notice, the relevant Obligor(s) is or are the sole legal owner of the relevant Mortgaged Property and registered as the sole proprietor(s) of the relevant Mortgaged Property.

            (viii)(Insurance)  Each  Receivable  which is  specified in the Sale
                  Notice is the subject of a Mortgage Insurance Policy from the Mortgage Insurer for the scheduled term of that Receivable for the amount of that Receivable. The sale of each such Receivable to the Trustee is not contrary to the relevant Mortgage Insurance Policy. The Approved Seller has not done or omitted to do anything which might prejudicially affect or limit its rights or the rights of the Trustee under or in respect of a Mortgage Insurance Policy (including the payment of any premiums due under that Mortgage Insurance Policy) to the extent that those rights relate to that Receivable or the related Receivable Rights. On transfer to the Trustee of equitable title to a Purchased Receivable:

                  (A) the Trustee will have the benefit of the relevant Mortgage Insurance Policy for that Receivable; and

                  (B)   the  Approved  Seller  will  procure  that  the  Trustee
                        receives    evidence   of   the    Mortgage    Insurer's
                        acknowledgement of the transfer.

            (ix) (Solvency of Mortgage Insurer) The Approved Seller does not have actual notice that the Mortgage Insurer under a Mortgage Insurance Policy in relation to a Receivable is insolvent or will be unable to pay a valid claim.

            (x) (Solvency of other insurers) The officers of the Approved Seller who have responsibility for the transactions contemplated by the Transaction Documents do not have actual notice that any insurer under any insurance policy (other than the Mortgage Insurer under a Mortgage Insurance Policy) in relation to a Receivable is insolvent or will be unable to pay a valid claim.

            (xi) (Selection process) There is no fraud, dishonesty, material misrepresentation or negligence on the part of the Approved Seller in connection with the selection and offer to the Trustee of any Receivables or related Receivable Securities which is specified in the Sale Notice.

            (xii) (No void transactions) The assignment of the Receivables which are specified in the Sale Notice and Receivable Rights will not be held by a court to be an undervalue transfer, a fraudulent conveyance, or a voidable preference under any law relating to insolvency.

            (xiii)(Security  Interest) The sale,  transfer and assignment of the
                  Approved Seller's interest in the Receivables which are specified in the Sale Notice and the related Receivable Rights, will not constitute a breach of any Relevant Document or the Approved Seller's obligations or a default by the Approved Seller under any Security Interest.

            (xiv) (Relevant   Documents)  The  Approved   Seller  holds  in  its
                  possession or control all Relevant Documents that relate to the Receivables and the related Receivable Securities which are specified in the Sale Notice necessary to register and enforce the provisions of and the security created by the relevant Receivable Securities.

            (xv) (Solvency) The Approved Seller is solvent, is able to pay its debts as and when they become due and payable and has no notice of, nor taken any steps in relation to, any application or order for its winding up or the appointment of a receiver or liquidator to it or any of its assets.

            (xvi) (No  rescission,  etc)  As at the  Cut-Off  Date,  none of the
                  Receivables or none of the Receivable Securities which are specified in the Sale Notice were satisfied, cancelled, discharged or rescinded and the Mortgaged Property relating to each relevant Receivable and Receivable Security had not been released from the security of the relevant Receivable Securities.

            (xvii)(Interest rate) Except as specified in a Receivable Agreement, a Receivable Security or the Sale Notice, and subject to applicable laws, the interest rate for each such Receivable is not subject to any limitation, no consent, additional memoranda or other writing is required from the relevant Obligor to give effect to a change in that rate and any change in that rate will be effective on notice being given to that Obligor in accordance with the terms of the relevant Receivable or Receivable Security.

            (xviii) (compliance with procedures) At the time each Receivable and each Receivable Security which is specified in the Sale Notice and each Related Security was entered into it complied in all material respects with the Approved Seller's underwriting and operations procedures, as agreed with the Manager.

            (xix) (good faith) Each Receivable and Receivable  Security which is specified in the Sale Notice and each Related Security was entered into by the Approved Seller in good faith.

            (xx) (ordinary course of business) At the time each Receivable and each Receivable Security which is specified in the Sale Notice and each Related Security was entered into, it was not purchased by the Approved Seller but was originated in the ordinary course of the Approved Seller's business.

            (xxi) (first  ranking  security) In respect of each  Receivable  and each Receivable Security which is specified in the Sale Notice and each Related Security, the Approved Seller has taken all reasonably necessary steps to ensure that each related Mortgage complies with the applicable legal requirements to be a first ranking Mortgage secured over land, subject to registration in due course.

            (xxii)(no  notice  of  bankruptcy  or  winding  up) At the time each
                  Receivable and each Receivable Security which is specified in the Sale Notice and each Related Security was entered into at any time prior to the Closing Date, the Approved Seller had not received any notice of any insolvency, bankruptcy or liquidation of the Obligor(s) or any guarantors or security providers (except that if a Receivable is in Arrears but complies with the Eligibility Criteria, the fact that it is in Arrears is not in and of itself notice of insolvency) or any notice that any such person did not have the legal capacity to enter into the relevant Mortgage.

            (xxiii) (no  waiver,  etc)  As at  the  Cut-Off  Date,  none  of the
                  Receivables and none of the Receivable Securities which is specified in the Sale Notice and no Related Security had been waived or altered, except in writing and as part of the Relevant Documents.

            (xxiv)(information on Receivables)  All information  provided by the
                  Approved Seller to the Trustee in connection with the Receivables, the Receivable Securities and the Related Securities was, when given, true and accurate in all material respects and not misleading or deceptive and did not omit to state a material fact necessary in order to make the statements therein in light of the circumstances in which they were made not misleading or deceptive.

            (xxv) (no knowledge of adverse  event) As at the Cut-Off  Date,  the
                  Approved Seller was not aware of any circumstance or event that may materially and adversely affect:

                  (A)   the   value  or   enforceability   of  any   Receivable,
                        Receivable Security or Related Security; or

                  (B) the ability of the Approved Seller to perform its obligations under the Transaction Documents.

            (xxvi)(fair   consideration)   The  Approved   Seller   regards  the
                  consideration paid for the Receivables specified in the Sale Notice as fair and equals the outstanding principal of the Receivables on the Closing Date (plus or minus $1,000).

            (xxvii) (no breach of  obligations)  The  Approved  Seller is not in breach of any obligation or agreement which has had or may have a Material Adverse Effect.

            (xxviii) (deposit  account) If the  Approved  Seller has required an
                  Obligor to establish a deposit account with it in relation to a Receivable, the Approved Seller has done so for administrative convenience only.

            (xxix)(waiver of set-off) The  Approved  Seller's  standard  form of
                  Receivable Agreement includes a clause to the effect that the relevant Obligor waives all rights of set-off as between the Obligor and the Approved Seller.

            (xxx) (Australian  dollars) Each Receivable is, at the Closing Date,
                  denominated   and  payable  only  in  Australian   dollars  in
                  Australia.

      (z)   Clause 12.6(d)(ii) - Offer and acceptance

            Clause 12.6(d)(ii) of the Master Trust Deed is amended by:

            (i) deleting to the satisfaction of the Manager and the Trustee and inserting (if capable of remedy to the satisfaction of the Manager and the Trustee);

            (ii)  replacing "." at the end of sub-clause (G) with "; and"; and

            (iii) inserting a new sub-clause (H) as follows:

                  (H) the Approved Seller shall indemnify the Trustee from and against any and all damages, losses, claims, liabilities and related costs and expenses including legal costs and expenses on a full indemnity basis that the Trustee may sustain or incur under the Consumer Credit Legislation as a direct or indirect consequence of a breach of the Approved Seller's representation and warranty under clause 6.2(h)(vi) of the Supplementary Terms Notice, together with any relevant break costs for which the Trustee is liable in relation to the prepayment of any Hedge Agreement for the Trust.

      (aa)  Clause 12.6(d)(v) - Limit on damages

            Clause 12.6(d)(v) of the Master Trust Deed is amended by adding the following after the word "damages" in the last line:

                  except for a breach of the Approved Seller's representation and warranty under clause 6.2(h)(vi) of the Supplementary Terms Notice where, in addition, the Approved Seller will indemnify the Trustee from and against any and all damages, losses, claims, liabilities and related costs and expenses including legal costs and expenses on a full indemnity basis the Trustee may sustain or incur under the Consumer Credit Legislation as a direct or indirect consequence of that breach.

      (bb)  Clause 12.7(a)(i) - Approved Seller Undertakings

            For the purposes of clause 12.7(a)(i) of the Master Trust Deed, the Approved Seller provides the following further undertaking:

            (i) (Mortgage Insurance Policy requirements) it will do, or refrain from doing, at the direction of the Trustee or the Manager, such acts and things as may be required under each Mortgage Insurance Policy which may only be done or not done (as the case may be) by a credit provider for the purposes of the Consumer Credit Legislation.

      (cc) Clause 14.9 - Accounting for moneys received

            Clause 14.9(a) of the Master Trust Deed shall be replaced by the following:

                  The Manager will pay to, or to an account of the Trustee, within 2 Business Days of receipt, all moneys coming into its hands belonging to the Trust or payable to the Trust.

      (dd)  Clause 14.10 - Reuters

            The Manager may prepare and arrange for the publication by Reuters (or another customary electronic medium) of summary pool performance data for the Trust in a format similar to that used by other mortgage-backed securities or asset-backed securities (as the case may be) in the Australian market. If it does, the Manager shall provide a copy of the report as soon as practicable after preparation to the Designated Rating Agencies. The report shall include a statement agreed between the Manager and the Trustee summarising the extent of the Trustee's liability under the Trust.

      (ee)  Clause 14.20 - Additional Covenants by Manager

            For the purposes of clause 14.20 of the Master Trust Deed, the Manager shall also:

            (i) (Stock Exchange) comply with the rules and regulations of the Stock Exchange;

            (ii) (Filing) make all filings which the Manager is actually aware are required in connection with the Trust or the Assets of the Trust with any Governmental Agency in any jurisdiction;

            (iii) (Comply with  obligations  and laws) promptly  comply with all other duties and obligations imposed on the Manager by the Transaction Documents in relation to the Trust and comply with all relevant material laws in the relevant jurisdiction in carrying out such duties and obligations;

            (iv) (Notification to Designated Rating Agencies) notify the Designated Rating Agencies that a Class of Notes has been fully and finally redeemed when the Invested Amount of that Class of Notes has been reduced to zero; and

            (v) (Step-Up Margin) if a Step-Up Margin applies to any Note under clause 4.9, not direct the Trustee to enter into or extend a Transaction under an Interest Hedge (as defined in the relevant Interest Hedge) unless the Manager is of the opinion that the amounts payable by the provider of that Interest Hedge to the Trustee in relation to the Transaction are calculated with reference to that Step-Up Margin.

      (ff)  Clause 16.1(c) - Retirement by Manager

            Clause 16.1(c) of the Master Trust Deed shall be amended by replacing the words fraud, negligence or wilful default in the second last and last lines with the words breach of contract.

      (gg)  Clause 16.6 - Trustee to act as Manager if no successor appointed

            Clause 16.6 of the Master Trust Deed shall be replaced with the following:

            (a) When a notice is given under clause 16.4 of this Master Trust Deed, the Trustee shall be entitled to appoint some other corporation to be the Manager of the Trust on any terms the Trustee sees fit (including the amount of Manager's Fee that would be payable to the replacement Manager at market rates) provided that the terms of that appointment will not have an adverse affect on the ratings of the Notes.

            (b) Subject to paragraph (c) below, until a replacement Manager is appointed under paragraph (a) above, the Manager must continue to act as Manager and be entitled to the Manager's Fee while so acting.

            (c) If a replacement Manager is not appointed at the end of the period of notice specified in a notice given under clause 16.4 of this Master Trust Deed:

                  (i) the Trustee must itself perform the obligations and functions which this Deed contemplates being performed by the Manager, until a successor Manager is appointed in accordance with this Deed and be entitled to the Manager's Fee while so acting; and

                  (ii)  the resignation of the Manager will become effective.

      (hh)  Clause 17.2

            For the purposes of this Trust clause 17.2 of the Master Trust Deed, the following new paragraph (z) is inserted and the existing paragraph (z) becomes paragraph (aa).

                  (clearing systems) to lodge Notes, or arrange for Notes to be lodged, with DTC, or a depository for DTC; and

      (ii) Clause 18.3 - To act honestly, diligently and prudently

            Clause 18.3 of the Master Trust Deed is amended by:

            (i)   replacing "." at the end of paragraph (j) with "; and"; and

            (ii)  inserting a new sub-clause (k) as follows:

                        (removal of the Trustee's agents or delegates) remove any agent or delegate of the Trustee that breaches any obligation or duty imposed on the Trustee under this Deed or any other Transaction Document in relation to the Trust where the Manager reasonably believes it will have a Material Adverse Effect within 45 days' notice from the Manager to the Trustee to remove that agent or delegate.

      (jj)  Clause 21.1 - Opening of bank accounts

      (kk) For the purposes of this Trust, clause 21.1(d) of the Master Trust Deed is amended by:

            (i) adding the words (other than a Collection Account) after the words if an Account in line 1 of that clause; and

            (ii) adding the following new clause 21.1(e):

      (ll) (Change Bank Accounts) If a Collection Account is held with a Bank which ceases to be an Approved Bank then the Manager must direct the Trustee to, and the Trustee shall, as soon as practicable, and in any event, within 2 days of receipt of actual notice of that cessation;

                        (1) commence opening an account with an Approved Bank (the New Collection Account); and

                        (2) commence transferring funds standing to the credit of the Collection Account to the New Collection Account,

                        (3) and as soon as practicable (and in any event within 5 Business Days of receipt of actual notice of that cessation) ensure that all funds standing to the credit of the Collection Account have been transferred to the New Collection Account.

                        (4) The Servicer shall do all things necessary to assist the Manager and the Trustee to comply with their obligations under this clause 21.1.

      (mm)  Clause 23.9 - No responsibility for Servicer

            Clause 23.9 of the Master Trust Deed shall be amended by replacing the words the fraud, negligence or wilful default of in the second last line with the words a breach of contract by.

      (nn)  Clause 24 - Income Entitlements and Payments

            For the purposes of this Trust clause 24 of the Master Trust Deed is deleted and a new clause 24 inserted as follows:

      24.   Income Entitlements and Payments

            24.1  Cashflow Allocation Methodology

                  Collections in relation to a Trust and other amounts credited to the Collection Account for that Trust will be allocated by the Manager on behalf of the Trustee, and paid by the Trustee, as directed by the Manager, in accordance with the Supplementary Terms Notice for that Trust.

            24.2  Income of the Trust

                  For each Financial Year in respect of a Trust the Manager will ascertain the following on behalf of the Trustee:

      (oo) (a) the net income of that Trust in accordance with section 95(1) of the Taxation Act (the Tax Income); and

      (pp) (b) the net income of that Trust in accordance with conventional accounting principles applicable to the administration of trusts (the Accounting Income).

            24.3  Income Entitlement

                  Notwithstanding anything to the contrary contained in this deed, but subject to clause 24.4:

      (qq) (a) (Present entitlement) the Residual Income Beneficiary shall, as at the end of each Financial Year for that Trust, have an absolute vested interest in, and be presently entitled to, the income of that Trust; and

      (rr) (b) (Application of income) unless the Trustee otherwise determines, having regard to any relevant taxation or other implications for the Trustee (disregarding for these purposes any possible operation of clause 24.4) or both for any Financial Year for that Trust, for the purposes of paying, applying, distributing, setting aside or allocating any income for the benefit of the Residual Income Beneficiary in accordance with the terms of this deed in respect of that Financial Year, the income that is to be so paid, applied, distributed, set aside or allocated shall be whichever is the greater of the Tax Income or the Accounting Income for that Financial Year.

            24.4  Distribution of excess Tax Income

                  For the avoidance of doubt, in the event that the Tax Income exceeds the income of the Trust for the purposes of clause 24.3(a) for a Trust in any Financial Year for that Trust then, notwithstanding anything to the contrary in this deed, provided there is an amount to which clause 24.3(a) applies, the Manager must direct the Trustee to, and the Trustee shall, so far as possible, ensure that such excess is allocated to the Residual Income Beneficiary of that Trust for that Financial Year and shall take such action as is necessary to give effect to this clause.

            24.5  Payments to Beneficiaries

      (ss) (a) (Distributable income due as at close of Financial Year) The income of a Trust for a Financial Year (to the extent not previously distributed) shall, subject to clause 24.7, constitute a debt due as at the end of that Financial Year by the Trustee as trustee of the Trust to the Residual Income Beneficiary of that Trust who is entitled to the income under clause 24.3(a) and shall, subject to clause 24.7, be payable under clause 24.5(b).

      (tt) (b) (Payment) Subject to clause 24.7, the Trustee may make interim distributions of the income of a Trust to the relevant Residual Income Beneficiary in accordance with the terms of the Supplementary Terms Notice for that Trust and shall as soon as practicable after the end of a Financial Year transfer an amount representing the income of that Trust (to the extent not previously distributed) from the central bank account of that Trust to the bank accounts of the Residual Income Beneficiary of that Trust as directed by the relevant Beneficiary.

      (uu) (c) (Residual capital) On the termination of a Trust, the surplus capital of that Trust remaining after satisfaction by the Trustee of all its obligations in respect of that Trust shall be paid to the Residual Income Beneficiary of that Trust in accordance with the terms of the Supplementary Terms Notice for that Trust.

            24.6  Application of Trust income

                  (a) If by the last day of any Financial Year for a Trust (the Last Day) the Trustee has not effectively dealt with the whole of the income of that Trust for that Financial Year by paying, applying or distributing it, or by setting it aside, then the income not so paid, applied, distributed or set aside shall be deemed to have been irrevocably applied and set aside on the Last Day by the Trustee on behalf of, and shall be held by the Trustee on and from the Last Day upon trust absolutely for, the Residual Income Beneficiary of that Trust in accordance with their entitlement to income under this deed (including, for these purposes, the allocation of excess Tax Income (if any) pursuant to clause 24.4).

                  (b) If the Trustee fails to effectively allocate any excess a Residual Income Beneficiary in accordance with clause 24.4, then such excess shall vest or be deemed to be vested in that Residual Income Unit.

                  (c) For the purposes of this clause 24.6 references to income of that Trust for any Financial Year shall be to the greater of the Tax Income or the Accounting Income for that Financial Year.

            24.7  Subordination of Residual Income Beneficiary Entitlements

      (vv) (a) No moneys may be paid out of a Trust during a Financial Year to the holder of a Residual Income Unit under clause 24.5, whilst there is any amount due, but unpaid, which is in accordance with clause
            24.1 to be paid in priority to those amounts and before the Trustee is satisfied, after consulting with the Manager, that sufficient allowance has been made for those priority amounts in relation to that Trust, accruing during that Financial Year. To the extent that there is an amount payable under clause 24.1 which is to be paid in priority to the amounts payable to a Residual Income Beneficiary, that Residual Income

            Beneficiary directs the Trustee to meet the amount payable under clause 24.1 as an application of the Residual Income Beneficiary's entitlement to the income of that Trust.

      (ww) (b) Notwithstanding paragraph (a) of this clause, once an amount is paid out of a Trust to a Residual Income Beneficiary during a Financial Year, that amount may not be recovered from that Residual Income Beneficiary for any reason or by any person except to the extent that the amount was paid in error or as otherwise required by the relevant Supplementary Terms Notice.

            24.8  Insufficient moneys

                  If after the application of the provisions of clauses 24.1 and
                  24.3 there is insufficient money available to the Trustee in respect of a Trust to pay the full amount due to Noteholders for that Trust, the deficiency shall, subject to the Supplementary Terms Notice for the Notes or any Class of Notes issued in relation to that Trust, be borne by the Noteholders in the manner set out in the relevant Supplementary Terms Notice.

            24.9  Manager to ensure compliance by Trustee

                  Without limiting its other obligations under this deed, the Manager, in exercising its powers and carrying out its duties in accordance with this deed, must, to the extent possible, ensure that the Trustee complies with its obligations under clause 24.3(b) and 24.4.

      (xx)  Clause 28 - Asset Register

            For the purposes of this Trust clause 28 of the Master Trust Deed is deleted and a new clause 28 inserted as follows:

            28.   The Register

                  28.1  Details to be kept on Register

                        The Trustee shall keep or cause to be kept a register with respect to the Trust, on which shall be entered the following information relating to the Trust:

                        (a)  (name) the name of the Trust;

                        (b)  (creation) the date of the creation of the Trust;

                        (c) (Note Issue Dates) the Note Issue Date for Class B Notes issued in relation to the Trust;

                        (d)  (Initial Invested Amount)  the total
                             Initial Invested Amount of Class B Notes issued on the Note Issue Date;

                        (e) (Invested Amount) the Invested Amount of each Class B Note from time to time;

                        (f) (Stated Amount) the Class B Stated Amount from time to time;

                        (g)  (Supplementary Terms) details of the Class B Notes;

                        (h) (details of Class B Noteholders) the name and address of each Class B Noteholder;

                        (i) (number of Class B Notes) the number of Class B Notes held by each Class B Noteholder;

                        (j)  (Note  Acknowledgement)  the serial  number of each
                             Note   Acknowledgement   issued  to  each  Class  B
                             Noteholder;

                        (k) (date of entry) the date on which a person was entered as the holder of Class B Notes;

                        (l) (date of cessation) the date on which a person ceased to be a Class B Noteholder;

                        (m)  (account)  the account to which any payments due to
                             a  Class   B   Noteholder   are  to  be  made   (if
                             applicable);

                        (n)   (details)   where   applicable,   Payment   Dates,
                              Principal Repayment Dates, Maturity Dates and Margin on the Notes;

                        (o) (payments) a record of each payment in respect of the Class B Notes in relation to the Trust; and

                        (p) (tax file number) a record that the Trustee has (or has not) received the tax file number for each Class B Noteholder; and

                        (q)  (additional information) such other
                             information as:

                              (i)   is  required  by  this  Supplementary  Terms
                                    Notice;

                              (ii)  the   Trustee    considers    necessary   or
                                    desirable; or

                              (iii) the Manager reasonably requires.

                  28.2  Asset register

                        The Trustee shall keep or cause to be kept an asset register with respect to the Trust, in which shall be entered the Authorised Investments and other Assets of the Trust (other than Purchased Receivables and the related Receivable Rights) entered into the relevant asset register on an individual basis.

                  28.3  Place of keeping Register, copies and access

                        The Register shall be:

                        (a) (place kept) kept at the Trustee's principal office in Sydney or at such place as the Trustee and the Manager may agree;

                        (b) (access to Manager and Auditor) open to the Manager and the Auditor of the Trust to which it relates to inspect during normal business hours;

                        (c) (inspection by Class B Noteholders) open for inspection by a Class B Noteholder during normal business hours but only in respect of information relating to that Class B Noteholder; and

                        (d) (not for copying) not available to be copied by any person (other than the Manager) except in compliance with such terms and conditions (if any) as the Manager and Trustee in their absolute discretion nominate from time to time.

                  28.4  Details on Register conclusive

                        (a) (Reliance on Register) The Trustee shall be entitled to rely on the Register in clause 28.1 as being a correct, complete and conclusive record of the matters set out in it at any time and whether or not the information shown in the Register is inconsistent with any other document, matter or thing.

                        (b) (No trusts etc) The Trustee shall not be obliged to enter on the Register notice of any trust, Security Interest or other interest whatsoever in respect of any Class B Notes and the Trustee shall be entitled to recognise a Class B Noteholder as the absolute owner of Class B Notes and the Trustee shall not be bound or affected by any trust affecting the ownership of any Class B Notes unless ordered by a court or required by statute.

                        (c) (Register not to be signed) The Trustee shall ensure that it does not sign or otherwise execute any entry in a Register.

                  28.5  Closing of Register

                        The Trustee may:

                        (a) without prior notice to the Noteholders close the Register in clause 28.1:

                              (i) in relation to all Notes, each period from the close of business (Sydney time) on the Business Day preceding each Payment Date to close of business on that Payment Date; or

                              (ii) when required for the Auditor to conduct any audit in relation to the Trust; or

                        (b) with prior notice to each Noteholder who holds a Class B Note, close the Register for other periods not exceeding 30 days (or such other period of time as agreed between the Trustee and the Manager, with the approval of an Extraordinary Resolution of Class B Noteholders) in aggregate in any calendar year.

                  28.6  Alteration of details on Register

                        On the Trustee being notified of any change of name or address or payment or other details of a Class B Noteholder by the Class B Noteholder, the Trustee shall alter the Register accordingly as soon as reasonably practicable (and in any event within 5 Business Days of receipt of that notice).

                  28.7  Certification of Register

                        If:

                        (a)   an entry is omitted from the Register;

                        (b) an entry is made in the Register otherwise than in accordance with the Master Trust Deed or this Supplementary Terms Notice;

                        (c)   an entry wrongly exists in the Register;

                        (d)   there is an error, omission,
                              misdescription or defect in any entry in the Register; or

                        (e) default is made or unnecessary delay takes place in entering in the Register that any person has ceased to be the holder of Class B Notes,

                        the Trustee shall rectify the same upon becoming aware of it.

                  28.8  Correctness of Register

                        Neither the Manager nor the Trustee shall be liable for any mistake in the Register or in any purported copy except to the extent that the mistake is attributable to its fraud, negligence or breach of trust.

                  28.9  Manager must provide information

                        The Manager must provide the Trustee and any person appointed in accordance with clause 28.10 with such information as the Trustee may reasonably require to maintain the Register.

                  28.10 Third party registrar

                        The Trustee may cause the Register to be maintained by a third party on its behalf and require that person to discharge the Trustee's obligations under the Master Trust Deed and this Supplementary Terms Notice in relation to the Register.

      (yy)  Clause 29 - Meetings of Noteholders

            For the purposes of the Trust, clause 29 of the Master Trust Deed is deleted and a new clause 29 inserted as follows:

                  29.1  Class A Noteholders

                        (a) Any proposal requiring the consent of Class A Noteholders will be determined in accordance with the Note Trust Deed.

                        (b) The provisions of this clause 29, other than this clause 29.1, shall not apply to Class A Notes.

                  29.2  Convening of meetings by Trustee and Manager

                        (a) The Trustee or the Manager may at any time convene a meeting of the Class B Noteholders or Class of Class B Noteholders.

                        (b)   Class  B  Noteholders   or  a  Class  of  Class  B
                              Noteholders holding in aggregate not less than 20% of the Invested Amounts of all

                              Class B Notes or in that Class, may at any time convene a meeting of the Class B Noteholders or Class, as the case may be.

                  29.3  Notice of meetings

                        (a) (Period of notice) Subject to clause 29.3(b) at least 7 days' notice (inclusive of the day on which the notice is given and of the day on which the meeting is held) of a meeting of all Class B Noteholders or any Class of Class B Noteholders of a Trust shall be given to the relevant Class B Noteholders of the Trust.

                        (b) (Short notice) Notwithstanding clause 29.3(a), if it is so agreed by a majority in number of the Class B Noteholders or the Class (as the case may be) having the right to attend and vote at the meeting, being a majority that together hold at least 95% of the then outstanding Class B Notes or the Class, a resolution may be proposed and passed at a meeting of which less than 7 days' notice has been given.

                        (c) (Failure to give notice) The accidental omission to give notice to or the non-receipt of notice by any Class B Noteholder shall not invalidate the proceedings at any meeting.

                        (d) (Copies) A copy of a notice convening a meeting shall be given by the Trustee or the Manager convening the meeting to the other, and also to the Beneficiary and the Designated Rating
                              Agencies. Failure to give such a notice in accordance with this clause shall invalidate the meeting unless the party who has not received the notice waives the invalidation.

                        (e) (Method of giving notice) Notice of a meeting shall be given in the manner provided in this deed.

                        (f) (Contents of a notice) Notice of a meeting of Class B Noteholders shall specify:

                              (i) (time etc) the day, time and place of the proposed meeting;

                              (ii) (agenda) the agenda of the business to be transacted at the meeting;

                              (iii) (proposed   resolution)  the  terms  of  any
                                    proposed resolution;

                              (iv) (closing of Register) that the persons appointed to maintain the relevant Register for the purpose of determining those entitled to attend may not register any Class B Note Transfer in the period of 2 Business Days prior to the meeting;

                              (v) (appointment of proxies) that appointments of proxies must be lodged no later than 24 hours prior to the time fixed for the meeting; and

            (i) (vi) (additional information) such additional information as the person giving the notice thinks fit.

                  29.4  Chairman

                        The Trustee may nominate a person to be chairman of a meeting which has been convened by the Trustee or the Manager. The chairman need not be a Class B Noteholder and may be a representative of the Trustee. If such a person is not present or is present but unwilling to act, then the Class B Noteholders present may choose a Noteholder to be the chairman.

                  29.5  Quorum

                        At any meeting any two or more persons present in person being Class B Noteholders holding, or Representatives holding or representing, in the aggregate not less than 75% of the Invested Amounts of all Class B Notes or constituting the Class (as the case may be) and then outstanding shall form a quorum for the transaction of business and no business (other than the choosing of a chairman) shall be transacted at any meeting unless the requisite quorum is present at the commencement of business.

                  29.6  Adjournment

                        (a) (Quorum not present) If within 15 minutes from the time appointed for any meeting a quorum is not present, the meeting shall stand adjourned (unless the Trustee agrees that it be dissolved) for such period, not being less than 7 days nor more than 42 days, as may be appointed by the chairman. At such adjourned meeting two or more persons present in person being Class B Noteholders holding, or being Representatives holding or representing, in the aggregate not less than 50% of the Invested Amounts of all Class B Notes or constituting the Class (as the case may be) and then outstanding (whatever the Class B Notes so held or represented) shall form a quorum and shall have the power to pass any resolution and to decide on all matters which could properly have been dealt with at the meetings from which the adjournment took place had a quorum been present at such meeting.

                        (b) (Adjournment of meeting) The chairman may with the consent of (and shall if directed by) any meeting adjourn the same from time to time and from place to place but no business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting from which the adjournment took place.

                        (c) (Notice of adjourned meeting) At least 5 days' notice of any meeting adjourned through want of a quorum shall be given in the same manner as for the original meeting and such notice shall state the quorum required at such adjourned meeting. It shall not, however, otherwise be necessary to give any notice of an adjourned meeting.

                  29.7  Voting procedure

                        (a) (Show of hands) Every resolution submitted to a meeting shall be decided in the first instance by a show of hands and, in case of equality of votes, the chairman shall both on a show of hands and on a poll have a casting vote in addition to the vote or votes (if any) to which he or she may be entitled as a Class B Noteholder or as a Representative.

                        (b) (Declaration) At any meeting, unless a poll is (before or on the declaration of the result of the show of hands) demanded, a declaration by the chairman that a resolution has been carried by a particular majority or lost or not carried by any particular majority is conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against such resolution.

                        (c) (Poll) If at any meeting a poll is demanded by the chairman, the Trustee or the Manager or by one or more persons being Class B Noteholders holding, or being Representatives holding or representing, in aggregate not less than 2% of the Class B Notes or constituting the Class (as the case may be) and then outstanding, it shall be taken in such manner and (subject to this clause) either at once or after such an adjournment as the chairman directs and the result of such poll shall be deemed to be the resolution of the meeting at which the poll was demanded as at the date of the taking of the poll. The demand for a poll shall not prevent the continuance of the meeting for the transaction of any business other than the question on which the poll has been demanded. The demand for a poll may be withdrawn.

                        (d) (No adjournment) Any poll demanded at any meeting on the election of a chairman or on any question of adjournment shall be taken at the meeting without adjournment.

                        (e)   (Votes) Subject to clause 29.7(a), at any meeting:

                              (i) on a show of hands, every person present being a Class B Noteholder holding, or being a Representative holding or representing, then outstanding Class B Notes shall have one vote; and

                              (ii) on a poll, every person present shall have one vote for each Class B Note then outstanding that he or she holds or in
                                    respect   of   which   he   or   she   is  a
                                    Representative  as  stated  in the  relevant
                                    Register   at  the  date  the   notices  are
                                    dispatched to Class B Noteholders for the meeting.

                              Any person entitled to more than one vote need not use all his or her votes or cast all his or her votes to which he or she is entitled in the same way.

                  29.8  Right to attend and speak

                        The Trustee, the Manager and the relevant Beneficiary (through their respective representatives) and their respective financial and legal advisers shall be entitled to attend and speak at any meeting of the Class B Noteholders or any Class (as the case may be). No person shall otherwise be entitled to attend or vote at any meeting of the Class B Noteholders or any Class (as the case may be) unless he or she holds outstanding Class B Notes or is a Representative holding or representing such Class B Notes.

                  29.9  Appointment of proxies

                        (a) (Requirements) Each instrument appointing a proxy shall be in writing and, together (if so required by the Trustee) with proof satisfactory to the Trustee of its due execution, shall be deposited at the registered office of the Trustee or at such other place as the Trustee shall designate or approve not less than 24 hours before the time appointed for holding the meeting or adjourned meeting at which the named proxy proposes to vote and in default, the instrument or proxy shall be treated as invalid unless the chairman of the meeting decides otherwise before such meeting or adjourned meeting proceeds to business. A notarially certified copy proof (if applicable) of due execution shall if required by the Trustee be produced by the proxy at the meeting or adjourned meeting but the Trustee shall not be obliged to investigate or be concerned with the validity of, or the authority of, the proxy named in any such instrument. Any person may act as a proxy whether or not that person is a Class B Noteholder.

                        (b) (Proxy remains valid) Any vote given in accordance with the terms of an instrument of proxy conforming with clause 29.9(a) shall be valid notwithstanding the previous death or insanity of the principal, revocation or amendment of the proxy or of any of the Class B Noteholder's instructions under which it was executed, so long as no intimation in writing of such death, insanity, revocation or amendment is received by the Trustee at its registered office or by the chairman of the meeting in each case not less than 24 hours before the commencement of the meeting or adjourned meeting at which the proxy is used.

                  29.10 Corporate representatives

                        A person authorised under section 250D of the Corporations Law by a Class B Noteholder being a body corporate to act for it at any meeting shall, in accordance with his or her authority until his or her authority is revoked by the body corporate concerned, be entitled to exercise the same powers on behalf of that body corporate as that body corporate could exercise if it were an individual Class B Noteholder and shall be entitled to produce evidence of his or her authority to act at any time before the time appointed for the holding of or at the meeting or adjourned meeting or for the taking of a poll at which he proposes to vote.

                  29.11 Rights of Representatives

                        A Representative of a Class B Noteholder shall have the right to demand or join in demanding a poll and shall (except and to the extent to which the Representative is specially directed to vote for or against any proposal) have power generally to act at a meeting for the Class B Noteholder. The Trustee, the Manager and any officer of the Trustee and the Manager may be appointed a Representative.

                  29.12 Powers of a meeting of Class B Noteholders

                        (a) (Powers) Subject to the Security Trust Deed (and in particular any power of the Note Trustee of Class A Noteholders to override the decisions of Class B Noteholders), a meeting of the Class B Noteholders shall, without prejudice to any rights or powers conferred on other persons by the Transaction Documents, only have power exercisable by Extraordinary Resolution:

                              (i) to sanction any action that the Trustee, the Manager or the relevant Servicer proposes to take to enforce the provisions of any Transaction Document;

                              (ii) to sanction any proposal by the Manager, the Trustee or the relevant Servicer for any modification, abrogation, variation or compromise of, or arrangement in respect of, the rights of the Class B Noteholders against the Trustee, the Manager, an Approved Seller or the relevant Servicer
                                    whether   such   rights   arise   under  any
                                    Transaction Document or otherwise;

                              (iii) to sanction the exchange or  substitution of
                                    Class  B Notes  for,  or the  conversion  of
                                    Class B Notes  into,
                                    other   obligations  or  securities  of  the
                                    Trustee or any other body corporate formed or to be formed;

                              (iv) under clause 33.2 of the Master Trust Deed, to consent to any alteration, addition or modification of any Transaction Document which shall be proposed by the Trustee or the Manager;

                              (v) to discharge or exonerate the Trustee, the Manager, an Approved Seller or the relevant Servicer from any liability in respect of any act or omission for which it may become responsible under any Transaction Document;

                              (vi) to authorise the Trustee, the Manager, the relevant Servicer or any other person to concur in and execute and do all such documents, acts and things as may be necessary to carry out and give effect to any Extraordinary Resolution; and

                              (vii) to  exercise   any  other  power   expressly
                                    granted   under  the   Supplementary   Terms
                                    Notice.

                  (b) (No power) A meeting of the Class B Noteholders shall not have power to, nor shall any resolution submitted to the meeting propose or have the effect of:

                              (i) removing the Servicer or the Manager from office;

                              (ii)  interfering   with  the  management  of  the
                                    Trust;

                              (iii) winding up or terminating  the Trust (except
                                    as contemplated by clause 29.12(a)(vii));

                              (iv) altering the Authorised Investments of the Trust;

                              (v) amending any Transaction Document (except as contemplated by clause 29.12(a)); or

                              (vi) altering the Interest Payment Dates, Principal Payment Dates, Interest, Principal Entitlements or the other terms of the Supplementary Terms Notice (subject to clause 29.12(a)(iii)).

                        29.13 Extraordinary Resolution binding on Class B Noteholders

                        An Extraordinary Resolution passed at a meeting of the Class B Noteholders or of any Class duly convened and held in accordance with this deed shall be binding on all the Class B Noteholders or of the Class whether or not present at such meeting. Each of the Class B Noteholders or of the Class (as the case may be), the Trustee and the Manager shall be bound to give effect to that resolution accordingly.

                  29.14 Minutes and records

                        Minutes of all resolutions and proceedings at every meeting of the Class B Noteholders of a Trust or any Class (as the case may be) shall be made and duly entered in the books to be from time to time provided for that purpose by the Trustee and any such minutes purporting to be signed by the chairman of the meeting at which such resolutions were passed or proceedings transacted or by the chairman of the next succeeding meeting of the Class B Noteholders or of the Class (as the case may be) shall be conclusive evidence of those matters and until the contrary is proved every such meeting in respect of the proceedings of which minutes have been made and signed shall be deemed to have been duly convened and held and all resolutions passed or proceedings transacted at such meeting to have been duly passed and transacted.

                  29.15 Written resolutions

                        Notwithstanding the preceding provisions of this clause 29, a resolution of the Class B Noteholders or any Class (including an Extraordinary Resolution) may be passed, without any meeting or previous notice being required, by an instrument or instruments in writing which has or have:

                        (a) in the case of a resolution (including an Extraordinary Resolution) of the Class B Noteholders or any Class, been signed by all Class B Noteholders or the Class (as the case may be); and

                        (b)   any  such   instrument   shall  be   effective  on
                              presentation to the Trustee for entry in the records referred to in clause 29.14.

                  29.16 Further procedures for meetings

                        Subject to all other provisions contained in this deed, the Trustee may without the consent of the Class B Noteholders or any Class prescribe such further regulations regarding the holding of meetings of the Class B Noteholders or any Class of Class B Noteholders and attendance and voting at such meetings as the Trustee may with the agreement of the Manager determine including particularly (but without prejudice to the generality of the above) such regulations and requirements as the Trustee thinks reasonable:

                        (a) (entitlement to vote) so as to satisfy itself that persons who purport to attend or vote at any meeting of the Class B Noteholders or any Class of Class B Noteholders are entitled to do so in accordance with this deed; and

                        (b) (forms of Representative) as to the form of appointment of a Representative,

                        but the Trustee may not decrease the percentage of Class
                        B   Noteholders   required  to  pass  an   Extraordinary
                        Resolution or an ordinary resolution.

      (zz)  Clause 32 - Payments Generally

            For the purpose of the Trust clause 32 is amended as follows:

            (i) Clause 32.1 of the Master Trust Deed is deleted and replaced with the following.

                 32.1   Payments to Noteholders

                  (a) Any payment made by or on behalf of the Trustee in respect of any Class A Note shall be made in accordance with the relevant Supplementary Terms Notice, the relevant Note Trust Deed and the relevant Agency Agreement;

                  (b) Any payment made by or on behalf of the Trustee in respect of any Class B Note shall be made to the person whose name is, on the Record Date, entered in the Register as the Class B owner of the relevant Class B Note (or in the case of joint Class B Noteholders, to the person whose name first appears in the Register).

            (ii) Clause 32.2 of the Master Trust Deed is deleted and replaced with the following.

            32.2  Manager to arrange payments

                        The Trustee will:

                        (a) prepare or cause to be prepared all cheques which are to be issued to Class B Noteholders and to Beneficiaries and stamp the same as required by law; or

                       (b) otherwise arrange payments under clause 32.7.

                       The Trustee will sign (by autographical, mechanical or other means) cheques for despatch on the day on which they ought to be despatched.

            (iii) Clause 32.4 of the Master  Trust Deed is deleted and  replaced with the following.

                  32.4  Payment good discharge

                        There is a full satisfaction of the moneys payable under a Class B Note, and a good discharge to the Trustee, the Manager or the Servicer (as the case may be) in relation to that Class B Note, when the cheque is despatched by post in accordance with clause 32.2(a) or, if not posted, delivered to the Class B Noteholder or as directed by the Class B Noteholder. None of the Trustee, the Manager or the Servicer shall be responsible for any moneys which are not credited to the bank account of a Class B Noteholder or a Beneficiary if the Trustee's bank has been instructed to effect the direct transfer referred to in clause 32.7(c).

                        There is a full satisfaction of the moneys payable under a Class A Note, and a good discharge to the Trustee, the Manager or the Servicer (as the case may be) in relation to that Class A Note, when so provided under the Note Trust Deed.

            (iv) Clause 32.6 of the Master Trust Deed is deleted and replaced with the following.

                  32.6  Taxation

                        (a) (Net payments) Subject to this clause, payments in respect of the Notes shall be made free and clear of, and without deduction for, or by reference to, any present or future Taxes of any Australian Jurisdiction unless required by law.

                        (b) (Interest Withholding Tax - Class B Notes) The Trustee or any person making payments on behalf of the Trustee will be obliged to deduct interest withholding tax imposed by the Commonwealth of Australia from payments of interest in respect of the Class B Notes to non-residents of the Commonwealth of Australia not carrying on business in the Commonwealth of Australia at or through a permanent establishment and to residents of the Commonwealth of Australia carrying on business at or through a permanent establishment outside the Commonwealth of Australia (Interest Withholding
                              Tax) unless a certificate pursuant to Section 221YM of the Taxation Act is produced to the
                              Trustee not later than close of business on the tenth Business Day immediately preceding the relevant payment date. The Trustee, or any person making any payments on behalf of the Trustee, is entitled to deduct Interest Withholding Tax in relation to payments on any Class B Notes.

                        (c) (Interest Withholding Tax - Class A Notes) Payments on Class A Notes by or on behalf of the Trustee will be made subject to deduction for any Interest Withholding Tax and all other withholdings and deductions referred to in Condition 7 of the Class A Notes.

                        (d) (Tax file numbers) The Trustee or any person making payments on behalf of the Trustee will be required to deduct tax-at-source on interest payments on any Class B Note to each Noteholder who has or is required to have a Tax File Number at the highest personal marginal tax rate unless the Trustee receives from such Class B Noteholder the Tax File Number of that Class B Noteholder or evidence of any exemption the Class B Noteholder may have from the need to advise the Trustee of a Tax File Number. The Tax File Number or appropriate evidence (as the case may be) must be received by the Trustee not less than ten Business Days prior to the relevant payment date. The Trustee, or any person making any payments on behalf of the Trustee, is entitled to deduct any such tax-at-source required to be paid by it in relation to Class B Notes at that highest personal marginal tax rate if no Tax File Number is provided.

            (v) A new Clause 32.7 is inserted into the Master Trust Deed as follows.

                  32.7  Payment Methods - Class B Notes

                       Any moneys payable by the Trustee, the Manager or the Servicer to a Class B Noteholder or to a Beneficiary under this Master Trust Deed and the relevant Supplementary Terms Notice shall be paid by the Trustee in Sydney or if the Trustee elects may be paid by:

                       (a) (cheque) crossed not negotiable cheque in favour of the Class B Noteholder or the Beneficiary (as the case may be) and despatched by post to the address of the Class B Noteholder shown in the Register on the Record Date or to the address of the Beneficiary for the purposes of clause 31;

                      (b) (electronic transfer) electronic transfer through Austraclear;

                      (c) (direct payment) by direct transfer to a designated account of the Class B Noteholder or the Beneficiary held with a bank or other financial institution in Australia; or

                      (d) (other agreed manner) any other manner specified by the Class B Noteholder or the Beneficiary (as the case may be) and agreed to by the Manager and the Trustee.

      (aaa) Clause 33.14

            For the purposes of clause 30.12 of the Master Trust Deed, insert a new paragraph (j) as follows and renumber the existing paragraph (j) as paragraph (k):

                  (j) (for acts of Note Registrar) for any act, omission or default of any Note Registrar appointed under the relevant Agency Agreement or Note Trust Deed, in relation to its duties and obligations under the relevant Agency Agreement or Note Trust Deed, except where the Note Registrar is the Trustee.

6.3   Amendments to the Servicing Agreement

      The Servicing Agreement is amended for the purpose of the trust as follows:

      (a) Clause 5.2(a) is amended by replacing words on the Remittance Date for that Collection Period with the words on or before the expiration of five (5) Business Days from receipt by the Servicer.

      (b) Clause 5.2(b)(ii) is amended by replacing the words five Business Days following receipt by the Servicer with the words immediately upon receipt by the Servicer.

7.    Call and Tax Redemption

7.1   Call

      The Trustee must, when so directed by the Manager (at the Manager's option), having given not more than 60 nor less than 45 days' notice to the Noteholders in accordance with Condition 12, purchase or redeem all, but not some only, of the Notes by repaying the Invested Amount, or, if the Noteholders, by Extraordinary Resolution of the Noteholders so agree, the Stated Amount, of those

      Notes, together with accrued interest to (but excluding) the date of repurchase or redemption on any Quarterly Payment Date falling on or after the earlier of:

      (a) the Quarterly Payment Date on which the Total Stated Amount of all Notes is equal to or less than 10% of the aggregate of the Initial Invested Amount of all Notes; and

            (i) in the case of Class A-1 Notes, the Quarterly Payment Date falling in November 2006;

            (ii) in the case of Class A-2 Notes, the Quarterly Payment Date falling in November 2006; or

            (iii) in the case of Class A-3 Notes,  the  Quarterly  Payment  Date falling in November 2006,

      provided that the Trustee will be in a position on such Quarterly Payment Date to discharge (and the Manager so certifies to the Trustee and the Note Trustee upon which the Trustee and the Note Trustee will rely conclusively) all its liabilities in respect of the Notes (at their Invested Amount or their Stated Amount if so agreed by the Noteholders) and any amounts which would be required under the Security Trust Deed to be paid in priority or pari passu with the Notes if the security for the Notes were being enforced.

7.2   Tax Event

      If the Manager satisfies the Trustee and the Note Trustee immediately prior to giving the notice referred to below that either:

      (a) on the next Quarterly Payment Date the Trustee would be required to deduct or withhold from any payment of principal or interest in respect of the Notes or the Currency Swap any amount for or on account of any present or future taxes, duties, assessments or governmental charges of whatever nature imposed, levied, collected, withheld or assessed by the Commonwealth of Australia or any of its political sub-divisions or any of its authorities; or

      (b) the total amount payable in respect of interest in relation to any of the Purchased Receivables for a Collection Period ceases to be receivable (whether or not actually received) by the Trustee during such Collection Period, the Trustee must, when so directed by the Manager, at the Manager's option (provided that the Trustee will be in a position on such Quarterly Payment Date to discharge (and the Manager will so certify to the Trustee and the Note Trustee) all its liabilities in respect of the Notes (at their Invested Amount or if the Noteholders will have agreed by Extraordinary Resolution and will have so notified the Trustee and the Manager not less than 21 days before such Quarterly Payment Date, at their Stated Amount) and any amounts which would be required under the Security Trust Deed to be paid in priority or pari passu with the Notes if the security for the Notes were being enforced), having given not more than 60 nor less than 45 days' notice to the Noteholders in accordance with Condition 12 redeem all, but not some only, of the Notes at their Invested Amount (or, if the Noteholders by Extraordinary Resolution have so agreed, at their Stated Amount) together with accrued interest to (but excluding) the date of redemption on any subsequent Quarterly Payment Date, provided that the Noteholders may by Extraordinary Resolution elect, and shall notify the Trustee and the Manager not less than 21 days before the next Quarterly Payment Date following the receipt of notice of such proposed redemption, that they do not require the Trustee to redeem the Notes.

8.    Substitution of Purchased Receivables

8.1   Approved Seller substitution

      (a) The Trustee must, at the direction of the Manager (at the Manager's option), at any time replace a Receivable of the Trust which has been repurchased by the Approved Seller under clause 12.6(d) of the Master Trust Deed using the funds received from the repurchase to purchase a substitute Eligible Receivable from the Approved Seller, if available.

      (b) The Approved Seller may elect to sell a substitute Receivable to the Trustee (which the Trustee shall acquire if it is directed by the Manager to do so), provided the substitute Receivable satisfies the following requirements:

            (i)   it complies with the Eligibility Criteria;

            (ii) at the time of substitution, the substitute Receivable has a maturity date no later than the date being 2 years prior to the Final Maturity Date;

            (iii) the substitution will not adversely affect the Rating;

            (iv)  the  Mortgage   Insurer  has  confirmed  that  the  substitute
                  Receivable is covered by the relevant Mortgage Insurance Policy; and

            (v)   it is selected by the Manager in accordance with clause 8.3.

8.2   Other substitutions

      The Trustee must, at the direction of the Manager (at the Manager's option), at any time:

      (a)   replace a Mortgage relating to a Purchased Receivable;

      (b) allow an Obligor to replace the Mortgaged Property secured by such a Mortgage; or

      (c) allow an Obligor to refinance a Purchased Receivable to purchase a new Mortgaged Property,

      provided that all of the following conditions are met:

            (i) the same Obligor or Obligors continue to be the Obligor or Obligors under the replacement Mortgage and that Purchased Receivable or refinanced Receivable (as the case may be);

            (ii) either the replacement Mortgage, or the replacement Mortgaged Property, do not result in the relevant Purchased Receivable failing to comply with the Eligibility Criteria or the refinanced Receivable satisfies the Eligibility Criteria (as the case may be);

            (iii) any such replacement or refinancing occurs simultaneously with the release of the previous Mortgage, Mortgaged Property or Receivable (as the case may be);

            (iv) the principal outstanding under the relevant Receivable is, after the replacement or refinancing, the same as before that replacement or refinancing; and

            (v)   clause 8.3 applies.

8.3   Selection criteria

      The Manager will apply the following criteria (in descending order of importance) when selecting a substitute Eligible Receivable under clause
      8.1 or approving a substitution under clause 8.2:

            (i) the substitute Eligible Receivable will have an Unpaid Balance within A$30,000 of the outgoing Eligible Receivable's Unpaid Balance, as determined at the time of substitution;

            (ii) an outgoing owner-occupied or investment Mortgage will be replaced by another owner-occupied or investment Mortgage (as the case may be);

            (iii) the substitute  Eligible  Receivable  will have a then current
                  LVR no more than five per centum (5%) greater than the outgoing Eligible Receivables then current LVR, as determined at the time of substitution;

            (iv) an outgoing Eligible Receivable will be substituted by another Eligible Receivable with a security property located in the same State or Territory;

            (v) an outgoing Eligible Receivable will be substituted by another Eligible Receivable with a security property with the same or similar postcode; and

            (vi) in the case of substitution under clause 8.1, the substitute Eligible Receivable will have the closest original loan amount to that of the outgoing Eligible Receivable.

      The Trustee is entitled to rely on the information provided by the Manager in this regard.

9.    Application of Threshold Rate

9.1   Calculation of Threshold Rate

      If at any time the Basis Swap is terminated, the Manager must, on each of:

      (a) the earlier of:

            (i) the date which is 3 Business Days following the date on which the Basis Swap is terminated; and

            (ii) the Determination Date immediately following the date on which the Basis Swap is terminated; and

      (b) each successive Determination Date for so long as the Basis Swap has not been replaced by a similar Hedge Agreement or until the Trustee and the Manager otherwise agree (and the Designated Rating Agency for each Class of Notes has confirmed in writing that that agreement would not result in a downgrading of the rating given to any relevant Note or the withdrawal of the rating of any relevant Note), calculate the Threshold Rate as at that date and notify the Trustee, the Servicer and the Approved Seller of that Threshold Rate on the relevant Payment Date.

9.2   Setting Threshold Rate

      If the Servicer is notified of a Threshold Rate under clause 9.1, it will, not more than 7 Business Days following the date on which the Basis Swap is terminated, ensure that the interest rate payable on each Purchased Receivable which is subject to a variable rate is set not less than the Threshold Rate and shall promptly notify the relevant Obligors of the change in accordance with the Receivable Agreements.

9.3   Loan Offset Deposit Accounts

      If at any time there is no current Basis Swap in place, the Servicer and the Approved Seller must ensure that the interest rates applicable to the Loan Offset Deposit Accounts are such that, if the Approved Seller does not meet any of its obligations under clause 5.22, the Servicer will not be required, as a direct result of that non-payment, to increase the Threshold Rate under clause 9.

10.   Title Perfection Events

      Each of the following is a Title Perfection Event.

      (a) (Downgrade) The Approved Seller ceases to have a long term rating of at least BBB from S&P, Baa-2 from Moody's or BBB from Fitch IBCA.

      (b) (Event of Insolvency) An Insolvency Event occurs with respect to the Approved Seller.

      (c) (Non Compliance) The Servicer as Approved Seller fails to pay any Collections (as defined in the Servicing Agreement) within the time required under the Servicing Agreement.

      (d) (Servicer Transfer Event) For so long as the Servicer is also an Approved Seller to the Trust, a Servicer Transfer Event occurs.

      (e) (Breach of Redraw Facility Agreement) For so long as the Approved Seller is also the Redraw Facility Provider, the Redraw Facility Provider breaches its obligations, undertakings or representations under the Redraw Facility Agreement and such breach has had, or if continued will have, a Material Adverse Effect (as determined by the Trustee after taking appropriate expert advice).

      (f) (Breach of representations) The Approved Seller breaches any representation, warranty, covenant or undertaking made by it in a Transaction Document, which breach, if capable of remedy, is not remedied within 30 days of the earlier of:

            (i)   the Approved Seller becoming aware of the breach; and

            (ii) the Approved Seller being notified of the breach by the Trustee, Manager or Servicer.

11.   Beneficiary

11.1  Acknowledgment of Units

      The parties acknowledge that the interest of the Manager in the Trusts as the sole beneficiary of the Trust shall as and from the Effective Date be represented by:

      (a) a single income unit (the Residual Income Unit); and

      (b) a single capital unit (the Residual Capital Unit),

      which shall be the only units in respect of the Trust.

11.2  Residual Capital Unit

      (a) The Residual Capital Beneficiary has no right to receive distributions in respect of the Trust other than the right to receive an amount of $10 on the termination of the Trust. The Residual Capital Unit may not be redeemed at any other time or in any other way.

      (b)   The Residual Capital Unit is not transferable except as follows:

            (i) the Residual Income Beneficiary may transfer the Residual Capital Unit to another person who is not related to the Residual Income Beneficiary (the Transferee) provided that such a transfer is made subject to the condition that the Transferee is absolutely prohibited from transferring the Residual Capital Unit to anyone other than the Residual Income Beneficiary and that this person cannot be related to the holder of the Residual Income Beneficiary; and

            (ii) the Residual Capital Beneficiary may transfer the Residual Capital Unit to the Residual Income Beneficiary provided that the Trustee has received a tax opinion that the transfer of the Residual Capital Unit will not adversely affect the taxation treatment of the Trust and each of the other parties to this Supplementary Terms Notice is reasonably satisfied that they and the Noteholders will not be adversely affected by the transfer of the Residual Capital Unit to the Residual Income Beneficiary.

      (c) No other Residual Capital Units may be issued.

11.3  Residual Income Unit

      (a) The beneficial interest held by the Residual Income Beneficiary is limited to the Trust and each Asset of the Trust (subject to the rights of the Residual Capital Beneficiary under clause 11.2) subject to and in accordance with the Master Trust Deed and this Supplementary Terms Notice.

      (b) Subject to clause 24 of the Master Trust Deed, the Residual Income Beneficiary has no right to receive distributions in respect of the Trust other than:

            (i) the right to receive distributions in respect of the Trust under the Master Trust Deed and this Supplementary Terms Notice to the extent that Excess Distributions are available for distribution under the Master Trust Deed and this Supplementary Terms Notice; and

            (ii) the right to receive on the termination of the Trust the entire beneficial interest of the Trust, subject to the rights of the Residual Capital Beneficiary.

            The Residual Income Unit may not be redeemed at any other time or in any other way.

      (c) The Residual Income Unit is not transferable.

      (d) No other Residual Income Units may be issued.

11.4  Unit Register

      (a) The entitlement of any person to a Unit will be evidenced by registration in the register maintained under this clause 11.4 (the Unit Register).

      (b) The Trustee will keep the Unit Register at its registered office in a form that it considers appropriate and will enter the following particulars:

            (i) the name and address of each Beneficiary;

            (ii) the date on which the name of each Beneficiary is entered in the Unit Register;

            (iii) the date on which each Beneficiary  ceases to be registered as a Beneficiary;

            (iv)  the subscription moneys initially paid for each Unit; and

            (v) any other details which the Trustee may consider necessary or desirable.

      (c) Each Beneficiary shall promptly notify the Trustee in writing of any change of name or address and the Trustee will alter the Unit Register accordingly.

      (d) The Beneficiary may not assign, or create or allow to exist any Security Interest over, its rights or interests in respect of the Trust if to do so would have a Material Adverse Effect or might have an adverse tax consequence in respect of the Trust.

      (e) Without limiting clause 11.1, the interest of a Beneficiary will be constituted by registration in the Unit Register.

12.   Note Trustee

12.1  Capacity

      The Note Trustee is a party to this Supplementary Terms Notice in its capacity as trustee for the Class A Noteholders from time to time under the Note Trust Deed.

12.2  Exercise of rights

      (a) The rights, remedies and discretions of the Class A Noteholders under the Transaction Documents including all rights to vote or give instructions to the Security Trustee and to enforce undertakings or warranties under the Transaction Documents, except as otherwise provided in the Note Trust Deed or the Security Trust Deed, may only be exercised by the Note Trustee on behalf of the Class A Noteholders in accordance with the Note Trust Deed.

      (b) The Class A Noteholders, except as otherwise provided in the Note Trust Deed or the Security Trust Deed, may only exercise enforcement rights in respect of the Mortgaged Property through the Note Trustee and only in accordance with the Transaction Documents.

12.3  Representation and warranty

      The Note Trustee represents and warrants to each other party to this Supplementary Terms Notice that it has the power under the Note Trust Deed to enter into the Transaction Documents to which it is a party and to exercise the rights, remedies and discretions of, and to vote on behalf of the Class A Noteholders.

12.4  Payments

      Any payment to be made to the Noteholders under the Transaction Documents may be made to the Principal Paying Agent or the Note Trustee (as the case may be) in accordance with the Agency Agreement and the Note Trust Deed.

12.5  Payment to be made on Business Day

      If any payment is due under a Transaction Document on a day which is not a Business Day the due date will be the next Business Day unless that day falls in the next calendar month, in which case the due date will be the preceding Business Day.

13.   Security Trust Deed

      The parties to this Deed agree to comply with clause 16.9 of the Security Trust Deed.

14.   Custodian Agreement

      The Custodian Agreement is amended for the purpose of the Trust by deleting the words and between each Relevant Trust from the second/third line of clause 3.1(c).

15.   Manager's Directions to be in Writing

      Any direction given to the Trustee by the Manager under a Transaction Document must be in writing.

16.   Undertakings by Seller and Servicer

      Each of the Seller and Servicer undertakes that:

      (a) it will not allow the interest rate on a Purchased Receivable which is a Fixed Rate Loan to be re-fixed at the end of its fixed rate term if it will result in a downgrade or withdrawal of the rating of any Notes;

      (b) it will not allow a Purchased Receivable to convert from a Fixed Rate Loan to a Floating Rate Loan, or from a Floating Rate Loan to a Fixed Rate Loan, if that conversion would result in a downgrade or withdrawal of the rating of any Notes;

      (c) it must ensure that if the use of any Mortgaged Property which relates to a Purchased Receivable from owner occupied to investment, or from investment to owner occupied, the relevant Purchased Receivable continues to satisfy the Eligibility Criteria; and

      (d) it must not provide to any Obligor features in respect of a Purchased Receivable which are additional to those that applied on the Closing Date unless those additional features would not:

            (i)   affect  any  Mortgage   Insurance   Policy  relating  to  that
                  Purchased Receivable;

            (ii) result in the downgrade or withdrawal of the rating of any Notes.

17.   Tax Reform

17.1  Taxation of trusts and consolidated groups

      The parties acknowledge that:

      (a) in relation to the proposed taxation of non-fixed trusts as companies:

            (i)   the  Commonwealth  Government has withdrawn draft  legislation
                  under  which  non-fixed   trusts  would  have  been  taxed  as
                  companies from 1 July 2001;

            (ii) in November 2002 the Board of Taxation recommended that the Government retain the current flow-through treatment of distributions of non-assessable amounts by non-fixed trusts rather than a company type taxation model; and

            (iii) although  the  Government  has  not  expressly  agreed  to the recommendation of the Board of Taxation described at (ii) above, on 12 December 2002 the Government announced its intention to amend the taxation laws in accordance with recommendations of the Board of Taxation which were incidental to the recommendation described at (ii) above.

      (b) If the Trust becomes a member of a consolidated group of companies and trusts under Part 3-90 of the Income Tax Assessment Act 1997 (a consolidated tax group), the Trustee could be liable for a share of a tax-related liability of the head company of that consolidated tax group (a group tax liability) if:

            (i) the head company of the consolidated tax group does not pay that group tax liability by the time it becomes due and payable; and

            (ii) that group tax liability is not covered by a tax sharing agreement which is consistent with regulations made, or guidelines published by the Commissioner of Taxation, concerning the allocation of group tax liabilities of a consolidated tax group amongst certain members of that group or which is otherwise accepted by the Commissioner of Taxation as allocating the group tax liabilities of the consolidated tax group amongst those members on a reasonable basis (a valid tax sharing agreement); and

      (c) it is in the interests of all parties, including the Trustee, the Noteholders and the Beneficiaries, that:

            (i) the Trustee always be in a position to pay any Tax liability when due;

            (ii) the payment of Tax by the Trustee must not affect the amount of principal or interest payable on the Notes or the timing of such payments; and

            (iii) the rating of the Notes be maintained.

17.2  Amending Bill - taxation of trusts

      If an amending Bill is introduced into the Federal Parliament (the amending Bill), and the result of that amending Bill, if it becomes law, will be that the Trustee will become liable to pay Tax on the net income of the Trust (as described in clause 17.1(a)), then:

      (a) the Manager shall promptly consult with the Trustee and each Designated Rating Agency to determine what changes, if any, are necessary to the cashflow allocation methodology in clause 5 to achieve the objective referred to in clause 17.1(c) (the Objective);

      (b) within 1 month of the amending Bill being introduced into Federal Parliament (or such longer time as the Trustee and each Designated Rating Agencies permit) the Manager shall use reasonable endeavours to provide a written recommendation to the Trustee and a draft deed amending this Supplementary Terms Notice that, if executed, will achieve the Objective; and

      (c) if and when the amending Bill becomes law, upon the Trustee being notified by the Manager that the draft deed amending this Supplementary Terms Notice will achieve the Objective (and in this regard the Trustee may rely (amongst others) upon advice of tax lawyers), and each of the other parties to this Supplementary Terms Notice being reasonably satisfied that they will not be adversely affected by the proposed amendments to this Supplementary Terms Notice, each party to this Supplementary Terms Notice shall execute that amendment deed.

17.3  Group tax liabilities

      If the Trust becomes a member of a consolidated tax group and the head company of that consolidated tax group does not at that time, or at any subsequent time, provide evidence to the satisfaction of the Trustee (which may rely upon the advice of tax lawyers, amongst others) that the tax liabilities of the consolidated group are covered by a valid tax sharing agreement that apportions those tax liabilities to the Trustee on a basis acceptable to the Trustee (and the Trustee acknowledges that a nil allocation of the group tax liabilities will be acceptable to it), then:

      (a) the Manager shall, as soon as is practicable, direct the Trustee to take steps to ensure that the Trust ceases to be a member of that consolidated group;

      (b) the Manager shall promptly consult with the Trustee and each Designated Rating Agency to determine what changes, if any, are necessary to the cashflow allocation methodology in clause 5 to achieve the Objective; and

      (c) within 2 months of such consultations commencing (or such longer time as the Trustee and each Designated Rating Agency permit), the Manager shall use reasonable endeavours to provide a written direction to the Trustee and a draft deed amending this Supplementary Terms Notice that, if executed, will achieve the Objective; and

      (d) upon the Trustee being notified by the Manager that the draft deed amending this Supplementary Terms Notice will achieve the Objective (and in this regard the Trustee may rely (amongst others) upon advice of tax lawyers), and each of the other parties to this Supplementary Terms Notice being reasonably satisfied that they will not be adversely affected by the proposed amendments to this Supplementary Terms Notice, each party to this Supplementary Terms Notice shall execute that amendment deed.

17.4  Evidence of tax sharing agreement

      The Manager shall procure that the head company of a consolidated tax group of which the Trust becomes a member will:

      (a) ensure that the group tax liabilities of that consolidated tax group are covered by a valid tax sharing agreement that apportions those tax liabilities to the Trustee on a basis acceptable to the Trustee (and the Trustee acknowledges that a nil allocation of the group tax liabilities will be acceptable to it); and

      (b) provide evidence of such a tax sharing agreement being in place for the purposes of clause 17.1:

            (i) at the time the Trust becomes a member of the consolidated tax group; and

            (ii) on each occasion that there is any alteration, amendment or replacement of a tax sharing agreement covering the tax liabilities of the consolidated tax group.

17.5  Objective

      Provided that the Trustee and each Designated Rating Agency receive written advice from an experienced and reputable tax lawyer or tax accountant to the effect that if the cashflow allocation methodology, as amended by the deed amending this Supplementary Terms Notice, is followed the Objective will be met, and each Designated Rating Agency confirms in writing that the change in Tax law or the deed amending this Supplementary Terms Notice will not result in the downgrade or withdrawal of rating of any Note:

      (a) the Trustee shall not be obliged to obtain the consent of any Noteholder or the Residual Income Beneficiary to the deed amending this Supplementary Terms Notice; and

      (b) subject to its terms, the deed amending this Supplementary Terms Notice shall be effective when executed, and may:

            (i) permit the Trustee to accumulate a reserve out of moneys that would otherwise be payable to the Residual Income Beneficiary; and/or

            (ii) provide for Tax to be paid out of moneys that would otherwise have been payable to the Residual Income Beneficiary.

17.6  Residual Income Beneficiary

      Without limiting clause 17.5, in formulating a proposal to meet the Objective, the Manager shall have regard to the impact of any change to the cashflow allocation methodology to the Residual Income Beneficiary, and shall consider proposals made by the Residual Income Beneficiary that will enable the Trustee to meet the Objective.


Executed as a Deed.

Each attorney executing this deed states that he or she has no notice of alteration to, or revocation or suspension of, his or her power of attorney.

TRUSTEE

Signed  Sealed and Delivered for AXA
Trustees  Limited  by  its  attorney
under power of attorney dated [*] in
the presence of:


------------------------------------    -----------------------------------
Witness Signature                       Attorney Signature


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Print Name                              Print Name



MANAGER

Signed   Sealed  and  Delivered  for
Crusade  Management  Limited  by its
attorney  under  power  of  attorney
dated [*] in the presence of:


------------------------------------    -----------------------------------
Witness Signature                       Attorney Signature


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Print Name                              Print Name

APPROVED SELLER AND SERVICER

Signed   Sealed  and  Delivered  for
St.George   Bank   Limited   by  its
attorney  under  power  of  attorney
dated [*] in the presence of:


------------------------------------    -----------------------------------
Witness Signature                       Attorney Signature


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Print Name                              Print Name



CUSTODIAN

Signed   Sealed  and  Delivered  for
St.George Bank Custodial  Limited by
its attorney under power of attorney
dated [*] in the presence of:


------------------------------------    -----------------------------------
Witness Signature                       Attorney Signature


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Print Name                              Print Name

SECURITY TRUSTEE

Signed   Sealed  and  Delivered  for
National    Mutual   Life   Nominees
Limited  (ACN  004  029  841) by its
attorney  under  power  of  attorney
dated [*] in the presence of:


------------------------------------    -----------------------------------
Witness Signature                       Attorney Signature


------------------------------------    -----------------------------------
Print Name                              Print Name


NOTE TRUSTEE

Signed   Sealed  and  Delivered  for
Bankers   Trust   Company   by   its
attorney  under  power  of  attorney
dated [*] in the presence of:


------------------------------------    -----------------------------------
Witness Signature                       Attorney Signature


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Print Name                              Print Name

Schedule 1

An Eligible Receivable means a Loan which, as at the Cut-Off Date for that Loan:

(a) it is sourced from the Approved Seller's general portfolio of residential mortgage loans or its Great Australian Home Loan portfolio of residential mortgage loans;

(b) is secured by a Receivable Security that constitutes a first ranking mortgage over residential (owner-occupied or investment) land situated in capital city metropolitan areas or regional centres in Australia which is or will be registered under the Real Property Legislation, or where a Receivable Security is not, or will not be when registered be, a first ranking mortgage, the relevant Sale Notice includes an offer in relation to all prior ranking registered mortgages;

(c) is secured by a Receivable Security over a Mortgaged Property which has erected on it a residential dwelling and which is required by the Receivable Agreement to be covered by general insurance by insurers approved in accordance with the Transaction Documents;

(d) has an LVR less than or equal to 95% for owner occupiers and 90% for investment properties;

(e) was not purchased by the Approved Seller but was approved and originated by the Approved Seller in the ordinary course of its business;

(f)   under which the relevant Obligor does not owe more than A$500,000;

(g) the relevant Obligor in respect of which was required to repay the Receivable within 30 years of the Cut-Off Date;

(h) no payment from the Obligor is in Arrears for more than 30 consecutive days;

(i) the sale of an equitable interest in, or the sale of an equitable interest in any related Receivable Security, does not contravene or conflict with any law;

(j) together with the related Receivable Security, has been or will be stamped, or has been taken by the relevant stamp duties authority to be stamped, with all applicable duty;

(k)   is on fully amortising repayment terms;

(l) is secured by a Receivable Security that is covered by mortgage insurance from the Mortgage Insurer for 100% of amounts outstanding under the relevant loans under the relevant Mortgage Insurance Policy (including timely payment cover);

(m) complies in all material respects with applicable laws, including the Consumer Credit Legislation;

(n)   is fully drawn;

(o) is subject to the terms and conditions of the Approved Seller's Great Australian Home Loan product, its Standard Variable Rate Loan, including loans entitled to a "Loyalty" rate, due to a home loan relationship with the Approved Seller of 5 years or more, or loans that bear a fixed rate of interest for up to 5 years; and

(p) which has a maturity date at least one (1) year before the maturity date of the Notes.

Schedule 2

Application for Class B Notes
Crusade Global Trust No.1 of 1999



To: AXA Trustees Limited as trustee of the Crusade Global Trust No. 1 of 1999 (the Trustee)



From: __________________________________ (ACN [*])
        (Name)

      of ___________________________ (the Applicant).
                   (Address)



Application

The Applicant applies for the following Class B Notes (the Notes) to be issued by the Trustee as trustee of the Crusade Global Trust No. 1 of 1999 (the Trust) under the Master Trust Deed dated 14 March 1998 (as amended from time to time) establishing the Crusade Trusts (the Master Trust Deed):

1. The Notes applied for are:



2. The amount of Notes applied for is:



Applicant bound

The Applicant agrees that the Notes will be issued subject to, and agrees to be bound by, the provisions of the Master Trust Deed, the Supplementary Terms Notice in relation to the Notes and the Security Trust Deed dated 18 September 1999 in relation to the Trust.



Acknowledgment by Applicant

The Applicant acknowledges that the liability of the Trustee to make payments in respect of the Notes is limited to its right of indemnity from the assets of the Trust from time to time available to make such payments under the Master Trust Deed.

The Applicant further acknowledges that:

(a) it has independently and without reliance on St.George Bank Limited (St.George), the Trustee, the Manager or any other person (including without reliance on any materials prepared or distributed by any of the above) made its own assessment and investigations regarding its investment in the Notes;

(b)   it  understands  that  the  Notes  do  not  represent   deposit  or  other
      liabilities of St.George or Associates of St.George;

(c) the Applicant's holding of the Notes is subject to investment risk, including possible delays in repayment and loss of income and principal invested; and

(d) neither St.George nor any Associate of St.George in any way stands behind the capital value and/or performance of the Notes or the Assets of the Trust except to the limited extent provided in the Transaction Documents for the Trust.



General

Payments due under the Notes may be made:

o     by cheque posted to the above address

o     to the credit of the following account:

      Name of Bank:
      Address of Bank:
      Account Details:
      Account No.:
      Name of Account:

A Marked Note Transfer of the abovementioned Notes is required: Yes/No.

Applicant's Tax File Number:



Interpretation

Each expression used in this Application for Class B Notes that is not defined has the same meaning as in the Master Trust Deed.

Dated:

SIGNED: ___________________________________

* This Application for Class B Notes together with a cheque for the amount of the Notes applied for should be sent to the Trustee at the address above.

* Where the Applicant is a trustee, this Application for Class B Notes must be completed in the name of the trustee and signed by the trustee without reference to the trust.

* Where this Application for Class B Notes is executed by a corporation, it must be executed either under common seal by two directors or a director and a secretary or under a power of attorney.

* If this Application for Class B Notes is signed under a power of attorney, the attorney certifies that it has not received notice of revocation of that power of attorney. A certified copy of the power of attorney must be lodged with this Application for Class B Notes.

Schedule 3



Note Acknowledgment
Crusade Global Trust No.1 of 1999


Name:

[Class]:

Initial Invested Amount:

Interest Rate:

Interest Payment Dates:

[Principal Payment Dates]:

Final Maturity Date:



This confirms that:

Note Holders:

ACN (if applicable):

Address:



appears in the Register as the holder of the abovementioned Notes (the
Notes).

The Notes are issued by AXA Trustees Limited (the Trustee) in its capacity as trustee of the abovementioned Trust (the Trust) under a Master Trust Deed dated 14 March 1998 (as amended from time to time) establishing the Crusade Trusts (the Master Trust Deed).

The Notes are issued subject to the provisions of the Master Trust Deed, the Supplementary Terms Notice in relation to the Notes and the Security Trust Deed dated 18 September 1999. A copy of the Master Trust Deed, the Supplementary Terms Notice and the Security Trust Deed are available for inspection by Note Holders at the offices of Crusade Management Limited (ACN 072 715 916) at Level 18, 182 George Street, Sydney, New South Wales 2000.

The Trustee's liability to make payments in respect of the Notes is limited to its right of indemnity from the Assets of the Trust from time to time available to make such payments under the Master Trust Deed and Supplementary Terms Notice. All claims against the Trustee in relation to the Notes may only be satisfied out of the Assets of the Trust except in the case of (and to the extent of) any fraud, negligence or wilful default on the part of the Trustee or its officers, employees, any agent or delegate employed by the Trustee other than in accordance with Section 53 of the Trustee Act to carry out any transactions contemplated by this Deed.

Each Note Holder is required to accept any distribution of moneys under the Security Trust Deed in full and final satisfaction of all moneys owing to it, and any debt represented by any shortfall that exists after any such final distribution is extinguished.

The Trustee shall not be liable to satisfy any obligations or liabilities from its personal assets except in the case (and to the extent) of any fraud, negligence or Default on the part of the Trustee or its officers, employees or an agent or delegate employed by the Trustee other than in accordance with
Section 53 of the Trustee Act to carry out any transactions contemplated by this Deed. Neither the Trustee nor the Manager guarantees the payment of interest or the repayment of principal due on the Notes.

This Note Acknowledgment is not a certificate of title and the Register is the only conclusive evidence of each abovementioned Note Holder's entitlement to Notes.

Transfers  of Notes  must be under an Note  Transfer  in the form  contained  in
Schedule 4 to the Master Trust Deed (copies of which are available from then Trustee at its abovementioned address). Executed Note Transfers must be submitted to the Trustee.

Each expression used in this Note Acknowledgment that is not defined has the same meaning as in the Master Trust Deed.

This Note Acknowledgment and the Notes to which it relates will be governed by the laws of the New South Wales.

Dated:

Executed in New South Wales for and on behalf of the AXA Trustees Limited



_________________________________________
Authorised Signatory

Schedule 4



Note Transfer and Acceptance
Crusade Global Trust No.1 of 1999



To:   AXA Trustees Limited                                    Date Lodged [*]
      as trustee of the                                       Registry Use Only
      Crusade Trust No. 1 of 1999 (the Trustee)


Transferor

(Full name, ACN (if applicable) and address):

(please print)

Applies to assign and transfer to
Transferee

(Full name, ACN (if applicable) and address):

(please print)

and its/their executors, administrators or assigns


The following Notes in the Crusade Global Trust No. 1 of 1999

Number of Notes:

Name:

[Class]:

Initial Invested Amount:

Interest Payment Dates:

[Principal Amortisation Dates]:

Final Maturity Date:


Consideration Payable: $[*]

and all my/our/its property and interests in rights to those Notes and to the interest accrued on them.

TRANSFEROR ______________________________________________________
(Signature:  see Notes)

WITNESS ________________________________   Date:

TRANSFEREE ______________________________________________________
(Signature:  see Notes)

WITNESS ________________________________   Date:

PAYMENTS (Tick where appropriate)

*     In accordance with existing instructions (existing holders only)

*     By cheque posted to the above address

* By credit to the following account in Australia in the name of the Transferee only

Tax File Number (if applicable):

Authorised signature of Transferee _________________________________
Date:

NOTES:

1. The Transferor and the Transferee acknowledge that the transfer of the Notes specified in this Transfer and Acceptance (the Notes) shall only take effect on the entry of the Transferee's name in the Register as the registered owner of the Notes.

2. The Transferee agrees to accept the Notes subject to the provisions of the Master Trust Deed dated 14 March 1998 (as amended from time to time) establishing the Crusade Trusts (the Trust Deed), the Supplementary Terms Notice in relation to the Notes and the related Security Trust Deed dated 18 September 1999.

3. The Transferee acknowledges that it has independently and without reliance on St.George Bank Limited (ACN 055 513 070), the Trustee, Crusade
      Management  Limited  (ACN 072 715 916) (the  Manager) or any other  person
      (including without reliance on any materials prepared or distributed by any of the above) made its own assessment and investigations regarding its investment in the Notes.

4. The Trustee's liability to make payments in respect of the Notes is limited to its right of indemnity from the assets of the abovementioned Trust from time to time available to make such payments under the Trust Deed.

5. Where the Transferor and/or the Transferee is a trustee, this Note Transfer must be completed in the name of the trustee and signed by the trustee without reference to the trust.

6. Where this Note Transfer is executed by a corporation, it must be executed either under common seal by two directors or a director and a secretary or under a power of attorney.

7. If this Transfer and Acceptance is signed under a power of attorney, the attorney certifies that it has not received notice of revocation of that power of attorney. A certified copy of the power of attorney must be lodged with this Note Transfer.

8.    This Note Transfer must be lodged with the Trustee for registration.

9. The Trustee may, in the manner and for the period specified in the Trust Deed and any relevant Supplementary Terms Notice, close the Register. The total period that the Register may be closed will not exceed 30 days (or such other period agreed to by the Manager) in aggregate in any calendar year. No Note Transfer received after 4:00pm Sydney time on the day of closure of the Register or whilst the Register is closed will be registered until the Register is re-opened.

10. If the Transferee is a non-resident for Australian taxation purposes, withholding tax will be deducted from all interest payments unless an exemption is provided to the Trustee or withholding tax is no longer payable as a result of any change in the relevant Australian laws.

11.   [Insert any restrictions on the transfer of Notes.]

[Marking where clause 8.15 applies]

12. The Trustee certifies that the Transferor is inscribed in the Register as the holder of the Notes specified in this Note Transfer and that it will not register any transfer of such Notes other than under this Note Transfer before [insert date].

Dated:

For and on behalf of [*] Limited



______________________________________